Exhibit 99.1

DDC Enterprise Limited

DDC ENTERPRISE LIMITED

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
				(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	2(g)	26,801,767	78,790,697	11,097,438
Restricted cash	2(h)	70,102,863	497,108	70,016
Short-term investment	4	-	104,086,826	14,660,323
Accounts receivable, net	5	26,906,994	29,508,542	4,156,191
Inventories	6	6,115,553	9,984,100	1,406,231
Prepayments and other current assets	7	25,714,888	97,589,397	13,745,179

Total current assets		155,642,065	320,456,670	45,135,378

Non-current assets
Long-term investments	8	22,440,969	14,136,050	1,991,021
Property, plant and equipment, net	9	509,169	603,035	84,936
Operating lease Right-of-use assets	15	6,132,812	6,169,983	869,024
Intangible assets, net	10	17,439,892	9,426,569	1,327,704
Goodwill	11	18,769,688	46,999,355	6,619,721
Other non-current assets	12	34,443,178	43,150,129	6,077,569

Total non-current assets		99,735,708	120,485,121	16,969,975

Total assets		255,377,773	440,941,791	62,105,353

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
				(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	13	54,830,623	19,500,000	2,746,518
Current portion of long-term bank borrowings	13	2,020,480	1,993,168	280,732
Accounts payable		17,046,154	20,793,699	2,928,731
Contract liabilities	26	6,293,066	13,773,974	1,940,024
Shareholder loans, at amortized cost	18	19,522,986	26,150,243	3,683,185
Amounts due to related parties	28	19,395,710	17,605,694	2,479,710
Accrued expenses and other current liabilities	14	107,356,680	168,952,161	23,796,413
Current portion of lease liabilities	15	1,413,110	2,590,785	364,904
Current portion of finance lease liabilities	15	-	103,310	14,551
Convertible loans, at fair value	18	14,949,326	6,372,830	897,594
Convertible loans, at amortized cost	18	18,964,600	3,541,350	498,789

Total current liabilities		261,792,735	281,377,214	39,631,151

Non-current liabilities
Long-term bank borrowings	13	1,671,084	5,519,461	777,400
Operating lease liabilities	15	4,824,198	4,045,089	569,739
Finance lease liabilities	15	-	37,411	5,269
Warrant liabilities	22	5,747,884	87,279	12,293
Option liability	22	12,762,104	-	-
Shareholder loans, at amortized cost	18	76,099,976	56,928,815	8,018,256
Convertible loans, at fair value	18	3,897,606	7,964,014	1,121,708
Convertible loans, at amortized cost	18	-	3,500,000	492,965
Deferred tax liabilities	24	3,399,427	3,827,489	539,091
Other non-current liabilities	21	4,162,222	10,405,554	1,465,592

Total non-current liabilities		112,564,501	92,315,112	13,002,313

Total liabilities		374,357,236	373,692,326	52,633,464

Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
				(Unaudited)
Mezzanine equity
Series A redeemable convertible preferred shares ((US$0.016 par value; 724,939 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB78,343,351 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB78,343,351 and RMB nil as of December 31, 2022 and 2023, respectively)	17	78,343,351	-	-
Series A-1 redeemable convertible preferred shares (US$0.016 par value; 276,940 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB65,189,547 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB65,189,547 and RMB nil as of December 31, 2022 and 2023, respectively)	17	65,189,547	-	-
Series B redeemable convertible preferred shares (US$0.016 par value; 227,751 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB90,688,766 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB90,688,766 and RMB nil as of December 31, 2022 and 2023, respectively)	17	90,688,766	-	-
Series B-1 redeemable convertible preferred shares (US$0.016 par value; 228,813 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB100,365,667 and RMB nil as December 31, 2022 and 2023; liquidation value of RMB100,365,667 and RMB nil as of December 31, 2022 and 2023, respectively)	17	100,365,667	-	-
Series B-2 redeemable convertible preferred shares (US$0.016 par value; 454,739 shares authorized, 387,525 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB181,300,496 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB181,300,496 and RMB nil as of December 31, 2022 and 2023, respectively)	17	181,300,496	-	-
Series C redeemable convertible preferred shares (US$0.016 par value; 654,013 shares and nil share authorized, 290,409 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB151,311,737 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB151,311,737 and RMB nil as of December 31, 2022 and 2023, respectively)	17	151,311,737	-	-
Series C-1 redeemable convertible preferred shares (US$0.016 par value; 2,733,158 shares and nil share authorized, 2,370,939 shares and nil share issued and outstanding as of December 31, 2022 and 2023, redemption value of RMB701,320,497 and RMB nil as of December 31, 2022 and 2023; liquidation value of RMB701,320,497 and RMB nil as of December 31, 2022 and 2023, respectively)	17	701,320,497	-	-

Total mezzanine equity		1,368,520,061	-	-

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED BALANCE SHEETS – (Continued)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$
				Note 2(e)
				(Unaudited)
Shareholders’ (deficit)/equity
Class A ordinary shares (US$0.016 par value per share, 55,248,154 shares authorized as of December 31, 2022 and 2023, 5,638,277 shares and 20,028,168 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	19	584,961	2,230,296	314,131
Class B ordinary shares (US$0.016 par value per share, 875,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively)	19	96,589	96,589	13,604
Series seed convertible preferred shares (US$0.016 par value, 1,076,501 shares and nil share authorized, issued and outstanding as of December 31, 2022 and 2023, liquidation value of RMB37,307,022 and RMB nil as of December 31, 2022 and 2023, respectively)	20	58,565,485	-	-
Additional paid-in-capital		-	1,816,654,303	255,870,407
Accumulated deficit		(1,478,040,573)	(1,637,790,086)	(230,677,909)
Accumulated other comprehensive loss		(83,132,274)	(135,581,744)	(19,096,289)
Total shareholders’ (deficit)/equity attributable to DDC Enterprise Limited		(1,501,925,812)	45,609,358	6,423,944

Non-controlling interest		14,426,288	21,640,107	3,047,945

Total shareholders’ (deficit)/equity		(1,487,499,524)	67,249,465	9,471,889

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		255,377,773	440,941,791	62,105,353

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Years Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
					(Unaudited)
Revenues:
Product revenues	26	191,389,968	176,420,393	204,595,102	28,816,618
Service revenues	26	5,544,507	1,298,631	886,802	124,903
Revenues from collaborative arrangements	26	8,244,967	1,867,042	-	-
Total revenues		205,179,442	179,586,066	205,481,904	28,941,521

Cost of products		(164,541,069)	(134,462,728)	(153,316,804)	(21,594,221)
Cost of services		(4,180,765)	(1,196,469)	(709,787)	(99,971)
Total cost of revenues		(168,721,834)	(135,659,197)	(154,026,591)	(21,694,192)

Gross profit		36,457,608	43,926,869	51,455,313	7,247,329

Operating expenses:
Fulfilment expenses		(23,967,825)	(10,630,884)	(7,315,978)	(1,030,434)
Sales and marketing expenses		(59,239,750)	(20,763,218)	(17,440,192)	(2,456,400)
Research and development expenses		(233,663)	-	-	-
General and administrative expenses		(66,636,360)	(53,543,862)	(82,460,706)	(11,614,348)
Share based compensation	21	-	(38,993,201)	(83,863,299)	(11,811,899)
Total operating expenses		(150,077,598)	(123,931,165)	(191,080,175)	(26,913,081)

Loss from operations		(113,619,990)	(80,004,296)	(139,624,862)	(19,665,752)

Interest expenses		(22,842,091)	(30,826,950)	(12,178,668)	(1,715,329)
Interest income		9,783	465,162	2,562,605	360,935
Foreign currency exchange (loss)/gain, net		(147,413)	671,007	(66,798)	(9,408)
Impairment loss for equity investments accounted for using measurement alternative	8	-	(22,705,285)	(8,288,296)	(1,167,382)
Gain from deconsolidation of VIEs	1	-	13,543,650	134,665	18,967
Other income		5,581,534	1,599,746	421,449	59,360
Other expenses, net	23	(266,083,985)	-	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	22	(60,764,404)	(1,875,889)	17,101,260	2,408,662

Loss before income tax expenses		(457,866,566)	(119,132,855)	(150,378,702)	(21,180,398)

Income tax expense	24	(816,868)	(3,115,753)	(5,004,766)	(704,907)
Net loss		(458,683,434)	(122,248,608)	(155,383,468)	(21,885,305)

Accretion of redeemable convertible preferred shares to redemption value	17	(381,218,518)	(109,089,609)	(110,112,796)	(15,509,063)
Net loss attributable to ordinary shareholders		(839,901,952)	(231,338,217)	(265,496,264)	(37,394,368)

Net income/(loss) attributable to non-controlling interest		(4,333,208)	(222,968)	4,366,045	614,945

Net loss attributable to DDC Enterprise Limited		(835,568,744)	(231,115,249)	(269,862,309)	(38,009,313)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS – (Continued)

		For the Years Ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$
					Note 2(e)
					(Unaudited)
Other comprehensive income/(loss), net of nil income taxes:
Foreign currency translation adjustment, net of nil income taxes		15,902,297	(120,532,078)	(52,845,568)	(7,443,143)
Net unrealized gains on available-for-sale debt Securities		-	-	396,098	55,789

Total other comprehensive income/(loss)		15,902,297	(120,532,078)	(52,449,470)	(7,387,354)

Comprehensive loss:		(823,999,655)	(351,870,295)	(317,945,734)	(44,781,722)
Comprehensive income/ (loss) attributable to non-controlling interests		(4,333,208)	(222,968)	4,366,045	614,945

Comprehensive loss attributable to DDC Enterprise Limited		(819,666,447)	(351,647,327)	(322,311,779)	(45,396,667)

Net loss per ordinary share
— Basic and diluted – Class A	25	(173.00)	(42.32)	(37.38)	(5.26)
— Basic and diluted – Class B		-	-	-	-

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
— Basic and diluted – Class A	25	4,829,998	5,461,443	7,219,584	7,219,584
— Basic and diluted – Class B		875,000	875,000	875,000	875,000

The accompanying notes are an integral part of these consolidated financial statements

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2021

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non- redeemable non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	income	deficit	interest	deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2021	875,000	90,509	875,000	96,589	1,076,501	58,565,485	-	(736,738,408)	21,497,507	(656,488,318)	4,569,880	(651,918,438)
Issuance of class A ordinary shares	4,401,663	455,728	-	-	-	-	243,798,133	-	-	244,253,861	-	244,253,861
Beneficial conversion feature of redeemable convertible preferred shares	-	-	-	-	-	-	16,942,439	-	-	16,942,439	-	16,942,439
Prepaid consideration for acquisitions	-	-	-	-	-	-	28,424,280	-	-	28,424,280	-	28,424,280
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(289,164,852)	(92,053,666)	-	(381,218,518)	-	(381,218,518)
Net loss	-	-	-	-	-	-	-	(454,350,226)	-	(454,350,226)	(4,333,208)	(458,683,434)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	15,902,297	15,902,297	-	15,902,297

Balance as of December 31, 2021	5,276,663	546,237	875,000	96,589	1,076,501	58,565,485	-	(1,283,142,300)	37,399,804	(1,186,534,185)	236,672	(1,186,297,513)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2022

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non- redeemable non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	income/(loss)	deficit	interest	deficit
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	5,276,663	546,237	875,000	96,589	1,076,501	58,565,485	-	(1,283,142,300)	37,399,804	(1,186,534,185)	236,672	(1,186,297,513)
Issuance of class A ordinary shares in connection with exercise of share options	361,614	38,724	-	-	-	-	-	-	-	38,724	-	38,724
Share-based compensation	-	-	-	-	-	-	34,792,255	-	-	34,792,255	-	34,792,255
Incremental cost of share options modified in connection with deconsolidation of Farm Entities	-	-	-	-	-	-	1,424,721	-	-	1,424,721	-	1,424,721
Business combinations	-	-	-	-	-	-	-	-	-	-	14,412,584	14,412,584
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(36,216,976)	(72,872,633)	-	(109,089,609)	-	(109,089,609)
Net loss	-	-	-	-	-	-	-	(122,025,640)	-	(122,025,640)	(222,968)	(122,248,608)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	(120,532,078)	(120,532,078)	-	(120,532,078)

Balance as of December 31, 2022	5,638,277	584,961	875,000	96,589	1,076,501	58,565,485	-	(1,478,040,573)	(83,132,274)	(1,501,925,812)	14,426,288	(1,487,499,524)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023

	Class A ordinary shares		Class B ordinary shares		Series seed convertible preferred shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total DDC shareholders’	Non-redeemable non-controlling	Total shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	capital	deficit	loss	equity/(deficit)	interest	equity/(deficit)
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2023	5,638,277	584,961	875,000	96,589	1,076,501	58,565,485	-	(1,478,040,573)	(83,132,274)	(1,501,925,812)	14,426,288	(1,487,499,524)
Issuance of class A ordinary shares	14,374,669	1,642,299	-	-	(1,076,501)	(58,565,485)	1,835,065,180	-	-	1,778,141,994	-	1,778,141,994
Surrender of class A ordinary shares by one shareholder issuance of share options	(180,807)	(19,362)	-	-	-	-	19,362	-	-	-	-	-
Share options issued as the purchase consideration in connection with acquisition of Lin’s	-	-	-	-	-	-	1,072,031	-	-	1,072,031	-	1,072,031
Share-based compensation	-	-	-	-	-	-	80,272,397	-	-	80,272,397	-	80,272,397
Business combinations	196,044	22,398	-	-	-	-	11,876,510	-	-	11,898,908	1,309,393	13,208,301
Acquisition of non- controlling interests	-	-	-	-	-	-	(1,538,381)	-	-	(1,538,381)	1,538,381	-
Accretion of redeemable convertible preferred shares	-	-	-	-	-	-	(110,112,796)	-	-	(110,112,796)	-	(110,112,796)
Net loss	-	-	-	-	-	-	-	(159,749,513)	-	(159,749,513)	4,366,045	(155,383,468)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	-	(52,449,470)	(52,449,470)	-	(52,449,470)
Other	(15)	-	-	-	-	-	-	-	-	-	-	-

Balance as of December 31, 2023	20,028,168	2,230,296	875,000	96,589	-	-	1,816,654,303	(1,637,790,086)	(135,581,744)	45,609,358	21,640,107	67,249,465
Balance as of December 31, 2023 (US$) Note 2(e) (Unaudited)	20,028,168	314,131	875,000	13,604	-	-	255,870,407	(230,677,909)	(19,096,289)	6,423,944	3,047,945	9,471,889

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
				(Unaudited)
Operating activities:
Net loss	(458,683,434)	(122,248,608)	(155,383,468)	(21,885,304)
Adjustments to reconcile net loss to net cash provided by operating activities
Extinguishment losses, net	229,580,168	-	10,440,057	1,470,451
Termination of franchise agreement	-	-	11,005,303	1,550,065
Excess of fair value of instruments issued over proceeds received	36,503,817	-	-	-
Accretion of interest expenses on loans at amortized cost	13,613,110	18,795,751	-	-
Accretion of interest expenses on cash consideration payable for Lishang acquisition	-	185,012	-	-
Depreciation and amortization	5,110,730	3,544,322	6,107,400	860,209
Allowance of accounts receivable	4,324,627	5,334,098	1,978,793	278,707
Allowance of other current assets	-	4,262,335	-	-
(Gain)/loss from disposal of property and equipment	(14,262)	13,748	-	-
Write down of inventories to net realizable value	1,200,012	27,536	306,841	43,218
Unrealized foreign currency exchange loss/(gain), net	147,413	(671,007)	66,797	9,408
Changes in fair value of financial instruments	60,764,404	1,875,889	(17,101,260)	(2,408,662)
Changes in fair value of contingent consideration payables	(875,763)	(92,796)	-	-
Impairment loss for other equity investments accounted for using Measurement Alternative	-	22,705,285	8,288,296	1,167,382
Share-based compensation	-	38,993,201	83,863,299	11,811,899
Gain from deconsolidation of VIEs	-	(13,543,650)	(134,665)	(18,967)
Deferred tax expense/(benefit)	814,881	(601,737)	(1,255,808)	(176,877)

Changes in assets and liabilities, net of effects from business combination and deconsolidation of VIEs:
Accounts receivable, net	(2,734,066)	(21,010,479)	(2,985,164)	(420,452)
Inventories	(5,841,033)	3,215,628	(459,234)	(64,682)
Prepayments and other current assets	(4,419,775)	11,254,698	(53,940,356)	(7,597,340)
Other non-current assets	145,000	(32,746,114)	(5,487,600)	(772,912)
Accounts payable	3,586,714	667,966	524,686	73,900
Contract liabilities	(356,351)	4,943,301	4,802,774	676,457
Operating lease liabilities	-	1,000,658	(2,364,187)	(332,989)
Accrued expenses and other current liabilities	25,708,518	37,011,898	22,376,950	3,151,726

Net cash used in operating activities	(91,425,290)	(37,083,065)	(89,350,546)	(12,584,763)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
				(Unaudited)
Investing activities:
Purchase of property and equipment	(179,210)	(191,634)	(201,699)	(28,409)
Net proceeds from disposal of property and equipment	22,881	-	62,551	8,810
Acquisition of short-term investments	(64,736,000)	-	(104,086,826)	(14,660,323)
Proceeds from disposal of short-term investments	63,637,000	-	-	-
Payment of a deposit for investments	(4,251,256)	-	(4,031,676)	(567,850)
Cash paid for acquiring a short-term investment	-	(348,230)	(17,688,930)	(2,491,434)
Payment of consideration payable resulted from acquisition of Yuli	-	-	(212,785)	(29,970)
Payment of consideration payable resulted from acquisition of Cook SF	-	-	(13,894,425)	(1,956,989)
Payment of consideration payable resulted from acquisition of Yunmao	(10,200,000)	-	-	-
Payment of consideration payable resulted from acquisition of Mengwei Stores	(3,000,000)	-	(551,641)	(77,697)
Payment of consideration payable resulted from acquisition of YJW	-	(1,500,000)	-	-
Payment of consideration payable resulted from acquisition of Lishang	-	(500,000)	(2,420,000)	(340,850)
Collection of an interest-free loan from a supplier	10,000,000	-	-	-
Cash acquired in business combinations (note 14)	349,323	2,223,351	7,916,556	1,115,024
Cash disposed upon deconsolidation of VIEs	-	(128,114)	(52,917)	(7,453)

Net cash used in investing activities	(8,357,262)	(444,627)	(135,161,792)	(19,037,141)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)
				(Unaudited)
Financing activities:
Proceeds from IPO	-	-	213,168,986	30,024,224
Proceeds from issuance of Series C-1 redeemable convertible preferred shares	81,708,273	-	-	-
Proceeds from short-term bank borrowings	47,704,039	15,741,315	19,531,207	2,750,913
Repayment of short-term bank borrowings	(49,184,227)	(14,000,379)	(56,262,008)	(8,346,879)
Proceeds from long-term bank borrowings	4,455,672	870,031	5,642,555	794,737
Repayment of long-term bank borrowings	(400,341)	(651,669)	(2,392,934)	(337,038)
Proceeds from related parties’ loans	21,069,469	13,000,289	5,297,764	746,174
Repayment of related parties’ loans	(16,428,310)	(2,096,794)	(7,999,659)	(1,126,728)
Proceeds from shareholders’ loans	19,496,919	13,929,200	-	-
Repayment for shareholders’ loans	(6,229,448)	-	(13,929,200)	(1,961,887)
Issuance of convertible loans, net of issuance costs	14,464,093	17,411,500	29,685,273	4,181,083
Repayment of convertible loans	-	-	(3,482,300)	(490,472)
Proceeds from loans from employees and individuals	10,233,759	11,419,248	136,331,248	19,201,855
Repayment of loans from employees and individuals	(11,646,164)	(3,685,119)	(106,587,537)	(15,012,541)
Capital received from a non-controlling shareholder	1,520,200	-	-	-
Settlement of contingent payable for acquisition of Mengwei Stores	(1,006,879)	(585,473)	-	-

Net cash provided by financing activities	115,757,055	51,352,149	216,003,395	30,423,441

Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	2,652,471	5,829,672	(9,107,882)	(997,843)

Net increase/(decrease) in cash, cash equivalents and restricted cash	18,626,974	19,654,129	(17,616,825)	(2,196,306)

Cash and cash equivalents, beginning of the year	25,282,090	13,493,501	26,801,767	3,774,950
Restricted cash, beginning of the year	33,341,437	63,757,000	70,102,863	9,588,810
Cash, cash equivalents and restricted cash at the beginning of the year	58,623,527	77,250,501	96,904,630	13,363,760

Cash and cash equivalents, end of the year	13,493,501	26,801,767	78,790,697	11,097,438
Restricted cash, end of the year	63,757,000	70,102,863	497,108	70,016
Cash, cash equivalents and restricted cash at the end of the year	77,250,501	96,904,630	79,287,805	11,167,454

Supplemental information

Business acquisition by perferred shares	-	(1,398,431)	-	-
Business acquisition by ordinary shares	-	-	(12,040,885)	(1,695,923)
Business acquisition by share options	-	(18,492,454)	-	-
Right-of-use assets obtained in exchange for operating lease obligations	-	(2,585,340)	(2,345,409)	(330,344)
Interest expenses paid	(3,747,004)	(4,906,616)	(14,180,405)	(1,997,268)
Income tax paid	(22,324)	(235,548)	(208,475)	(29,363)

The accompanying notes are an integral part of these consolidated financial statements.

DDC ENTERPRISE LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANISATION

Description of Business

DDC Enterprise Limited (Cayman)	Listed Entity
DDC Open Studio Limited (Cayman)	100% Direct Holdings
Perfect Foods Inc. (Cayman)	100% Direct Holdings
Grand Leader Technology Limited (Hong Kong)	100% Direct Holdings
DDC US Inc.	100% Direct Holdings
DDC Open Studio Media Limited (Hong Kong)	100% Indirect Holdings
Good Foods HK Limited (Hong Kong)	100% Indirect Holdings
Cook US LLC	100% Indirect Holdings
Cook San Francisco, LLC	100% Indirect Holdings
Lin’s Group Limited (Hong Kong)	51% Indirect Holdings
Shanghai Lashu Import and Export Trading Co., Ltd	100% Indirect Holdings
Shanghai DayDayCook Information Technology Co., Ltd	100% Indirect Holdings
Mengwei online store	Contractual control (on August 19, 2023 sold)
Hangzhou Jushi Cultural Media Co., Ltd.	67% Indirect Holdings
Chongqing DayDayCook E-commerce Co., Ltd.	100% Indirect Holdings
Quanzhou DayDayCook Food Co., Limited	60% Indirect Holdings
Shanghai Lishang Trading Limited	51% Indirect Holdings
Shanghai Youlong Industrial Co., Ltd.	100% Indirect Holdings
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.	60% Indirect Holdings
Quanzhou Weishi food Co., Limited	60% Indirect Holdings
Shanghai Yuli Development Limited	51% Indirect Holdings
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.	100% Indirect Holdings
Hangzhou Damao Technology Co., Ltd.	60% Indirect Holdings

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

DDC Enterprise Limited (“DDC” or the “Parent”) was incorporated in the Cayman Islands on April 30, 2012 under the Cayman Islands Companies Law as an exempted company with limited liability. The Parent with its subsidiaries (collectively referred to as the “Company”) is a China-based Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) content streaming and product marketplace offering easy, convenient ready-to-cook (“RTC”), ready-to-heat (“RTH”) and ready-to-eat (“RTE”) meals while promoting healthier lifestyle choices to its predominately Millennial and Generation Z (“GenZ”) customer base. The Company’s principal operations and geographic markets are mainly in the People’s Republic of China (“PRC”).

On November 21, 2023, the Company completed its initial public offering (“IPO”) and issued 3,900,000 Class A ordinary shares for total amount of US$33.1 million (RMB234.8 million). The Company received net amount of US$30.0 million (RMB213.2 million) in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million (RMB21.6 million).

The VIE arrangements with Weishi

Prior to April 1, 2022, the Company operated its internet-based business in the PRC through Shanghai Weishi Information Technology Co., Ltd. (“Weishi”), a limited liability company established under the laws of the PRC in February 2015. Weishi holds the necessary PRC operating licenses for the online businesses. The equity interests of Weishi are legally held by Ms. Wang Xiaoxiao, (Co-founder and executive assistant of the CEO) who acts as a nominee equity holder of Weishi on behalf of Shanghai DayDayCook Information Technology Co., Ltd. (“Shanghai DayDayCook” or “WFOE”), the Company’s wholly-owned subsidiary. A series of contractual agreements, including Exclusive Consultancy and Service Agreement, Exclusive Purchase Agreement, Proxy Agreement, Equity Pledge Agreement and Loan Agreement (collectively, the “Weishi VIE Agreements”), were entered among Shanghai DayDayCook, Weishi and its nominee equity holder and were effective until April 1, 2022, when the Company decided to terminate the VIE agreements.

Pursuant to these contractual agreements, the Company is able to exercise effective control over, bear the risks of, and enjoy substantially all of the economic benefits of Weishi, and has an exclusive option to purchase all of the equity interests in Weishi when and to the extent permitted by the PRC law at the lowest price possible. The Company’s management concluded that Weishi is a VIE and WFOE is its primary beneficiary. As such, the financial statements of Weishi are included in the consolidated financial statements of the Company.

The Weishi VIE agreements between WFOE and Weishi have been updated with the principal terms effective until March 31, 2022 summarized as follows:

1) Exclusive Consultancy and Service Agreement

WFOE and Weishi entered into an Exclusive Consultancy and Service Agreement whereby WFOE is appointed as the exclusive service provider for the provision of management consulting, technical support, intellectual property licensing and other relevant services to Weishi during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration.

It is agreed that the WFOE shall be entitled to substantially all of the economic benefits and bear all the risks of Weishi. Weishi shall pay WFOE on a quarterly basis a service fee, which shall be equal to all the quarterly profit before tax and before the service fee after covering the deficit for prior years, if any. WFOE has the discretion to adjust the basis of calculation of the service fee amount according to service provided to Weishi.

Weishi and its nominee shareholder shall accept the service provided by the WFOE, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

2) Exclusive Option Agreement

The WFOE has exclusive right to purchase the equity interests and assets in Weishi from the nominee shareholder and assets from Weishi, once or at multiple times at any time in part or in whole, at the Company’s sole discretion.

The purchase price of equity interests shall be the higher of the loan amount under the relevant loan agreement and the minimum price permitted by the local applicable laws. The purchase price of assets shall be the higher of the carrying amount of the relevant assets and the minimum price permitted by the local applicable laws. Pursuant to the contractual arrangement, Weishi and its nominee shareholder shall not terminate the exclusive purchase agreement unilaterally in any event unless otherwise required by applicable laws.

3) Proxy Agreement

The WFOE has sole and exclusive power of attorney to act on behalf of the nominee shareholder of Weishi with respect to all rights and matters concerning all equity interests held by such nominee shareholder including exercising all of the nominee shareholder’s rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of Weishi; representing the nominee shareholder to execute any resolutions and minutes as a nominee shareholder (and director) of Weishi; approving the amendments to the articles of association without written consent of such nominee shareholder; approving any change of the share capital of Weishi; appointing directors to Weishi at the discretion of the WFOE.

The nominee shareholder of Weishi waives all rights with respect to the equity interests in Weishi held by her and shall not exercise such rights by herself.

4) Equity Pledge Agreement

Weishi’s nominee shareholder agrees to pledge all the equity interests to the Company as security for performance of the contract obligations under these contractual arrangements. Weishi and its nominee shareholder shall apply all necessary registration and/or filings relating to the equity pledges required by the applicable laws within 15 working days after the execution of these contractual arrangements.

During the term of this equity pledge agreement, Weishi and its nominee shareholder shall deliver the share certificate or the like to the WFOE’s escrow within 3 working days after the execution of these contractual arrangements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of Weishi, Weishi and its nominee shareholder shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the Company’s escrow.

In August 2016 and subsequently updated in March 2017, the equity pledge agreement was registered with relevant government authorities.

5) Loan agreement

A loan agreement was entered into between the WFOE and the nominee shareholder of Weishi. Under the loan agreement, the WFOE would make an interest-free loan in an amount of RMB10.0 million in total to the nominee shareholder of Weishi exclusively for the purpose of the capitalization of Weishi. The loan shall be repaid in full if the nominee shareholders of Weishi ceases to be the employee of Weishi, the WFOE or their affiliates; and can only be repaid with the proceeds derived from the sale of all of the equity interests in Weishi to the WFOE or its designated representatives pursuant to the Exclusive Purchase Agreement. The term of the loan is twenty years from the date of the loan agreement and may be extended upon mutual written consent of the WFOE and the nominee shareholder of Weishi.

As of December 31, 2021 and March 31, 2022, the drawdown amount of the loan by the nominee shareholder was RMB1.0 million.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

Termination of the VIE agreements with Weishi

On April 1, 2022, the WFOE, Weishi and the nominee shareholder entered into an agreement to terminate the VIE arrangements with Weishi for nil consideration. Upon the termination, the Company recognized a gain of RMB426,690, which is the difference between (i) net liabilities of RMB 63,362,821 of Weishi as of March 31, 2022, and (ii) a net payable of RMB62,936,131 due to the Company. after the Company waiving the net receivables due from Weishi. Historically, the Company’s business was substantially conducted through its wholly owned subsidiaries established in China. Prior to the termination, revenue generated through Weishi amounted to RMB nil for the three months ended March 31, 2022. The Company’s management believes that the termination of the Weishi VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operations.

The following presents the balance sheet information of Weishi as of March 31, 2022, and the operations and cash flows of Weishi for the three months ended March 31, 2022.

		March 31, 2022
		RMB
Cash and cash equivalents		5,536
Amounts due from related parties *	(ii)	83,137,208
Prepayments and other current assets		732,305

Total current assets		83,875,049

Property, plant and equipment, net		254,693
Other non-current assets		10,000

Total non-current assets		264,693

Total assets	(i)	84,139,742

Short-term bank borrowings		968,000
Amount due to related parties *	(ii)	146,073,339
Accrued expenses and other current liabilities		461,224

Total current liabilities		147,502,563

Total liabilities	(i)	147,502,563

*	As of March 31, 2022, amounts due from and due to related parties represent the receivables and payables that Weishi had with the Company’s consolidated subsidiaries, which would be eliminated upon consolidation.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Operating expenses
Sales and marketing expenses	(7,212,320)	(430,388)
Research and development expenses	(233,663)	-
General and administrative expenses	(4,673,618)	(792,914)
Loss from operations	(12,119,601)	(1,223,302)

Interest expenses	(9,924)	(29,146)
Interest income	659	-
Other income	103	480
Loss before income tax expenses	(12,128,763)	(1,251,968)
Income tax expense	-	-
Net loss	(12,128,763)	(1,251,968)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Net cash and cash equivalents used in operating activities	(1,357,986)	(622,630)
Net cash and cash equivalents provided by financing activities	1,331,000	488,498
Net decrease in cash	(26,986)	(134,132)
Cash and cash equivalents at the beginning of the year	166,654	139,668
Cash and cash equivalents at the end of the termination date	139,668	5,536

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The VIE arrangements with Farm Entities

The Company acquired a business for planting fresh vegetables (“Farm”) in January 2019. The acquired Farm business was operated through Shanghai City Modern Agriculture Development Co., Ltd. (“City Modern”), a limited liability company controlled by Mr. Cui Yixiong and Shanghai City Vegetable Production and Distribution Co-op (“City Vegetable”), Shanghai Jiapin Vegetable Planting Co-op (“Jiapin Vegetable”) and Shanghai Jiapin Ecological Agriculture Co-op (“Jiapin Ecological”), incorporated in the PRC, collectively referred to as “Farm Entities” thereafter.

Prior to the acquisition, the Farm Entities operate agricultural greenhouse facilities in the PRC, where it produces, markets, and sells premium-quality vegetable products. City Vegetables, Jiapin Vegetables and Jiapin Ecological are farmers’ specialized cooperatives (together the “FSCs”) in China. Legal members of FSCs shall consist of no less than 80% qualified farmers. Mr. Cui Yixiong controlled these FSCs since their establishment, and the formal contractual agreements, including Exclusive Consultancy and Service Agreement and Exclusive Option Agreement (collectively, the “FSC VIE Agreements”), were entered into among City Modern, and the nominee equity holders, i.e. the qualified farmers of the FSCs in January 2019.

The principal terms of the FSC VIE arrangements are as follows:

1) Exclusive Consultancy and Service Agreement

City Modern shall provide management consulting, technical support, intellectual property licensing and other relevant services to the FSCs during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration. The FSCs shall pay to City Modern 100% of their net profit as service fees for the consultancy services provided by City Modern.

The FSCs and their nominee equity holders shall accept the services provided by City Modern, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement unless with the prior written consent of City Modern.

The FSCs shall strictly follow the City Modern’s decision to operate the business and should obtain the City Modern’s written approval before signing any significant contract, including share transfer, financing, land leasing, operating, etc.

2) Exclusive Option Agreement

Pursuant to the three Exclusive Option Agreements dated 2019 entered into by and between City Modern and the nominee equity holders of the FSCs (the “FSCs Exclusive Option Agreements”), the nominee equity holders of the FSCs irrevocably granted to City Modern an exclusive and unconditional option to purchase the FSCs’ equity and assets.

City Modern has the absolute right to determine the specific time, method, frequency of exercising the above option, and has the right to request the nominee equity holders of the FSCs, at any time, to transfer the entire equity of the FSCs to City Modern (or its designated representative), and has the right to request, at any time, the FSCs to transfer to City Modern (or its designated representative) the FSCs’ assets. Except for City Modern and its designated representative, no other person shall be entitled to purchase such equity and assets or other rights related to the equity or assets in the FSCs.

The purchase price of equity shall be the lower of the contribution by the nominee equity holders of the FSCs and the minimum price permitted by the applicable PRC laws. Pursuant to the FSCs Exclusive Option Agreements, the nominee equity holders of the FSCs and/or the FSCs shall not terminate the FSCs Exclusive Option Agreements unilaterally in any event unless otherwise required by applicable compulsory laws.

On January 10, 2019, the WFOE and City Modern entered into a purchase agreement with Mr. Cui Yixiong, controlling shareholder of City Modern and his wife Ms. Wang Yike, to acquire the business carried out by City Modern and its consolidated FSCs, for a total consideration of RMB1 and 360,144 share options granted to Mr. Cui Yixiong.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The WFOE obtained control over City Modern and its controlled FSCs through a number of contractual agreements, including Exclusive Consultancy and Service Agreement, Exclusive Purchase Agreement, Proxy Agreement, Equity Pledge Agreement and Spousal Consent Letter (collectively, the “Farm VIE Agreements”) with City Modern, Mr. Cui Yixiong and Ms. Wang Yike.

The principal terms of the Farm VIE arrangements are as follows:

1) Exclusive Consultancy and Service Agreement

The WFOE provides management consulting, technical support, intellectual property licensing and other relevant services to City Modern during the service period, which is 20 years and will be automatically renewed for 20 years upon each expiration.

The WFOE is able to receive substantially all of the economic benefits of and bear all the risks of City Modern. When City Modern has operating loss or significant operating difficulties, WFOE has the right to request City Modern to cease operations and City Modern must unconditionally accept WFOE’s request. City Modern shall pay WFOE on a quarterly basis a service fee, which shall be equal to all the quarterly profit before tax excluding the service fees and after covering the deficits from prior years, if any. WFOE has the discretion to adjust the basis of calculation of the service fee according to the actual services provided to City Modern.

City Modern and its nominee shareholders shall accept the services provided by the WFOE, cannot receive services from other third parties directly or indirectly, and shall not enter into any transaction that may cause conflict with the agreement or negatively affect the interests under the agreement.

2) Exclusive Option Agreement

The WFOE has irrevocable and exclusive right to purchase the equity interests and assets in City Modern held by these nominee shareholders of City Modern, once or at multiple times at any time in part or in whole, at the WFOE’s sole discretion. Except for the WFOE and its designee(s), no other person shall be entitled to such option or other rights to purchase the equity interests or assets in City Modern held by these nominee shareholders of City Modern.

The purchase price of equity interests shall be the lower of the capital contribution by the nominee shareholders in City Modern and the minimum price permitted by the local applicable laws. Pursuant to the contractual arrangement, City Modern and its nominee shareholders shall not terminate the exclusive purchase agreement unilaterally in any event unless otherwise required by applicable laws.

3) Proxy Agreement

The WFOE has sole and exclusive power of proxy to act on behalf of these nominee shareholders of City Modern with respect to all rights and matters concerning all equity interests held by such nominee shareholders including exercising all of the nominee shareholders’ rights and voting rights; deciding the sale, transfer, pledge or disposition of the shares of City Modern; representing the nominee shareholders to execute any resolutions and minutes as nominee shareholders (and director) of City Modern; approving the amendments to the articles of association without written consent of such nominee shareholders; approving any change of the share capital of City Modern; and appointing directors to City Modern at the discretion of the WFOE.

The nominee shareholders of City Modern waive all rights with respect to the equity interests in City Modern held by him/her and shall not exercise such rights by himself/herself.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

4) Equity Pledge Agreement

City Modern’s nominee shareholders agree to pledge all the equity interests to the WFOE as security for performance of the contract obligations under these contractual arrangements. City Modern and its nominee shareholders shall apply all necessary registration and/or filings relating to the equity pledges required by the applicable laws within 15 working days after the execution of these contractual arrangements.

During the term of this equity pledge agreement, City Modern and its nominee shareholders shall deliver the share certificate or the like to the WFOE’s escrow within 3 working days after the execution of these contractual arrangements. In the event of the occurrence of any change of the share capital or the entrusted shareholding of City Modern, City Modern and its nominee shareholders shall update the registration and/or filings relating to the equity pledges required by the applicable laws and deliver the updated share certificate or the like to the WFOE’s escrow.

Up to March 31, 2022, the equity pledge agreement has not been registered with relevant government authorities.

5) Spousal Consent Letter

Pursuant to the Spousal Consent Letters executed by the spouse of the nominee shareholders of City Modern, the signing spouse confirmed that he/she does not enjoy any right or interest in connection with the equity interests of City Modern. The spouse also irrevocably agreed that he/she would not claim in the future any right or interest in connection with the equity interests in City Modern held by his/her spouse.

Termination of the VIE agreements with Farm Entities

On April 1, 2022 the Company entered into a sale and purchase agreement as well as an agreement to terminate the Farm VIE Agreements with Mr. Cui Yixiong and Ms. Wang Yike to transfer the Farm Entities to Mr. Cui Yixiong and Ms. Wang Yike for RMB1. The share options previously issued to Mr. Cui Yixiong in connection with the acquisition of Farm Entities were returned and cancelled. At the same time, the Company granted 22,509 new share options to Mr. Cui Yixiong. Upon the termination, the Company recognized a gain from termination of the Farm Entities VIE arrangement of RMB13,116,960, which is measured as the difference between (i) the consideration of RMB1 receivable, (ii) the incremental fair value of RMB1,424,721 of the share options exchanged on April 1, 2022, and (iii) the carrying amount of Farm Entities’ net liabilities of RMB15,658,584, including goodwill of RMB1,116,904. The disposal of the Farm Entities discontinued the Company’s fresh products business. The Company’s management believes that the termination of the Farm VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operation.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The following presents the balance sheet information of Farm Entities as of March 31, 2022, and the operations and cash flows of Farm Entities for the three months ended March 31, 2022 as compared to the year ended December 31, 2021.

March 31, 2022
RMB
Cash and cash equivalents	122,578
Accounts receivable, net	648,809
Inventories	1,362,090
Prepayments and other current assets	2,012,330

Total current assets	4,145,807

Long-term investment	2,460,000
Property, plant and equipment, net	3,290,220
Operating lease Right-of-use assets	4,706,678

Total non-current assets	10,456,898

Total assets	14,602,705

Short-term bank borrowings	1,100,000
Accounts payable	2,281,718
Contract liabilities	724,727
Accrued expenses and other current liabilities	15,111,718
Current portion of operating lease liabilities	6,310,595

Total current liabilities	25,528,758

Long-term bank borrowings	2,900,000
Operating lease liabilities	1,832,531

Total non-current liabilities	4,732,531

Total liabilities	30,261,289

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Revenues	13,994,269	1,721,577
Cost of Revenue	(13,240,455)	(1,666,956)
Gross profit	753,814	54,621

Operating expenses:
Fulfillment expenses	(1,495,531)	(243,083)
Sales and marketing expenses	(7,398,309)	(1,038,512)
General and administrative expenses	(698,034)	(213,566)
Loss from operations	(8,838,060)	(1,440,540)

Interest expenses	(120,788)	(53,295)
Interest income	552	-
Other income	5,435,722	438,632
Loss before income tax expenses	(3,522,574)	(1,055,203)
Income tax expense	(1,987)	-
Net loss	(3,524,561)	(1,055,203)

	For the year ended December 31, 2021	For the three months ended March 31, 2022
	RMB	RMB
Net cash and cash equivalents used in operating activities	(5,600,217)	(699,318)
Net cash and cash equivalents used in investing activities	(96,601)	(8,550)
Net cash and cash equivalents provided by financing activities	5,664,537	796,488
Net (decrease)/increase in cash	(32,281)	88,620
Cash and cash equivalents at the beginning of the year	66,239	33,958
Cash and cash equivalents at the end of the year/termination date	33,958	122,578

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

The VIE arrangements with Mengwei Stores

The Company acquired a business engaging in the online sales of self-heated hotpots through a number of online stores (“Mengwei Stores”) in January 2021 (note 16).

The Company operates these online stores on E-commerce platform in the PRC through Chongqing Meng Wei Technology Co., Ltd., Chongqing Yizhichan Leisure Food E-commerce Service Department and Chongqing Wei Bang Internet Technology Co., Ltd. (“the Transferors”). The legal names of these stores are registered with the E-commerce platforms under the Transferors as nominal holders. A series of contractual agreements including Purchase Agreement and Store Operation Agreements (collectively, the “Mengwei Stores VIE Agreements”), were entered among Shanghai DayDayCook, and the Transferors.

Pursuant to these contractual agreements, the Company is able to exercise effective control over, bear the risks of, and enjoy substantially all of the economic benefits of Mengwei Stores and have the right to, including without limitation to, control such online stores with the assets within the stores. The Company’s management concluded that Mengwei Stores is a VIE and Shanghai DayDayCook is its primary beneficiary. As such, the consolidated financial statements of Mengwei Stores are included in the consolidated financial statements of the Company.

The Mengwei Stores VIE agreements between Shanghai DayDayCook and the Transferors with the principal terms effective as of August 19, 2023 (date of termination of the VIE agreements) summarized as follows:

1) Purchase Agreement.

Pursuant to the Purchase Agreement entered into among the “Transferors”, Shanghai DayDayCook would have the right to, including without limitation to, control such online stores and the target assets, receive substantially all of the economic benefits of and bear all the risks of the Mengwei Stores, freely use certain trademarks of the Transferor, sell products of certain brands of the Transferors, and control all the receipt and payment accounts, third-party payment platform accounts and bank accounts of the online stores.

2) Store Operation Agreements.

Pursuant to the Store Operation Agreements entered into between Shanghai DayDayCook and the Transferors, Shanghai DayDayCook would have the right to enjoy the ownership and the exclusive right of operation and management of the stores. The Transferors would be delegated to operate the online stores until being required to terminate by Shanghai DayDayCook. Without prior written consent from Shanghai DayDayCook, the Transferors are prevented from changing any information of the online stores, sub-entrusting the operation right or the related assets, transferring, disposing, or set any form of guarantee on the online stores and related proceeds.

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

Termination of the VIE agreements with Mengwei Stores

On August 19, 2023, the Company entered into a sale and purchase agreement with Mr. Liao Xuefeng and three companies controlled by him, to transfer the Mengwei Stores for RMB1. The Mengwei VIE agreements will terminate accordingly. At the same time, the Company terminated the purchase agreement signed on April 30, 2023, with Mr. Liao Xuefeng and four companies controlled by him for the four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”).

Upon the termination, the Company recognized a gain from termination of the Mengwei Stores VIE arrangement of RMB134,665, which is measured as at the difference between (i) the consideration of RMB1 receivable, (ii) the carrying amount of Mengwei’s net liabilities of RMB1,770,095, including goodwill of RMB1,635,431. The Company’s management believes that the termination of the Mengwei Stores VIE Agreements does not represent a strategic shift that has a major effect on the Company’s operations and financial results and is not accounted as discontinued operations.

The following presents the balance sheet information of Mengwei Stores as of December 31, 2022 and August 19, 2023, and the operations and cash flows of Mengwei for the period from January 1, 2023 to August 19, 2023 as compared to the year ended December 31, 2021 and 2022.

	December 31, 2022	August 19, 2023
	RMB	RMB
Cash and cash equivalents	352,291	52,917
Accounts receivable, net	79,656	22,199
Inventories	83,516	8,980
Prepayments and other current assets	3,037,886	5,840,641
Total current assets	3,553,349	5,924,737

Other non-current assets	3,374,338	812,325
Total assets	6,927,687	6,737,062

Accrued expenses and other current liabilities	8,219,721	8,507,157
Total current liabilities	8,219,721	8,507,157
Total liabilities	8,219,721	8,507,157

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

	For the year ended December 31, 2021	For the year ended December 31, 2022	For the period from January 1, to August 19, 2023
	RMB	RMB	RMB
Revenues	52,414,518	9,927,407	2,138,830
Cost of Revenue	(32,544,769)	(5,468,113)	(1,369,866)
Gross profit	19,869,749	4,459,294	768,964

Operating expenses:
Fulfillment expenses	(11,555,906)	(2,454,608)	(474,361)
Sales and marketing expenses	(13,540,572)	(1,212,029)	(186,514)
General and administrative expenses	(64,077)	172,387	(586,668)
Income/(Loss) from operations	(5,290,806)	965,044	(478,579)

Interest income	1,150	5,400	508
Other income	5,851	-	10
Profit/(Loss) before income tax expenses	(5,283,805)	970,444	(478,061)
Income tax expense	-	(24,261)	-
Net profit/(loss)	(5,283,805)	946,183	(478,061)

	For the year ended December 31,	For the year ended December 31,	For the period from January 1, to August 19,
	2021	2022	2023
	RMB	RMB	RMB
Net cash and cash equivalents provided by/(used in) operating activities	942,658	(590,367)	(299,374)
Net increase/(decrease) in cash	942,658	(590,367)	(299,374)
Cash and cash equivalents at the beginning of the year	-	942,658	352,291
Cash and cash equivalents at the end of the year	942,658	352,291	52,917

Risks in relation to the VIE structure

In the opinion of management, based on the legal opinion obtained from the Company’s local legal counsel, the ownership structures of the Company and its VIEs, do not and will not violate any applicable local laws, regulations, or rules currently in effect; the agreements among the Company, each of the VIEs and its nominee shareholders, governed by local laws, as described above, are valid, binding and enforceable in accordance with their terms and applicable local laws, rules, and regulations currently in effect, both currently and immediately after giving effect to the listing in capital market, and do not and will not violate any applicable local laws, regulations, or rules currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, if the local government finds that the contractual arrangements do not comply with its restrictions on foreign ownership of businesses, or if the local government otherwise finds that the Company and the VIEs are in violation of local laws or regulations or lack the necessary permits or licenses to operate the Company’s business, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of the Company;

1. DESCRIPTION OF BUSINESS AND ORGANISATION (cont.)

●	discontinuing or restricting the operations;

●	imposing fines or confiscating any of VIEs’ income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Company’s subsidiaries or the VIEs may not be able to comply;

●	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs;

●	restricting or prohibiting the Company’s use of the proceeds of overseas offering to finance the business and operations in these jurisdictions; or

●	taking other regulatory or enforcement actions that could be harmful to the business.

In accordance with VIE Agreements, the Company has the power to direct the activities of the VIEs. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs. The creditors of VIEs do not have recourse to the general credit of the Company and its subsidiaries. To the extent VIEs require financial support, the Company may, at its option and to the extent permitted under the local law, provide financial support to VIEs.

The VIEs also have assembled work force for sales, marketing and operations which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.

(b) Going concern

For the year ended December 31, 2023, the Company incurred a loss from operations of RMB139.6 million, and net cash used in operating activities of RMB89.4 million. As of December 31, 2023, the Company had an accumulated deficit of RMB1.6 billion, and cash and cash equivalents and restricted cash of RMB79.3 million. The Company will require additional liquidity to continue its operations over the next 12 months.

The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, obtaining equity financing, issuing debt or entering into other financing arrangements, obtaining agreements with the existing investors to extend the due dates for outstanding debt and the redemption dates of redeemable equity securities. In addition, the Company plans to diversify revenue streams and implement cost saving measures to grow revenues and decrease expenses. However, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(c) Principles of Consolidation

The consolidated financial statements include the unaudited condensed financial statements of the Company and its subsidiaries, which include the Hong Kong-registered entities, and PRC-registered entities directly or indirectly owned by the Company. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. The results of subsidiaries acquired or disposed of are recorded in the unaudited condensed consolidated (loss)/income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(d) Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Estimates are used for, but not limited to, valuation allowance for deferred tax assets, assessment for impairment of goodwill, long-lived assets and long-term investments, allowance for doubtful accounts, lower of cost and net realizable value of inventories, useful lives of property, plant and equipment and intangible assets, commitments and contingencies, the fair values of financial instruments including redeemable convertible preferred shares, convertible loans, warrant liabilities, the option liability, the shareholders’ loans, the share-based compensation, the fair value of contingent consideration, the purchase price allocation with respect to business combinations, and the fair value of ordinary shares to determine fair value of share options. Incremental borrowing rate of leases, and the length of lease terms which vary and often include renewal options, are important factor in determining the appropriate accounting for leases including the initial classification of the lease as finance (referred to as “capital leases” prior to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (ASC 842)) or operating and the recognition of rent expense over the duration of the lease.

Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(e) Foreign Currency and foreign currency translation

The Company’s reporting currency is Renminbi (“RMB”). The functional currency of the Company’s entities incorporated in Cayman Islands is U.S. dollars (“US$”), and that of the Company’s entities incorporated in Hong Kong is H.K dollars (“HK$”). The Company’s PRC subsidiaries and consolidated VIEs determined their functional currency to be Renminbi (“RMB”).

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as “Foreign currency exchange gain/(loss), net” in the consolidated statements of operations and comprehensive loss.

The consolidated financial statements of the Company are translated from the respective functional currencies into RMB. Assets and liabilities are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gains and losses are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity.

(f) Convenience translation

Translations of the consolidated financial statements from RMB into US$ for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US US$1.00=RMB7.0999, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(h) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. As of December 31, 2022 and 2023, cash and cash equivalents consist of cash on hand, cash at bank, demand deposits placed with commercial banks that are readily convertible to known amounts of cash, and certain amounts held in accounts managed by other financial institutions in connection with the provision of online and mobile commerce and related services. The cash and cash equivalents are held with reputable bank and financial institution counterparties.

	As of December 31,
	2022	2023
	RMB	RMB
Cash on hand	3,028	149,614
Cash balances include deposits in:
Financial institutions in Chinese mainland
—Denominated in the US$	963	903
—Denominated in the RMB	2,782,933	3,952,852
Total cash balances held at the PRC financial institutions	2,783,896	3,953,755

Financial institutions in Hong Kong
—Denominated in the US$	23,061,616	71,740,457
—Denominated in the HK$	452,540	2,634,595
—Denominated in the RMB	1,540	1,513
Total cash balances held at Hong Kong financial institutions	23,515,696	74,376,565
Financial institutions in the United States
—Denominated in the US$	-	261,460
Total cash balances held at United States financial institutions	-	261,460
Online and mobile financial institutions in Chinese mainland
Denominated in the RMB	499,147	11,441
Online and mobile financial institutions in Hong Kong
Denominated in the HK$	-	35,497
Online and mobile financial institutions in the United States
Denominated in the US$	-	2,365
Total cash and cash equivalents held at online and mobile financial institutions	499,147	49,303

Total cash and cash equivalent balances held at financial institutions	26,798,739	78,641,083

Total cash and cash equivalent balances	26,801,767	78,790,697

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i) Restricted Cash

Cash that is restricted for withdrawal or use is reported separately on the face of the consolidated balance sheets. As of December 31, 2022, the Company had a fixed deposit of US$10,000,000 (equivalent to RMB69.6 million) as a compensating balance for a loan facility (note 13). In order to maintain the loan facility, the management will not withdraw this fixed deposit and therefore based on the company’s statements of intention, this deposit shall be included as restricted cash. As of December 31, 2023, due to the Company has fully settled this loan facility (note 13), the fixed deposit of US$10,000,000 (equivalent to RMB70.8 million) was recorded in “Cash and cash equivalents”.

As of December 31, 2022 and 2023, due to certain closed and pending legal proceedings, bank accounts with the balances of RMB456,863 and RMB497,108 were frozen by the banks. Liabilities related to such legal proceedings were recorded in “Accrued expenses and other current liabilities” in the consolidated balance sheets as it is probable that the liabilities have been incurred and the amount of loss can be reasonably estimated.

	As of December 31,
	2022	2023
	RMB	RMB
Restricted Cash balances in:
Financial institutions in Chinese mainland
—Denominated in the RMB	456,863	497,108
Financial institutions in Hong Kong
—Denominated in the US$	69,646,000	-

Total Restricted Cash balances	70,102,863	497,108

(j) Short-term Investment

Short-term investment represents the Company’s investments in financial products managed by financial institutions which are redeemable at the option of the Company on any working day or have the original maturities of less than twelve months. The Company measures the short-term investments at fair value using the quoted prices or redemption prices provided by financial institutions at the end of each reporting period, with unrealized holding gains or losses, net of the related tax effect, excluded from earnings and recorded as a separate component of accumulated other comprehensive loss until realized. Realized gains or losses from the sale of short-term investments are determined on a specific identification basis and are recorded as gain on short-term investments when earned in the consolidated statements of operations and comprehensive loss.

(k) Contract Balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, net and contract liabilities. A contract liability is recognized when the Company has an obligation to transfer goods or services to a customer for which the Company has received consideration from the customer, or for which an amount of consideration is due from the customer.

Accounts receivable, net are recognized in the period when the Company has transferred products or provided services to its customers and when its right to consideration is unconditional. Amounts collected on accounts receivable, net are included in net cash provided by operating activities in the consolidated statement of cash flows. In evaluating the collectability of receivable balances, the Company considers specific evidence including aging of the receivable, the customer’s payment history, its current credit worthiness and current economic trends. The Company makes a specific allowance if there is strong evidence indicating that an account receivable is likely to be unrecoverable, accounts receivable, net are written off after all collection efforts have been ceased. The Company does not have any off-balance sheet credit exposure related to its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and net realizable value. The Company’s inventories mainly contain convenience food products and agriculture products.

For convenience food products, cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write-downs are recorded in “cost of revenues” in the consolidated statements of operations and comprehensive loss.

For agriculture products, the costs including but not limited to labor, fertilization, fuel, crop nutrition and irrigation, are capitalized into inventory throughout the respective crop cycle. Such costs are expensed as cost of revenues when the crops are sold.

(m) Long-term investments

The Company’s long-term investments includes equity investments without readily determinable fair value.

The Company measures the equity investment without readily determinable fair value at cost and adjusts for changes resulting from impairments and observable price changes in orderly transactions for identical or similar securities of the same issuer. The Company considers information in periodic financial statements and other documentation provided by the investees to determine whether observable price changes have occurred.

The Company makes a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired at each reporting period. The Company also writes down to its fair value if a qualitative assessment indicates that the investment is impaired and that the fair value of the investment is less than its carrying value. If an equity investment without a readily determinable fair value is impaired, the Company includes an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(n) Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Operating equipment	3-5 years
Electronic equipment	3 years
Office equipment and other	3 years
Leasehold improvements	Shorter of 2-3 years or lease term

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in “cost of revenues, sales and marketing expenses, general and administrative expenses” in the consolidated statements of operations and comprehensive loss.

(o) Intangible Assets, net

Intangible assets represent franchise agreements, customer relationships and brand name acquired through business combinations, which were initially recognized and measured at fair value upon acquisitions and are amortized on a straight-line basis over respective estimated useful life of 1.5-11 years.

(p) Impairment of Long-lived Assets other than Goodwill

The Company evaluates the recoverability of its long-lived assets, including property, plant and equipment and the intangible assets and for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset, the Company recognizes an impairment loss based on the excess of the carrying amount of the asset over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment of long-lived assets was recognized for the years ended December 31, 2021, 2022 and 2023, respectively. (note 10)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Goodwill

Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Company performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist.

(r) Leases

On January 1, 2022, the Company adopted Accounting Standards Codification Topic 842 (ASC 842), which requires that a lessee recognize in the consolidated balance sheet a lease liability and a corresponding Right-of-use assets, including for those leases that the Company currently classifies as operating leases. The Right-of-use assets and the lease liability was initially measured using the present value of the remaining lease payments. ASC 842 was implemented using a modified retrospective approach which resulted in no cumulative-effect adjustment in the opening balance of accumulated deficit as of January 1, 2022. As a result, the consolidated balance sheet prior to January 1, 2022 was not restated and continues to be reported under FASB ASC Topic 840, “Leases,” (“ASC 840”), which did not require the recognition of a Right-of-use assets or lease liability for operating leases. As permitted under ASC 842, the Company adopted the following practical expedients: (1) not to reassess whether an expired or non-lease contract that commenced before January 1, 2022 contained an embedded lease, (2) not to reassess the classification of existing leases, (3) not to determine whether initial direct costs related to existing leases should be capitalized under ASC 842.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company categorizes leases at their inception as either operating or finance leases. Lease agreements mainly cover offices, warehouses and equipment, most of these leases are operating leases; however, certain equipment from a third-party lessor are leased under finance leases. Leased assets pursuant to operating leases are included in operating lease Right-of-use assets (“ROU”), while leased assets pursuant to finance leases are included in property and equipment, net. The Company’s lease agreements do not contain any residual value guarantees, restrictions or covenants. The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the Company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the consolidated balance sheets, a lease liability and a corresponding Right-of-use assets on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company’s secured incremental borrowing rate. An operating lease Right-of-use assets is initially measured at the value of the lease liability minus any lease incentives and plus initial direct costs incurred and any prepaid rent.

As the rate implicit in the Company’s lease is not typically readily available, the lease liability is measured using the Company’s secured incremental borrowing rates, which is based on an internally developed yield curve using interest rates of debt issued with a similar risk profile as the Company and a duration similar to the lease term. Some of the Company’s lease contracts include options to extend or terminate the leases. Such options are accounted for only when it is reasonably certain that the Company will exercise the options. Lease cost is recognized on a straight-line basis over the lease term and is included in cost of revenues and general and administrative expenses in the Company’s consolidated statements of operations and comprehensive loss.

The Company’s operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. As a practical expedient, the Company has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and non-lease components associated with each lease as a single lease component.

The Company has elected not to recognize Right-of-use assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

The Company’s subleases with escalated rent provisions are recognized on a straight-line basis commencing with the beginning of the lease term.

If the nature of a sublease is such that the original lessee is not relieved of the primary obligation under the original operating lease, the original lessee (as sublessor) shall account for both the original lease and the new lease as operating leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(s) Warrant Liabilities and Option Liability

The warrants and option to purchase redeemable convertible preferred shares at a future date were determined to be freestanding instruments that were accounted for as liabilities. At initial recognition, the Company recorded the warrant liabilities and option liability on the consolidated balance sheets at their estimated fair value. The warrant liabilities and option liability are subject to remeasurement at each reporting period and the Company adjusted the carrying value of the warrant liabilities and option liability to fair value at the end of each reporting period utilizing the binominal option pricing model, with changes in estimated fair value included in the “changes in fair value of financial instruments” on the consolidated statement of comprehensive loss.

(t) Fair Value Measurements

Fair value represents the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Accounting guidance establishes a three-level fair value hierarchy and requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	—	Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, deposits and amount due from suppliers included in prepayments and other current assets, long-term investments, other non-current assets, bank borrowings, accounts payable, amounts due to related parties, loans and other payables included in accrued expenses and other current liabilities, warrant liabilities, convertible loans and shareholder loans. Warrant liabilities, an option liability and certain convertible loans elected fair value option were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2022 and 2023, the carrying amount of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Company’s non-financial assets, such as goodwill, intangible assets, property, plant and equipment and inventories, would be measured at fair value only if they were determined to be impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Revenue recognition

The Company’s revenue is recognized when control of the promised good or service is transferred to the customer in an amount that reflects the consideration expected to receive in exchange for those goods or services, after considering estimated sales return allowances, and value added tax (“VAT”). The Company follows five steps for revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue is primarily derived from (i) online products sales to individual customers or small retailers through third-party E-commerce platforms (ii) offline products sales to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers, (iii) advertising services to customers with well-known brand names in lifestyle-related industries, (iv) cooking classes in the branded experience stores operated by the Company and (v) providing management services in collaborative arrangements.

The Company evaluates whether it is appropriate to record the gross amount of products sales and, advertising services and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, revenue should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation of specified goods or services, revenue should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by the third parties.

Product sales

The Company develops and sells the following types of products:

(a)	Own-branded ready to cook (“RTC”) products that can be consumed within 15-20 minutes with additional cooking preparation required;

(b)	Own-branded ready to heat (“RTH”) products, typically pre-or-semi-cooked meals, which require some preparation ahead of serving;

(c)	Ready to eat & plant base products (“RTE & Plant Base”) — typically pre-cooked meals that are ready to serve with minimal level of additional preparation, which includes the plant-based meal products ;

(d)	Private label products with other third-party brand; and

(e)	Fresh products including fresh and organic vegetables and fruit. The Company no longer had this category following the deconsolidation of Farm Entities since April 1, 2022.

Each type of the products is distributed and promoted through omni channels (online and offline).

1) Online consumer product sales

The Company sells RTC, RTH, RTE & Plant Base and private label products to individual customers or small retailers through third-party E-commerce platforms. Revenues for online consumer products are recognized on a gross basis as the Company obtains control of the products before they are delivered to the customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When the Company sells RTC, RTH, RTE & Plant Base and private label products through third-party E-commerce platforms, the Company sets up online stores on platforms to sell the product to these individual customers or small retailers. These platforms provide services to support the operations of the online stores including processing sales orders and collecting payment from individual customers or small retailers. These platforms charge service fees based on the sales conducted through the online stores. The Company enters into sale contracts directly with individual customers or small retailers. These platforms do not take control of the goods or have sales contracts with individual customers or small retailers. The Company is responsible for fulfilling all obligations according to the sales contracts with end customers and small retailers, including delivering products, providing customer support and handling sales return. The Company also has discretion in setting the price charged on individual customers or small retailers. Accordingly, the Company determined that individual customers and small retailers (as opposed to the platforms) are the Company’s customers. The sales contracts with individual customers normally include a customer’s right to return products within seven days after receipt of goods.

The Company identifies that its performance obligation under online consumer product sales is to provide the ordered products to end customers or small retailers. Revenue is recognized upon delivery of the products. In scenarios where the Company separates one order into multiple deliveries, transaction price will be allocated to each product based on relative standalone selling prices and the allocated amount will be recognized as revenue when the product is delivered.

Estimated sales allowances for sales returns are made based on contract terms and historical patterns. Discount coupons are recorded as a deduction of revenue when used by customers. The Company does not issue any discount coupons concurrent with a sales transaction.

2) Offline consumer product sales

The Company primarily sells RTC, RTH, RTE & Plant Base, private label products and fresh products to various distributors, e.g. offline retail chains or supermarkets who then sell to end customers. Revenue is recognized on a gross basis upon delivery of the products to the warehouses of the distributors for the following reasons: (1) the Company is the primary obligor and is responsible for the acceptability of the products purchase orders and the fulfilment of the delivery services; (2) the Company is responsible to compensate the customers if the products are defective; (3) the Company has latitude in establishing selling prices and selecting suppliers.

The Company recognize revenues from its own product vouchers, when they are redeemed by the customer. Product vouchers generally expire over a period of up to 12 months. The Company recognize breakage revenue, which is the amount of product vouchers that is not expected to be redeemed, when the likelihood of redemption is remote, in situations where the Company does not expect to be entitled to breakage, provided that there is no requirement for remitting balances to government agencies under unclaimed property laws. The Company reviews its breakage estimates at least annually based upon the latest available information regarding redemption and expiration patterns.

Advertising services

The Company provides advertising services to customers for promotion of their brands and products. These types of advertising services include production and online publishment of customized promotional videos, advertising placements on the Company’s website channels and offline promotion e. g. products exhibition in the Company’s branded experience stores.

The Company recognizes advertising revenue when the advertisement is published or displayed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Collaborative arrangements

On July 1, 2021, the Company entered into purchase agreements with the selling shareholders of Fujian Yujiaweng Food Co. Ltd (“YJW”) and Fujian Keke Food Co. Ltd (“KeKe”) acquire the respective 60% interests of YJW and KeKe’s product sales business, which primarily included distribution contracts, the sales and marketing teams, procurement team and other supporting function personnel (“the Target Assets”). The Company and the selling shareholders agreed to form an entity to which the Target Assets will be transferred specific to each purchase agreement. The Company and one of the selling shareholders agreed to hold 60% and 40% equity interests of the respective entities formed. During the period from July 1, 2021 until June 17, 2022 when the new entities were formed (“the transition period”), the Company managed and operated the Target Assets and was entitled to 60% of the net profit arising from the operation of the Target Assets.

The Company has determined that the arrangements during the transition period are collaborative arrangements between the Company and YJW and KeKe to jointly operate the product manufacturing and distribution activities. Under the arrangements, YJW and KeKe owned and provided the customer relationships, brand use rights and manufactured the products, and the Company is primarily responsible for managing and directing the daily operation of the sales and marketing activities. Each party is entitled to 60% and 40% respectively of the net profit arising from the operation of the Target Assets during the transition period. As both parties actively participate in the product manufacturing and distribution activities and are exposed to significant risks and rewards of such joint operating activities, the Company considers these arrangements to be in the scope of ASC 808 –Collaborative Arrangements. The Company determined that it provided distinct management services to its customers, YJW and KeKe, and recognized 60% of the net profit arising from the operation of the Target Assets as revenue from contracts with customers in accordance with ASC 606.

Reconciliation of contract balance

A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

A contract asset is recorded when the Company has transferred products to the customer before payment is received or is due, and right to consideration is conditional on future performance or other factors in the contract.

Product sales to platform distributors, offline distributors and advertising services to corporate customers are on credit terms. Receivables are recorded when the Company recognizes revenue upon fulfilment of the performance obligations.

For products sales to individual customers or small retailers through third-party E-commerce platforms, those customers pay through the payment channels of the platforms before the Company delivers the products. The platforms will then transfer the payment (after deducting platform service charges) to the Company based on pre-agreed days after the Company delivers products, or when the customers confirm the receipts of products, whichever is earlier.

A contract liability is recorded when the obligation to transfer goods or service to a customer is not yet fulfilled but for which the Company has received consideration from the customer.

Practical Expedients

The Company applies the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less and contracts for which revenue is recognized at the amount to which the Company has the right to invoice services performed.

Payment terms with the customers require settlement within one year or less. The Company applies the practical expedient and does not adjust any of the transaction price for the time value of money. The Company generally expenses sales commissions when incurred because the amortization period would be one year or less. These costs are recorded within sales and marketing expenses.

(v) Cost of Revenues

Cost of revenues primarily consists of the purchase price of merchandise, lease costs, costs of publishing advertisement, personnel costs for cooking classes, and cost of fresh products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Fulfilment Expenses

Fulfilment expenses relate to product delivery and packaging.

(x) Sales and Marketing Expenses

Sales and marketing expenses mainly include app download promotion, social media platform and short video platform content marketing expenses, E-commerce platform promotion and channel promotion, including the commission of key opinion leader (“KOL”), payroll and related expenses for personnel engaged in sales and marketing activities, depreciation expenses relating to facilities and equipment used by those employees, lease costs of stores and facilities. The amount of advertising expenses incurred were RMB15.3 million, RMB2.9 million and RMB1.7 million for the years ended December 31, 2021, 2022 and 2023, respectively.

(y) Research and development expenses

Research and development expenses are primarily of expenses for consulting work performed by third party involved in the development of new products innovation. Research and development expenses are expensed as incurred.

(z) General and Administrative Expenses

General and administrative expenses mainly consist of payroll and related costs for employees involved in general corporate functions, expenses associated with the use of facilities and equipment by these employees, such as operating lease and depreciation expenses, professional fees, information service fees, technical service fees, amortization expenses related to intangible assets acquired in business combinations, bank charges and other general corporate expenses.

(aa) Government grants

Government grants are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. During the years ended December 31, 2021, 2022 and 2023, the Company received financial subsidies of RMB4.4 million, RMB0.2 million and RMB0.1 million, respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded in other income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Company will continue to receive any or similar subsidies in the future.

(ab) Share-based Compensation

The Company determines whether an award should be classified and accounted for as a liability award or an equity award. Both liability-classified awards and equity-classified awards are initially measured at their grant-date fair value. At each financial reporting date and ultimately at settlement date, the fair value of a liability-classified award is remeasured. An equity-classified award is not remeasured after grant date. If share-based awards are subject to both service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the awards that have satisfied the service condition will be recorded upon the completion of the IPO, using the graded-vesting method. The fair value of share options at the time of grant or modification, if applicable, is determined using the binomial-lattice option pricing model. The Company elects to recognize the effect of forfeitures as compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ac) Employee Benefits

The full-time employees of the Company’s PRC subsidiaries and VIEs participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The Company is required to accrue these benefits based on certain percentages of the qualified employees’ salaries and make contributions to the share based on the accrued amounts. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligation once the contributions have been paid. The total amounts for such employee benefits were RMB6.3 million, RMB3.8 million and RMB2.2 million for the years ended December 31, 2021, 2022 and 2023, respectively, and expensed in the period incurred.

(ad) Income Taxes

The Company accounts for income taxes using the asset and liability method. Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations and comprehensive loss in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Company’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Company applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates regarding individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively.

(ae) Concentration and Risk

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable, net, other receivables, short-term and long-term deposits, receivables of supplier rebates, prepayments and other receivables due from YJW and KeKe.

The Company’s investment policy requires cash, cash equivalents and restricted cash to be placed with high quality financial institutions and to limit the amount of credit risk from any one institution. The Company regularly evaluates the credit standing of the counterparties or financial institutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net, derived from product sales and provision of services on the Company’s E-commerce platforms and retail stores, as well as other receivables, deposits and other current assets (note 7), are exposed to credit risk. The assessment of the counterparties’ creditworthiness is primarily based on past history of making payments when due and current ability to pay, taking into account information specific to the counterparties as well as pertaining to the economic environment in which the counterparties operate. Based on this analysis, the Company determines what credit terms, if any, to offer to each counter party individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services or sell the products to or through the counterparties or require the counterparties to pay cash in time to secure payment.

Concentration of customers and suppliers

One customer individually represents greater than 10.0% of total revenues of the Company for the years ended December 31, 2023.

	For the Years Ended December 31,
	2021	2022	2023
	proportion of total revenues	proportion of total revenues	proportion of total revenues
Customer A	*	*	13.1%

*	Less than 10.0% of the Company’s revenue in the respective years.

Three customers and two customers represent greater than 10.0% of total accounts receivable, net balance of the Company as of December 31, 2022 and 2023, respectively. Accounts receivable, net balances from these customers are as follows:

	As of December 31,
	2022	2023
	proportion of total accounts receivable, net balance	proportion of total accounts receivable, net balance
Customer A	20.6%	16.7%
Customer B	17.0%	15.5%
Customer C	11.4%	*
Customer D	*	12.3%

*	Less than 10.0% of the Company’s accounts receivable, net in the respective years.

The Company conducts credit evaluations on its customers and generally does not require collateral or other security from such customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Three suppliers, three suppliers and three suppliers represent greater than 10.0% of total purchases for the years ended December 31, 2021, 2022 and 2023, respectively. Purchase amounts from each supplier for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	proportion of total purchases	proportion of total purchases	proportion of total purchases
Supplier A	20.2%	*	*
Supplier B	35.3%	15.8%	*
Supplier C	14.2%	*	*
Supplier D	*	14.9%	27.2%
Supplier E	*	13.6%	19.9%
Supplier F	*	*	10.5%

*	Less than 10.0% of the Company’s purchase amounts in the respective years.

Although there is a limited number of providers of products, management believes that other providers could provide similar products on comparable terms. A change in suppliers, however, could cause negative impact on the business operation and a possible loss of sales, which would affect operating results adversely.

Interest rate risk

The Company’s borrowings bear interests at fixed and floated rates. If the Company were to renew these borrowings, the Company might be subject to interest rate risk.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or the government policy may impact the exchange rate between the RMB and the US$ in the future.

(af) Loss per Share

Basic loss per share is computed by dividing net loss attributable to Class A ordinary shareholders, considering the accretions to redemption value of the preferred shares, by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is not allocated to other participating securities when the participating securities do not have contractual obligations to share losses.

Class B ordinary shares of the Company were issued to the Founder, Ms. Norma Ka Yin Chu, which are not entitled to dividends and distributions of the Company, whereas any undistributed net loss is not allocated to Class B ordinary shares. Therefore, Class B ordinary shares are not participating securities.

The Company’s preferred shares are not participating securities as they do not participate in unallocated loss on an as-converted basis. The preferred shares do not have a contractual obligation to fund or otherwise absorb the Company’s losses. Accordingly, any undistributed net profit is allocated on a pro rata basis to the ordinary shares and preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the as-converted method, and exercise of outstanding share option using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ag) Expected Credit Losses

In 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (ASC 326), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses. The Company adopted ASC 326 on January 1, 2023 with no material impact on the consolidated financial statements.

The Company’s accounts receivable, other receivables, short-term and long-term deposits, receivables of supplier rebates, other receivables due from YJW and KeKe, and deposits for a potential acquisition are within the scope of ASC 326.09. The Company has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit losses experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit losses analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

The Company considers historical credit loss rates for each category of deposits and other receivables and also considers forward looking macroeconomic data in making its loss accrual determinations. The Company considers specific credit loss provisions on a case-by-case basis for particular aged receivable balances

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ah) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decisionmaker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Company’s CODM assesses performance and allocates resources based on two operating segments: merchandise sales and fresh agriculture produce.

●	Merchandise: Merchandise segment includes sales of RTC, RTH, RTE and Plant Base, Private label products, Advertising service and Experience stores to third parties and individual customers.

●	Fresh products: Fresh products segment includes fresh products sold to supermarkets and other third parties. This reporting segment was discontinued since April 1, 2022 due to the deconsolidation of Farm Entities.

Since the deconsolidation of Farm Entities from April 1, 2022, there is only one operating segment remaining.

The Company does not include intercompany transactions between segments for management reporting purposes. In general, revenues, cost of revenues and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, to different segments mainly based on usage, depending on the nature of the relevant costs and expenses. The Company currently does not allocate the assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. The Company currently does not allocate other long-lived assets to the geographic operations as most of the Company’s long-lived assets are located in the PRC. In addition, most of the Company’s revenue is derived from within the PRC. Therefore, no geographical information is presented.

The Company’s segment operating performance measure is segment adjusted net loss, which represents net income or loss before (a) depreciation of property, plant and equipment and amortization of intangible assets, and (b) interest income, interest expenses, other income, other expenses, net, and income tax expense. The following table presents information about adjusted net loss and a reconciliation from the segment adjusted loss to total consolidated loss from operations for the years ended December 31, 2011, 2022 and 2023, respectively.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues:
Merchandise	191,185,173	177,864,489	205,481,904
Fresh products	13,994,269	1,721,577	-

Total segment revenues	205,179,442	179,586,066	205,481,904

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Adjusted net loss:
Merchandise	(96,225,247)	(78,972,163)	(139,692,300)
Fresh products	(7,959,386)	(1,315,348)	-
Total adjusted net loss	(104,184,633)	(80,287,511)	(139,692,300)

Depreciation and amortization expenses - Merchandise	(4,232,056)	(3,419,130)	(6,107,400)
Depreciation expenses - Fresh products	(878,674)	(125,192)	-
Unallocated allowance of accounts receivable, net	(4,324,627)	(5,334,098)	(1,978,793)
Unallocated interest expenses	(22,842,091)	(30,826,950)	(12,185,595)
Unallocated interest income	9,783	465,162	2,559,818
Unallocated foreign currency exchange (loss)/gain, net	(147,413)	671,007	(57,084)
Unallocated other income	5,581,534	1,599,746	421,449
Unallocated other expenses, net	(266,083,985)	-	(10,440,057)
Unallocated changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260
Total consolidated loss before income tax expenses	(457,866,566)	(119,132,855)	(150,378,702)

(ai) Statutory Reserves

In accordance with the PRC Company Laws, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

In addition, in accordance with the PRC Company Laws, the Company’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except for liquidation.

No appropriation to the reserve fund was made by the Company’s PRC subsidiaries and VIEs, as these PRC Companies had accumulated losses as determined under PRC GAAP for the years ended December 31, 2021, 2022 and 2023.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(aj) Shareholders’ approval on the share consolidation

On November 16, 2023, the Company obtained shareholders’ approval of the share consolidation of every 16 issued and outstanding shares of each class with par value of US$0.001 into one share of the same class (“share consolidation”) with a par value of US$0.016 each, which was effectuated immediately on November 16, 2023, and all of the a) issued and outstanding share options granted by the Company, b) warrants granted by the Company and c) any other form of convertible securities granted by the Company and the holders of share options, warrants and convertible securities were entitled to as originally set out in their relevant agreements with the Company, as adjusted to reflect the share consolidation.

All share and per share data in the consolidated financial statements and notes thereto have been retroactively revised to reflect the share consolidation. Ordinary shares underlying outstanding share options, warrants and convertible securities and the respective exercise prices, if applicable, were proportionately adjusted.

(ak) Recent Accounting Pronouncements

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Codification Topic 842, Leases (ASC 842). ASC 842 specifies the accounting for leases. For operating leases, ASC 842 requires a lessee to recognize a Right-of-use assets and a lease liability, initially measured at the present value of the lease payments, in its balance sheets. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASC 842 was further amended in June 2020 by ASU 2020-05. Revenue from Contracts with Customers (ASC 606) and Leases (ASC 842), ASU 2020-05 deferred the effective date of new leases standard. As a result, ASC 842, Leases, is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. For all other entities, it is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted ASC 842 for the fiscal year ended December 31, 2022.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, to simplify the goodwill impairment test by eliminating Step 2 from the goodwill impairment test. Under the new guidance, goodwill impairment will be measured by the amount by which the carrying value of a reporting unit exceeds its fair value, without exceeding the carrying amount of goodwill allocated to that reporting unit. As a result, ASU 2017-04 is effective for public companies for annual and interim impairment tests for periods beginning after December 15, 2019. For other entities, it is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. This guidance is effective January 1, 2022 and is required to be adopted on a prospective basis, with early adoption permitted. As the Company is an “emerging growth company” and elects to apply for the new and revised accounting standards at the effective date for a private company, the Company adopted this standard for the year ended December 31, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832) — Disclosures by Business Entities about Government Assistance (“ASU 2021-10”). It requires issuers to make annual disclosures about government assistance, including the nature of the transaction, the related accounting policy, the financial statement line items affected and the amounts applicable to each financial statement line item, as well as any significant terms and conditions, including commitments and contingencies. The amendments in ASU 2021-10 are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company adopted the standard for the year ended December 31, 2022 and the adoption of this standard does not have a material impact on its consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”), which eliminates two of the three models in ASC 470-20 that require separate accounting for embedded conversion features and eliminates some of the conditions for equity classification in ASC 815-40 for contracts in an entity’s own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and generally requires them to include the effect of share settlement for instruments that may be settled in cash or shares. The Company adopted this standard on January 1, 2022, and such adoption did not impact on the consolidated financial statements.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02, collectively referred to as “ASC 326”. ASC 326 requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASC 326 eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The adoption of this standard resulted in a change of the Company’s provision policy primarily for accounts receivable. The Company adopted this ASC 326 on January 1, 2023 with no material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting Standards to be Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to update reportable segment disclosure requirements. The amendment is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendment should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements and related disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

A reconciliation of cash, cash equivalents and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	26,801,767	78,790,697
Restricted cash	70,102,863	497,108

Total Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	96,904,630	79,287,805

4. SHORT-TERM INVESTMENT

Short-term investment consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Cost	-	103,690,728
Unrealized gain	-	396,098

Aggregate fair value	-	104,086,826

The Company’s short-term investment represents subscription of participating shares in a segregated portfolio Company (“the Fund”) with a total subscription amount of RMB104 million (US$14.7 million), redeemable upon demand at the net asset value of the Fund. The Fund primarily invests in US Treasuries and cash management product. For the years ended December 31, 2021, 2022 and 2023, there were no gross unrealized holding losses.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable	26,906,994	31,487,335
Less: allowance for credit losses	-	(1,978,793)

Accounts receivable, net	26,906,994	29,508,542

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	(4,324,627)	(5,334,098)	(3,481,333)
Write-offs	4,324,627	5,334,098	1,502,540

Balance at the end of the year	-	-	1,978,793

6. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	-	182,882
Merchandise available for sale	6,115,553	9,801,218

Total	6,115,553	9,984,100

Write-downs of RMB1,200,012, RMB27,536 and RMB306,841 were made to the inventories and recorded in cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Company received insurance proceeds of RMB1.2million, RMB0.5 million and nil for claims of unharvested crop. These insurance proceeds are included as a reduction to “cost of revenues” in the consolidated statements of operations and comprehensive loss.

7. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Receivables of supplier rebates-current	3,661,334	2,039,621
Value-added tax recoverable	5,405	248,801
Prepayment for short-term investment	-	17,688,930
Receivables of government grants	-	2,023,502
Deposits	759,608	5,878,679
Advances to suppliers	8,792,453	16,988,630
Advances for stock repurchase	-	1,770,675
Advances for financing services	-	2,090,000
Prepayments and other receivables due from YJW and KeKe - current	8,922,423	35,833,936
Other receivables due from individuals	-	8,470,589
Other receivables	3,573,665	4,556,034

Total	25,714,888	97,589,397

7. PREPAYMENTS AND OTHER CURRENT ASSETS (cont.)

The movement of the allowance for doubtful accounts is as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	-	-	-

Current period provision	-	4,262,335	-
Write-offs	-	(4,262,335)	-

Balance at the end of the year	-	-	-

8. LONG-TERM INVESTMENTS

Long-term investments consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Measurement alternative method
PFI Food Industries Limited	21,744,509	14,136,050
Good Food Technologies (Cayman) Limited	696,460	-

Long-term investments	22,440,969	14,136,050

8. LONG-TERM INVESTMENTS (cont.)

On August 13, 2021, the Company entered into a subscription agreement with Black River Food 2 Pte. Ltd. (“Black River”) relating to Series C-1 redeemable convertible preferred shares and warrants of the Company. The Company agreed to allot and issue to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 warrants (“the PFI Warrant”), with each warrant entitling Black River to acquire one Series C-1 redeemable convertible preferred shares at nominal consideration when exercised, exercisable within 3 months. The consideration shall be satisfied by Black River transferring its 5,072,000 ordinary shares of PFI Food Industries Limited (“PFI Foods”, a subsidiary of Black River), representing approximately 6.316% of the entire issued share capital of PFI Foods. PFI Foods focuses on providing RTE and RTC plant-based meat products. The Company issued to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 PFI Warrant on August 30, 2021 and Black River exercised the PFI Warrant into 388,695 number Series C-1 redeemable convertible preferred shares on the same date. The equity interests in PFI Foods were transferred to the Company on December 22, 2021.

Prior to December 22, 2021, the Company determined the equity interests in PFI Foods to be transferred as a non- derivative prepaid forward contract. The forward contract, the Series C-1 redeemable convertible preferred shares issued and PFI warrant was initially recorded at their fair value of RMB94,141,160, RMB45,564,461 and RMB48,576,699, respectively. The forward contract was recorded as an investment on equity securities. The Company estimated the fair values of Series C-1 redeemable convertible preferred shares for Black River and PFI warrant using the binomial model with the assistance of an independent third-party valuation.

On December 22, 2021, the fair value of the forward contract was RMB49,289,160, with a fair value loss of RMB44,852,000 recognized in “Changes in fair value of financial instruments”, due to the overall under performance of the industry and PFI Food’s inability to obtain external financing in the poor economic environment. In determining the fair value of the investment in PFI Foods, the Company made estimates and judgments regarding the cash flow forecasts of PFI Foods, the weighted average cost of capital of 15.4% and the discount for lack of marketability of 20.0% applied to the projected cash flows with the assistance of an independent valuation firm.

After obtaining equity interests in PFI Foods, the Company does not have significant influence over PFI Foods and elected to measure investment in PFI Foods, without a readily determinable fair value, at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2022 and 2023, the Company made a qualitative assessment and considered there were impairment indicators that investment in PFI Foods were impaired as of December 31, 2022 and 2023, respectively, as it was significantly behind the forecasted revenue growth target and there has been a declining trend of the plant-based meat industry performance. In determining the fair value of the investment in PFI Foods, the Company made estimates and judgments regarding the cash flow forecasts of PFI Foods, the weighted average cost of capital of 14.6% (2022: 15.2%, 2021: nil) and the discount for lack of marketability of 20.0% (2022: 20.0%, 2021: nil) applied to the projected cash flows with the assistance of an independent valuation firm. As a result, the investment in PFI Foods was written down to its fair value and the difference of nil, RMB22,705,285 and RMB7,934,161 between its fair value and the carrying value as of December 31, 2021, 2022 and 2023 was included in “impairment loss for equity investments accounted for using measurement alternative” in the consolidated statements of operations and comprehensive loss for the years ended 2021, 2022 and 2023, respectively.

On May 26, 2022, the Company purchased 431 series seed preferred shares from Good Food Technologies (Cayman) Limited (“Good Food”) for a cash consideration of US$0.1million (equivalent to RMB0.7 million), for 1.43% equity interests. The Company does not have significant influence over Good Food and elected to measure the equity investment without a readily determinable fair value at cost adjusted for changes resulting from impairments, if any, and observable price changes in orderly transactions for the identical or similar securities of the same issuer. As of December 31, 2022 and 2023, the Company made a qualitative assessment and considered there were impairment indicators that investment in Good Food were impaired as of December 31, 2023, as it suffered significant loss and the net liabilities amounting to approximately RMB13.6 million. As a result, the investment in Good Food was written down to nil as of December 31, 2023.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Electronic equipment	3,909,342	3,403,193
Office equipment and other	4,573,886	4,241,801
Operating equipment	-	335,758
Leasehold improvement	2,519,936	2,695,298

Property, plant and equipment	11,003,164	10,676,050

Less: Accumulated depreciation	(10,493,995)	(10,073,015)

Total	509,169	603,035

Depreciation expenses on property, plant and equipment were allocated to the following expense items:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Cost of revenues	489,537	121,565	67,992
Sales and marketing expenses	979,864	192,728	59,465
General and administrative expenses	365,571	111,295	252,219

Total depreciation expenses	1,834,972	425,588	379,676

10. INTANGIBLE ASSETS, NET

Intangible assets represent franchise agreements, customer relationship, brand name and distributor channel acquired through business combinations, initially recognized and measured at fair value upon acquisitions and amortized on a straight-line basis over their respective estimated useful lives.

The following table summarizes the Company’s intangible assets, as of December 31, 2022 and 2023.

	As of December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB

Franchise agreement - Yunmao	19,900,000	(7,236,364)	12,663,636	11
Franchise agreement - Mengwei	2,200,000	(2,200,000)	-	1.5
Customer relationship - YJW	2,300,000	(191,667)	2,108,333	7
Customer relationship - KeKe	1,000,000	(83,333)	916,667	7
Customer relationship - Lishang	1,500,000	(200,000)	1,300,000	5
Customer relationship - Lin’s	339,470	(62,238)	277,232	5
Brand name - Lin’s	213,096	(39,072)	174,024	5

Total	27,452,566	(10,012,674)	17,439,892

	As of December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Termination Amount	Net Carrying Amount	Estimated Useful Life Year
	RMB	RMB	RMB	RMB
Franchise agreement - Yunmao	19,900,000	(8,894,697)	(11,005,303)	-	11
Customer relationship - YJW	2,300,000	(520,239)	-	1,779,761	7
Customer relationship - KeKe	1,000,000	(226,190)	-	773,810	7
Customer relationship - Lishang	1,500,000	(500,000)	-	1,000,000	5
Customer relationship - Lin’s	339,470	(130,132)	-	209,338	5
Brand name - Lin’s	213,096	(81,691)	-	131,405	5
Customer relationship -Yuli	2,400,000	(300,000)	-	2,100,000	4
Brand name - Cook SF	3,612,900	(180,645)	-	3,432,255	10
Total	31,265,466	(10,833,594)	(11,005,303)	9,426,569

10. INTANGIBLE ASSETS, NET (cont.)

Franchise agreement — Yunmao was generated from the acquisition of Yunmao in 2019, representing the right granted to the acquired business to distribute certain branded products of the franchiser. In December 2023, the Company terminated the franchise agreement of Yumao according to the business model of the Company changed.

Franchise agreement — Mengwei was generated from the acquisition of Mengwei Stores in 2021, representing the right granted to the Company to distribute certain branded products through Mengwei Stores acquired (note 16). Franchise agreement— Mengwei was fully amortized as of December 31, 2022 and was terminated in connection with the termination of the VIE agreements with Mengwei stores on August 19, 2023 (note 1).

Customer relationship — YJW was generated from the acquisition of YJW in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from YJW (note 16).

Customer relationship — Keke was generated from the acquisition of Keke in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship acquired from Keke (note 16).

Customer relationship — Lishang was generated from the acquisition of Lishang in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lishang acquired (note 16).

Customer relationship — Lin’s was generated from the acquisition of Lin’s in 2022, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Lin’s acquired (note 16).

Brand name — Lin’s was generated from the acquisition of Lin’s in 2022, representing the right granted to the Company to use the brand name through Lin’s acquired (note 16).

Customer relationship — Yuli was generated from the acquisition of Yuli in 2023, representing the expected future benefit to be derived from the customer contracts, customer list and underlying customer relationship through Yuli acquired (note 16).

Brand name — Cook SF was generated from the acquisition of Cook SF in 2023, representing the right granted to the Company to use the brand name through Cook SF acquired (note 16).

Amortization expenses for intangible assets recognized as general and administrative expenses were RMB3,275,758, RMB3,118,734 and RMB3,020,920 for the years ended December 31, 2021, 2022 and 2023, respectively.

10. INTANGIBLE ASSETS, NET (cont.)

As of December 31, 2023, the estimated amortization expense for the next five years is as follows:

For the Years Ending December 31,	RMB

2024	1,843,231
2025	1,843,231
2026	1,843,231
2027	1,241,922
2028	832,718
2029 and thereafter	1,822,236

11. GOODWILL

For the years ended December 31, 2022 and 2023, the changes in the carrying value of goodwill by reporting units are as follows:

	Merchandise	Fresh products	Total
	RMB	RMB	RMB

Balance as of January 1, 2022	7,184,549	1,116,904	8,301,453
Additions	11,585,139	-	11,585,139
Decrease due to deconsolidation of Farm Entities	-	(1,116,904)	(1,116,904)

Balance as of December 31, 2022 and January 1, 2023	18,769,688	-	18,769,688
Additions	29,865,098	-	29,865,098
Decrease due to deconsolidation of Mengwei	(1,635,431)	-	(1,635,431)

Balance as December 31, 2023	46,999,355	-	46,999,355

Goodwill is not amortized and has been assigned to reporting units for purposes of impairment testing. Our reporting units are our individual operating segments.

The Company performed the impairment test for the goodwill allocated to the Merchandise reporting unit and the Fresh products reporting unit and concluded that no impairment indicators on its goodwill were noted as December 31, 2022.

The Company performed a quantitative analysis on the reporting unit as of December 31, 2022 and 2023 and concluded that there was no impairment for the goodwill as of December 31, 2022 and 2023.

12. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

Account receivables of collaborative arrangement- non-current	-	622,347
Prepayments and other receivables due from YJW and KeKe-non-current	28,024,937	36,004,491
Receivables of supplier rebates-non-current	4,721,177	401,210
Prepaid consideration for potential acquisitions	-	4,031,676
Long-term deposits	1,697,064	2,090,405

Total	34,443,178	43,150,129

13. BANK BORROWINGS

	As of December 31,
	2022	2023
	RMB	RMB

Short-term bank borrowings	54,830,623	19,500,000

	As of December 31,
	2022	2023
	RMB	RMB

Long-term bank borrowings	3,691,564	7,512,629
Less: Current portion of long-term bank borrowings	(2,020,480)	(1,993,168)

Long-term borrowings, excluding current portion	1,671,084	5,519,461

13. BANK BORROWINGS (cont.)

Short-term bank borrowings

In September 2021, the Company entered into a banking facility with Hang Seng Bank (“HSB”). The facility includes one revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$ (equivalent to RMB32,280,200) to finance/refinance the Company’s listing expenses (RLN1), and another revolving loan facility with the facility amount of US$5.0 million or its equivalent in HK$, subject to achievement of certain conditions, to finance/refinance the Company’s general working capital purposes (RLN2). The facility is only available upon HSB’s receipt of guarantees in HSB’s standard form for unlimited amount from the Company’s subsidiaries, Grand Leader Technology Limited, DDC OpenStudio Media Limited and DDC OpenStudio Limited, and guarantee in HSB’s standard form for US$10.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSB received these guarantees, US$5.0 million was drawn down under RLN1 in November 2021, bearing an interest rate of 4.25%, repayable within 6 months from the first date of draw down and can be rolled over as agreed by HSB. Conditions for drawdown of RLN2 were not met as of December 31, 2022 and 2023, respectively. The Company is required to maintain an account with HSB for deposit of the amount not less than the total loan outstanding balance after the first drawdown of this facility and may not withdraw the funds in the account except for repayment of this facility. The facilities include certain non-financial covenants and also financial covenants for the Company to achieve certain financial targets at the end of 2022, and cash and bank balances including restricted cash shown on the Company’s audited consolidated financial statement shall not be less than US$10.0 million or equivalent on other currencies. These financial targets have not been achieved. In 2023, HSB agreed further rollover until mid-September 2023 with the same terms. Principal of US$5.0 million (equivalent to RMB35,222,500) including all related interests were fully repaid in 2023. As of December 31, 2022 and 2023, the short-term bank borrowings balance was US$5.0 million (equivalent to RMB34,823,000) and nil, respectively.

In November 2021, Weishi, one of the Company’s VIEs entered into three eleven-month loans agreements with Zhejiang E-Commerce Bank, with total principal amount of RMB1,452,000 and bearing an interest rate of 9.6% per annum. The Company repaid RMB121,000 and RMB363,000 in 2021 and 2022, respectively. As of March 31, 2022, the outstanding loans amounted to RMB986,000. As described in note 1, the Company deconsolidated this VIE as the result of termination of the Weishi VIE arrangement. Accordingly, this loan payable was derecognized in the Company’s consolidated balance sheet in 2022.

In November 2021, Farm Entities, one of the Company’s VIEs entered into two one-year revolving credit facility agreements with Shanghai Rural Commercial Bank (“SRCB”), which allows the Farm Entities to draw borrowings up to RMB300,000 and RMB800,000, respectively for general working capital purposes. The borrowings drawn from these facilities as of March 31, 2022, amounted RMB1.1 million and bore an interest rate of 4.35% per annum, and was guaranteed by the general manager of Farm, Mr. Cui Yixiong and his spouse Ms. Wang Yike. As described in note 1, the Company deconsolidated Farm Entities due to termination of the Farm Entities VIE arrangement. Accordingly, these loan payables were derecognized in the Company’s consolidated balance sheet in 2022.

13. BANK BORROWINGS (cont.)

In November 2021, the Company entered into a banking facility with HSBC for a US$2,000,000 and a US$4,000,000 loan, to finance the Company’s listing expenses. The facility includes certain non-financial covenants and also financial covenants for the Company to maintain average account balance not less than US$10.0 million in a HSBC Hong Kong account. The facility is only available upon HSBC’s receipt of guarantees in HSBC’s standard form for US$6.0 million from Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim, spouse of the Founder. After HSBC’s receipt of the guarantees, US$2,000,000 was drawn down by December 31, 2021 and would mature on June 16, 2023, repayable in 11 equal installments commencing 1 month after drawdown, bearing an interest rate of LIBOR+3.5% per annum. This loan was fully repaid in July 2023. As of December 31, 2022, the outstanding loan amounted to US$335,260 (equivalent to RMB2,334,952). The unused credit limit under this facility was US$4.0 million as of December 31, 2022 and 2023, respectively.

Lishang, a subsidiary acquired by the Company on May 1, 2022 (note 16) entered into a one-year credit facility agreement with Bank of China (“BOC”) in February 2022, which allows the Company to draw borrowings up to RMB1.0 million for general working capital purposes. RMB1.0 million was drawn down from this facility in February 2022 and would mature in February, 2023, bore an interest rate of 4.18% per annum. RMB1.0 million was outstanding as of December 31, 2022. The borrowing was fully repaid in February 2023.

In April 2022, Lishang entered into four one-year loan agreements with Industrial and Commercial Bank of China (“ICBC”), with total principal amount of RMB2,050,000 bearing an interest rate of 4.0% per annum. These loans were drawn down in April 2022 and would mature in April 2023. As of December 31, 2022, the outstanding amount was RMB2,050,000. The borrowing was fully repaid in April 2023.

In July 2022, the Company entered into a five-year credit facility agreement with Jiangsu Suning Bank, which allows the Company to draw borrowings up to RMB670,000 for general working capital purposes, at an interest rate of 18.0% per annum (“July 2022 credit facility agreement”). RMB670,000 was drawn from this facility in July 2022 and was fully repaid in October 2022. Another RMB600,000 was drawn from this facility in October 2022 and would mature in October 2023, and the outstanding principal thereon of this facility shall be repaid by 12 equal monthly instalments. The borrowing was repaid by the amount of RMB100,000 and RMB500,000 in 2022 and 2023, respectively. As of December 31, 2022 and December 31, 2023, the short-term bank borrowings balance was RMB500,000 and nil, respectively.

In July 2022, the Company entered into a one-year loan agreement with China Citic Bank (“CNCB”) for general working capital purposes, with total principal amount of RMB8,000,000 and would mature in July 2023, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB8,000,000. The borrowing was fully repaid in July 2023.

In September 2022, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB300,000 bearing an interest rate of 5.4% per annum. This facility was guaranteed by Mr. Lian Xi. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB37,500 was repaid in 2022. In March 2023, the Company has modified the payment schedule with WeBank to fully repay the loan in advance by March 2023. As of December 31, 2022, the outstanding amount was RMB262,500.

In September 2022, the Company entered into a two-year loan agreement with Ning Bo Bank for general working capital purposes, with total principal amount of RMB700,000 and bearing an interest rate of 5.4% per annum. This facility was guaranteed by Mr. Yu Yongkang. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB87,500 was repaid in 2022. In March 2023, The Company has modified the payment schedule with Ning Bo Bank and fully repaid the loan in advance until March 2023. As of December 31, 2022, the outstanding amount was RMB612,500.

In December 2022, the Company entered into a one-year loan agreement with Industrial Bank Co., Ltd. (“CIB”) for general working capital purposes, with total principal amount of RMB5,000,000 and would mature in December 2023, bearing an interest rate of 4.1% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2022, the outstanding amount was RMB5,000,000. The borrowing was fully repaid in December 2023.

13. BANK BORROWINGS (cont.)

In March 2023, the Company entered into a one-year loan agreement with Bank of Beijing for general working capital purposes, with total principal amount of RMB6,000,000 and would mature in March 2024, bearing an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Norma Ka Yin Chu and a subsidiary of the Company. As of December 31, 2023, the outstanding amount was RMB6,000,000. The borrowing was fully repaid in March 2024.

Yuli, a subsidiary acquired by the Company on July 1, 2023, entered into six-month loan agreements with ICBC in February 2023, with total principal amount of RMB273,000 and would mature in August 2023, bearing an interest rate of 4.10% per annum. The borrowing was fully repaid in August 2023.

In December 2021, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2.0 million was drawn down from this facility in December 2022 and would mature in December 2023, which bore an interest rate of 3.65% per annum. This facility was guaranteed by Ms. Chen di, Mr. Guo Yujie, Mr. Zhang Yi and pledged by the real estate of Mr. Zhang Yi. The borrowing was fully repaid in December 2023.

In June 2023, Yuli entered into six-month loan agreements with ICBC, with total principal amount of RMB2,000,000 and would mature in December 2023, bearing an interest rate of 3.85% per annum. The borrowing was fully repaid in December 2023.

In July 2023, the Company entered into a one-year loan agreement with CNCB for general working capital purposes, with total principal amount of RMB7,000,000 and would mature in July 2024, bearing an interest rate of 4.35% per annum. This facility was guaranteed by Ms. Wang Xiaoxiao. As of December 31, 2023, the outstanding amount was RMB7,000,000.

In September 2023, Lishang entered into a one-year loan agreements with Zhejiang Tailong Commercial Bank (“Tailong Bank”), with total principal amount of RMB3,000,000 and would mature in September 2024, bearing an interest rate of 4.0% per annum. This facility was guaranteed by Ms. Chen di, Mr. Zhang Yi, Mr. Lin Jianfeng, Ms. Shen Zhouzhou and Mr. Guo Yujie. As of December 31, 2023, the outstanding amount was RMB3,000,000.

In November 2023, Yuli entered into a one-year credit facility agreement with BOC, which allows the Company to draw borrowings up to RMB2.0 million for general working capital purposes. RMB2.0 million was drawn down from this facility in December 2023 and would mature in December 2024, which bore an interest rate of 3.05% per annum. The facility was guaranteed by Ms. Chen di, Mr. Zhang Yi. and pledged by the real estate of Mr. Zhang Yi. As of December 31, 2023, the outstanding amount was RMB2,000,000.

In December 2023, Yuli entered into three one-year loan agreements with ICBC, with total principal amount of RMB1,500,000 and would mature in December 2024, bearing an interest rate of 4.05% per annum. As of December 31, 2023, the outstanding amount was RMB1,500,000.

As of December 31, 2022 and 2023, the Company held Platinum business credit cards with HSBC, with total facility amount of HK$282,000 guaranteed by Ms. Norma Ka Yin Chu for up to HK$50,000, the outstanding credit card balance was HK$277,263 (equivalent to RMB247,671) and nil, respectively.

The weighted average interest rate for short-term borrowings as of December 31, 2022 and 2023 were approximately 5.3% and 4.3%, respectively.

13. BANK BORROWINGS (cont.)

Long-term bank borrowings

In September 2020, the Company entered into a three-year term facility with BOC, which allows the Company to draw borrowings up to HK$4.0 million for general working capital purposes. HK$4.0 million (equivalent to RMB3,362,716 as of December 31, 2020) was drawn from this facility in 2020 and would mature in September 2023, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 24 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$488,138 (equivalent to RMB400,341), HK$1,818,021 (equivalent to RMB1,568,589) and HK$1,693,841 (equivalent to RMB1,523,779) were repaid in 2021, 2022 and 2023, respectively. As of December 31, 2022, the remaining outstanding long-term bank borrowings and interest balance repayable amounted to HK$1,693,841 (equivalent to RMB1,513,057) was all classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The borrowing was fully repaid by December 31, 2023.

In June 2021, the Company entered into an eight-year term facility with BOC, which allows the Company to draw borrowings up to HK$2.0 million for general working capital purposes. HK$2.0 million was drawn from this facility in June 2021 and would mature in June 2029, at an interest rate of 2.75% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 84 equal monthly instalments, commencing 13 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim. HK$107,945 (equivalent to RMB93,135) was repaid in 2022. As of December 31, 2022, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$265,757 (equivalent to RMB237,392) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,626,298 (equivalent to RMB1,452,724). HK$260,081 (equivalent to RMB233,969) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$273,036 (equivalent to RMB247,425) was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was HK$1,358,938 (equivalent to RMB1,231,470).

In September 2022, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB300,000 and would mature in September 2024, bearing an interest rate of 17.82% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB37,500 and RMB150,000 were repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB150,000 and RMB112,500 was classified as “current portion of long- term bank borrowings” on the consolidated balance sheets respectively. The remaining outstanding long-term bank borrowings and interest balance was RMB112,500 and RMB nil as of December 31, 2022 and 2023, respectively.

In October 2022, RMB70,000 was drawn from the July 2022 credit facility agreement facility and would mature in October 2024, and the outstanding principal thereon of this facility shall be repaid by 24 equal monthly instalments. RMB5,833 and RMB35,000 was repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, balance of RMB35,000 and RMB29,167 repayable within the next twelve months was classified as “current portion of long-term bank borrowings” and RMB29,167 and RMB nil are repayable beyond one year was classified as long-term bank borrowings on the consolidated balance sheets, respectively.

13. BANK BORROWINGS (cont.)

From October to December 2022, the Company entered into a number of two-year loan agreements with WeBank for general working capital purposes, with total principal amount of RMB170,062 and would mature from October to December 2024, bearing an interest rate of 12.96% - 17.82% per annum. The loans were guaranteed by Ms. Wang Xiaoxiao. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB8,336 and RMB85,031 were repaid in 2022 and 2023, respectively. As of December 31, 2022 and 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB85,031and RMB76,694 were classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB76,694 and RMB nil as of December 31, 2022 and 2023, respectively.

In November 2022, the Company entered into a two-year loan agreement with Wuxi Xishang Bank for general working capital purposes, with total principal amount of RMB600,000 bearing an interest rate of 17.1% per annum. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB600,000 was early repaid in 2022.

In June 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB330,000 and would mature in June 2025, bearing an interest rate of 9.72% per annum. This loan was guaranteed by Mr. Ding Lichun. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB47,143 was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB188,571 was classified as “current portion of long-term bank borrowings” on the consolidated balance sheets. The remaining outstanding long-term bank borrowings and interest balance was RMB94,286.

In July 2023, the Company entered into a two-year loan agreement with WeBank for general working capital purposes, with total principal amount of RMB1,200,000 and would mature in July 2025, bearing an interest rate of 12.24% per annum. The outstanding principal thereon of this loan shall be repaid by 24 equal monthly instalments. RMB114,286 was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings and interest balance repayable within the next twelve months amounted to RMB685,715 was classified as “current portion of long- term bank borrowings” on the unaudited condensed consolidated balance sheets. The remaining outstanding long- term bank borrowings and interest balance was RMB399,999.

In September 2023, the Company entered into a ten-year term facility with Nanyang Commercial Bank (“NCB”), which allows the Company to draw borrowings up to HK$4,550,000 for general working capital purposes. HK$4,550,000 (equivalent to RMB4,123,210 as of December 31, 2023) was drawn from this facility in October 2023 and would mature in October 2033, at an interest rate of 3.625% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 120 equal monthly instalments, commencing 1 months after the drawdown date. This facility was guaranteed by Mr. Samuel Derk Shuen Lim, Mr. Lin Kai Hang, Mr. Sio Ieng Kit, Mr. Tang Wai Cheung and Ms. Norma Ka Yin Chu for each guaranteed amount of HK$4,550,000. HK$63,048 (equivalent to RMB57,613) was repaid in 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of HK$386,413 (equivalent to RMB350,168) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long- term bank borrowings balance was HK$4,100,539 (equivalent to RMB3,715,908).

In September 2014, Cook SF entered into a five-year term facility with Beneficial State Bank (“BSB”), which allows the Company to draw borrowings up to US$100,000 for business purposes. In March 2020, the facility was extended to December 3, 2025 and allows the Company to draw borrowings up to US$199,547 for business purposes, at an interest rate of 4% per annum, and the outstanding principal and interest accrued thereon of this facility shall be repaid by 60 equal monthly instalments since April 12, 2020. This facility was guaranteed by Ms. Nona Lim and Mr. Derek Kennedy. As of July 1, 2023 (the acquisition date), US$125,051 (equivalent to RMB871,518) was repaid, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$41,911 (equivalent to RMB302,838) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$32,585 (equivalent to RMB235,451). US$20,741 (equivalent to RMB146,112) was repaid in the second half of 2023. As of December 31, 2023, the outstanding long-term bank borrowings balance repayable within the next twelve months amount of US$42,770 (equivalent to RMB302,928) was classified as “current portion of long-term bank borrowings” on consolidated balance sheets, the remaining outstanding long-term bank borrowings balance was US$10,984 (equivalent to RMB77,798).

13. BANK BORROWINGS (cont.)

The aggregate maturities of the above long-term bank borrowings for each year subsequent to December 31, 2023 are as follows:

For the Years Ending December 31,	RMB

2024	1,993,168
2025	1,275,587
2026	703,499
2027	703,499
2028	703,499
2029 and thereafter	2,133,377
Total	7,512,629

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB

Salary and welfare payables	5,127,355	5,534,691
Payable for acquisition of Lishang and Lin**	4,568,170	880,291
Payable for acquisition of Yuli and Cook SF	-	4,454,293
Payable for acquisition of Mengwei	551,641	-
Loans from employees *	6,692,925	20,936,432
Loans from individuals *	1,826,684	19,752,448
Loans from 3rd parties	-	2,531,534
Deposits from suppliers	659,470	773,826
Tax payables	46,637,693	62,003,708
Interest payables	11,802,181	11,393,183
Professional service fees	20,049,510	27,720,955
Accrued utilities and other expenses	9,441,051	12,970,800

Total	107,356,680	168,952,161

*	Loans borrowed from third party individuals and employees are for general working capital use and repayable on demand.
**	In connection with acquisition of Lin’s in 2022, the purchase consideration includes 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the founder of Lin’s and the fair value of preferred shares to be issued was recorded as a liability. In April 2023, the Company and the founder agreed a modification that the 11,938 Series C-1 redeemable convertible preferred shares to be replaced by 11,938 number of share options granted to the founder of Lin’s with an exercise price of US$0.0016 per share. These share options shall be exercisable upon an exercise event which is a public offering or other form of listing, regardless of grantee’s engagement status with the Company in 10 years.

14. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (cont.)

The original liability for the Company to issue the preference shares was extinguished upon the modification date and the fair value of the share option was recognised as an equity instrument. The difference between the carrying amount of the liability extinguished and the fair value of the new instrument issued amounted to RMB289,457 was recorded in “other income” in the consolidated statements of operations and comprehensive loss.

The fair values of share options granted are estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Risk-free rate of return		3.62%
Volatility		36.48%
Expected dividend yield		—
Exercise multiple		NA
Fair value of underlying ordinary share	US$	13.12
Expected terms		10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

15. LEASES

The Company leases its offices, warehouses and equipment under non-cancellable lease agreements that are classified as operating leases. The Company also has equipment that is leased under non-cancelable finance lease. The following table presents balances reported in the consolidated balance sheet related to the Company’s leases as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease Right-of-use assets	6,132,812	6,169,983

Operating lease liabilities – current	1,413,110	2,590,785
Operating lease liabilities – non-current	4,824,198	4,045,089

Total operating lease liabilities	6,237,308	6,635,874
Finance lease assets
Property, plant and equipment, at cost	-	335,758
Accumulated depreciation	-	(206,620)

Property, plant and equipment, net	-	129,138

Finance lease liabilities – current	-	103,310
Finance lease liabilities – non-current	-	37,411

Total finance lease liabilities	-	140,721

15. LEASES (cont.)

The following table presents operating lease cost reported in the consolidated statement of comprehensive loss related to the Company’s leases for the years ended December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Operating lease expenses:
Operating lease expenses	3,585,998	2,706,804
Short-term lease expenses	527,470	113,200
Total operating lease expenses	4,113,468	2,820,004

Finance lease expenses:
Amortization expenses	-	51,376
Interest expenses	-	7,158
Total finance lease expenses	-	58,534

Total lease expenses	4,113,468	2,878,538

Lease terms and discount rates are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Weighted average remaining lease term (years)
Operating leases	5.7	4.8
Finance leases	-	1.3
Weighted average discount rate
Operating leases	4.6%	4.9%
Finance leases	-	8.9%

15. LEASES (cont.)

The following table reconciles the undiscounted cash flows of the Company’s leases as of December 31, 2023 to the present value of its operating lease payments, including rental payments for lease renewal options the Company is reasonably certain to exercise:

For the Years Ending December 31,	Finance Lease	Operating Lease
	RMB	RMB
2024	118,505	2,836,406
2025	29,626	1,389,751
2026	-	808,874
2027	-	534,793
2028	-	544,114
2029 and thereafter	-	1,314,754
Total undiscounted ease payments	148,131	7,428,692
Less: imputed interest	(7,410)	(792,818)
Present value of lease liabilities	140,721	6,635,874

Supplemental cash flow information related to leases is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	2,585,340	2,345,409
Operating cash outflows from finance leases (interest payments)	-	7,158
Financing cash outflows from finance leases	-	58,933

Non-cash information on lease liabilities arising from obtaining ROU assets
- Operating leases	742	2,423,082
- Finance leases	-	196,671

Non-cash information on lease liabilities and ROU assets derecognized for termination of leases
- Operating leases	3,436,448	-

The total amounts for subleases income included in other income were RMB0.5 million and RMB nil for the years ended December 31, 2022 and 2023, respectively.

As of December 31, 2023, the Company has no significant lease contract that has been entered into but not yet commenced.

16. BUSINESS COMBINATION

Mengwei Stores

On January 12, 2021, SH DDC entered into a purchase agreement (the “SPA”) with Mr. Liao Xuefeng and three entities controlled by Mr. Liao Xuefeng, which are Chongqing Meng Wei Technology Co., Ltd., Chongqing Yizhichan Leisure Food E-commerce Service Department and Chongqing Wei Bang Internet Technology Co., Ltd. (“the Sellers”), to acquire a number of online stores (“collectively referred to as Mengwei Stores”). Mengwei Stores are principally engaged in online sales of self-heated hotpots. The Company further entered into a store operation agreement (“Store Operation Agreement”) with the Sellers on the same date that the Sellers shall operate and manage Mengwei Stores under the instructions of the Company since January 12, 2021, yet the legal name of these stores are still registered with the E-commerce platforms under the Sellers.

Acquisition of Mengwei Stores shall diversify the Company’s existing business portfolio, and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations.

The total consideration payable by the Company comprises fixed cash consideration of RMB3.0 million and contingent cash consideration on achievement of Mengwei Stores’ GMV (as defined in the SPA) and net profit for each performance period from January 2021 to March 2022 (as defined in the SPA). The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between RMB nil and RMB4.5 million. The fair value of the contingent consideration payable of RMB3.3 million as of January 12, 2021 and RMB0.6 million as of December 31, 2021 were estimated by applying income approach which considers the present value of the expected future payment, discounted using a risk- adjusted discount rate of 12.4% as of January 12, 2021 and 12.7% as of December 31, 2021, that are not observable in the market (level 3 inputs).

In addition, the Company will grant share options to Mr. Liao Xuefeng and Mr. Zheng Haohua, holder of 10.0% equity interests in Chongqing Meng Wei Technology Co., Ltd. (“the Selling Shareholders”) at the end of each performance period, depending on achievement of Mengwei Stores’ GMV (as defined in the SPA) and net profit for each performance period from January 2021 to March 2022 (as defined in the SPA). Such share options will be fully vested upon each of the grant and enable Selling Shareholders to acquire the Company’s ordinary shares at the stated nominal exercise price upon the completion of Company’s IPO. Each share option has a contractual life of 10 years. As of December 31, 2022, the Company had granted 18,016 share options to Mr. Liao Xuefeng and 2,002 share options to Mr. Zheng Haohua, respectively, in connection with the achievements of the performance target. As the Selling Shareholders are continuously providing services to the Company under the Company’s instructions to operate the online stores and such contingent payments are linked to the achievement of performance target at the end of each service period, these share options will be accounted for as share-based compensation.

16. BUSINESS COMBINATION (cont.)

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations
Consideration - Cash payable	3,000,000
Consideration - Contingent cash payable *	3,331,019

Total considerations	6,331,019

Less: Identifiable net assets acquired as of January 12, 2021
Cash and cash equivalents acquired in the business combination	349,323
Accounts receivable, net	2,648,789
Prepayments and other current assets	90,755
Intangible asset - franchise agreement	2,200,000
Accrued expenses and other current liabilities	(43,279)
Deferred tax liabilities	(550,000)

Total identifiable assets acquired and liabilities assumed	4,695,588

Goodwill	1,635,431

Goodwill recognized on the acquisition is attributable mainly to the skills and technical talent of the target Company’s work force. None of the goodwill is expected to be deductible for income tax purpose.

*	In December 2022, the Company and the sellers confirmed separately in writing that the performance target for the third performance period from October 2021 to December 2021 and the performance target for the fourth performance period from January 2022 to March 2022 were partially achieved and the cash payment for the third performance period and fourth performance period from October 2021 to March 2022 was RMB0.6 million and subsequently paid in January 2023. The difference between the actual payment and fair value of the contingent consideration payable of RMB 0.1 million was included in general and administrative expenses for the year ended December 31, 2022.

On April 30, 2023, SH DDC entered into a purchase agreement with four entities controlled by Mr. Liao Xuefeng, (together as “the MW Sellers”) to acquire 100% interest in four online stores on Pinduoduo platform (“collectively referred to as PDD Stores”), for cash of approximately RMB402,755, subject to adjustments during the subsequent performance periods. PDD Stores are principally engaged in online sales of self-heated hotpots. This acquisition enables the Company to expand its custom traffic through a wide range of online channels and broadens the source of income of the Company.

16. BUSINESS COMBINATION (cont.)

Lin’s

On February 1, 2022, the Company entered into a Share Subscription Agreement (“the SSA”) with Mr. Lin Kai Hang, and other two natural persons, (collectively referred to as “the Founder”) to subscribe 209 ordinary shares, representing f of the entire issued share capital of Lin’s Group Limited (“Lin’s”), immediately upon completion of such issuance and allotment on February 1, 2022. Lin’s is principally engaged in sales of ready-to-cook seasoning packages to online and offline customers.

The subscription consideration includes cash consideration of US$138,000 and 11,938 Series C-1 redeemable convertible preferred shares to be issued by the Company. As of December 31, 2022, the Company has not issued any preferred shares to the Founder.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	880,291
Consideration - Fair value of preferred shares to be issued *	1,398,431

Total considerations	2,278,722

Less: Identifiable net assets acquired as of February 1, 2022
Cash and cash equivalents acquired in the business combination	151,470
Accounts receivable, net	311,041
Prepayments and other current assets	16,812
Property, plant and equipment, net	118,574
Intangible asset - Brand name	213,096
Intangible asset - Customer relationship	339,470
Operating lease Right-of-use assets	482,413
Contract liabilities	(4,927)
Accrued expenses and other current liabilities	(430,507)
Current portion of operating lease liabilities	(93,468)
Operating lease liabilities	(388,945)
Deferred tax liabilities	(91,173)

Total identifiable assets acquired and liabilities assumed	623,856

Add: Fair value of equity held by non-controlling interest **	1,744,476

Goodwill	3,399,342

*	The Company determined the fair value of the Company’s preferred shares with the assistance of an independent third-party valuation firm, utilizing the discounted cash flow method to determine the underlying equity value and adopted equity allocation model.
**	The fair value of the non-controlling interest in Lin’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lin’s.

16. BUSINESS COMBINATION (cont.)

Lishang

On May 1, 2022, Shanghai DayDayCook entered into a purchase agreement with Ms. Chen Di and two other her nominee shareholders (“the Seller”) to acquire 51% equity interest of Shanghai Lishang Trading Limited (“Lishang”). Lishang is principally engaged in sales of RTC and RTE product gift boxes.

Acquisition of Lishang shall diversify the Company’s existing business portfolio and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Lishang on May 1, 2022.

The total consideration payable by the Company includes a fixed cash consideration of RMB2.9 million to be paid in four installments.

In addition, the Company may be required to grant share options to the Lishang Seller which was accounted for as share-based compensation (note 21).

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	2,609,153

Less: Identifiable net assets acquired as of May 1, 2022
Cash and cash equivalents acquired in the business combination	2,071,881
Inventories	150,369
Prepayments and other current assets	846,544
Intangible asset - Customer relationship	1,500,000
Operating lease Right-of-use assets	3,003,335
Accounts payable	(159,500)
Short-term bank borrowings	(3,050,000)
Accrued expenses and other current liabilities	(58,253)
Current portion of operating lease liabilities	(212,294)
Operating lease liabilities	(2,791,041)
Deferred tax assets	100,809

Total identifiable assets acquired and liabilities assumed	1,401,850

Add: Fair value of equity held by non-controlling interest *	2,005,467

Goodwill	3,212,770

*	The fair value of the non-controlling interest in Lishang was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Lishang.

16. BUSINESS COMBINATION (cont.)

YJW and KeKe

On June 17, 2022 the Company formed two entities, Quanzhou DDC and Quanzhou Weishi with the Company and Mr. Zheng Dongfang holding the respective 60% and 40% equity interests, These entities were set up as the transferees of the YJW and the KeKe Target Assets.

The transaction was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The acquisition was completed when Quanzhou DDC and Quanzhou Weishi obtained control over the Target Assets on June 17, 2022.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	1,500,000
Consideration - Share options	9,809,039

Total considerations	11,309,039

Less: Identifiable net assets acquired of the YJW Target Assets as of June 17, 2022
Inventories	420,016
Prepayments and other current assets	12,064,620
Intangible asset – Customer relationship	2,300,000
Deferred tax liabilities	(575,000)

Total identifiable assets acquired and liabilities assumed	14,209,636

Add: Fair value of equity held by non-controlling interest *	6,031,487

Goodwill	3,130,890

*	The fair value of the non-controlling interest in YJW was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in YJW.

RMB

Consideration - Share options	8,683,415

Less: Identifiable net assets acquired of the KeKe Target Assets as of June 17, 2022
Inventories	544,261
Prepayments and other current assets	10,178,171
Intangible asset – Customer relationship	1,000,000
Deferred tax liabilities	(250,000)

Total identifiable assets acquired and liabilities assumed	11,472,432

Add: Fair value of equity held by non-controlling interest *	4,631,154

Goodwill	1,842,137

*	The fair value of the non-controlling interest in KeKe was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in KeKe.

16. BUSINESS COMBINATION (cont.)

Cook SF

On May 26, 2023, the Company entered into a purchase agreement with Ms. Nona Lim and other selling shareholders to acquire 100% interest in Cook San Francisco, LLC. (“Cook SF”). Cook SF operates the brand “Nona Lim”, an Asian food brand sells RTC product based in USA. This acquisition enables the Company to expand its customer base into the US market.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Cook SF on July 1, 2023.

The subscription consideration includes cash consideration of US$1,977,516 (equivalent to RMB13.71 million), and payable consideration of US$1,318,374 (equivalent to RMB9.53 million) settled in certain ordinary shares. The Company also funded the extinguishment of the Cook SF’s debt of cash consideration of US$ $25,000(equivalent to RMB0.18 million), and payable consideration of $348,000 (equivalent to RMB 2.51 million) settled in certain ordinary shares.

As of December 31, 2023, the Company has paid all the cash consideration and issued certain ordinary shares.

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Considerations:
Consideration - Cash payable	13,713,780
Consideration - Payable settled in certain ordinary shares	9,526,307
Consideration - Extinguishment debt settled in cash	180,645
Consideration - Extinguishment debt settled in certain ordinary shares	2,514,578

Total considerations	25,935,310

Less: Identifiable net assets acquired as of July 1, 2023
Cash and cash equivalents acquired in the business combination	6,796,462
Accounts receivable	981,979
Inventories	3,725,134
Prepayments and other current assets	2,895,627
Property, plant and equipment	338,595
Intangible asset - Brand name	3,612,900
Accounts payable	(3,222,859)
Short-term bank borrowings	(181,250)
Current portion of long-term bank borrowings	(302,838)
Contract liabilities	(38,088)
Accrued expenses and other current liabilities	(13,523,241)
Current portion of finance lease liabilities	(108,626)
Long-term bank borrowings	(235,451)
Finance lease liabilities	(88,044)
Deferred tax liabilities	(1,083,870)

Total identifiable assets acquired and liabilities assumed	(433,570)

Goodwill	26,368,880

16. BUSINESS COMBINATION (cont.)

Shanghai Yuli Development Limited (“Yuli”)

On April 1, 2023, Shanghai DayDayCook entered into a purchase agreement with Ms. Chen Di and two other shareholders (“the Yuli Seller”) to acquire 51% equity interest of Shanghai Yuli Development Limited (“Yuli”). Yuli is principally engaged in sales of RTC and RTE gift product vouchers.

Acquisition of Yuli shall diversify the Company’s existing business portfolio and broaden the source of income of the Company.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The acquisition was completed when the Company obtained control over Yuli on July 1, 2023.

The total consideration payable by the Company is a fixed cash consideration of RMB4.14 million to be paid in four installments.

In addition, the Company may be required to grant share options to the Yuli Seller at the end of each performance period, adjusted based on the achievement of Yuli’s revenue, gross profit and net profit for each of the four performance periods during July 1, 2023 to December 31, 2026, over the target performance. If the qualified IPO does not occur by March 31, 2026, the Company is obliged to deliver a fixed amount of RMB24.50 million cash, with all previously issued share options, if any, cancelled.

As the Company completed IPO on November 17, 2023, RMB 24.50 million is not required to be paid by the Company. All share options will be settled in shares based on the actual performances during the performance periods.

On December 1, 2023, the Company entered into a supplemental agreement with the Yuli Seller to adjust the cash consideration to RMB2.15 million due to the subsequent financial due diligence results of the historical financial information of Yuli. The Company adjusted the provisional amount at the acquisition date on July 1, 2023, because this adjustment results from new information about facts and circumstances that existed at the acquisition date and falls within the measurement period.

In addition, the performance periods of the share options to be granted to the Yuli Seller were shortened to two performance periods during July 1, 2023 to December 31, 2024. And the target performances were also modified accordingly.

As of December 31, 2023, the Company has not issued any share options to the Yuli Seller as the financial information of Yuli for the first performance periods up to December 31, 2023 was still under preparation and was subject to audit.

16. BUSINESS COMBINATION (cont.)

The Company made estimates and judgments in determining the fair value of consideration transferred, acquired assets and liabilities assumed, based on management’s experiences with similar assets and liabilities with the assistance of an independent valuation firm. The allocation of the purchase price is as follows:

RMB

Consideration - Cash payable	1,892,830

Less: Identifiable net assets acquired as of July 1, 2023
Cash and cash equivalents acquired in the business combination	1,120,094
Accounts receivable	635,396
Prepayments and other current assets	3,197,779
Intangible asset – Customer relationship	2,400,000
Short-term borrowings	(4,273,000)
Contract liabilities	(2,640,046)
Accrued expenses and other current liabilities	(161,263)
Deferred tax liabilities	(572,955)

Total identifiable assets acquired and liabilities assumed	(293,995)

Add: Fair value of equity held by non-controlling interest*	1,309,393

Goodwill	3,496,218

*	The fair value of the non-controlling interest in Yuli was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in Yuli.

The following unaudited pro forma financial information presents the total revenue and net loss of the Company in the aggregate assuming all the above acquisitions occurred as of January 1, 2021, 2022 and 2023, respectively.

	2021	2022	2023
	RMB	RMB	RMB

Revenue	363,164,591	231,912,739	222,220,917
Net loss	(455,380,704)	(121,922,472)	(154,697,687)

The unaudited pro forma financial information is supplemental information only and is not necessarily indicative of the Company’s consolidated results of operations actually would have been had the acquisition been completed on January 1. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations of the Company after the acquisition.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES

In April 2016, the Company issued 724,939 Series A redeemable convertible preferred shares to an investor at US$7.20 per share for a total cash consideration of US$5.2 million (equivalent to RMB33.9 million).

In October 2016, the Company issued 276,940 Series A-1 redeemable convertible preferred shares to an investor at US$16.80 per share for a total cash consideration of US$4.7 million (equivalent to RMB31.5 million).

In July 2017, the Company issued 227,751 Series B redeemable convertible preferred shares to an investor at US$30.72 per share for a total cash consideration of US$7.0 million (equivalent to RMB47.6 million).

In November 2017, the Company in aggregate issued 228,813 Series B-1 redeemable convertible preferred shares to investors at US$35.36 per share for a total cash consideration of US$8.1 million (equivalent to RMB53.5 million). In connection with the issuance of Series B-1 redeemable convertible preferred shares, the Company agreed to grant one investor an option (“the 2017 Option”) to acquire 56,688 number of equity securities in the next qualified financing for the consideration of US$2.0 million (equivalent to RMB13.3 million).

In September 2018, the Company issued 205,594 Series B-2 redeemable convertible preferred shares to an investor at US$48.64 per share for a total cash consideration of US$10.0 million (equivalent to RMB68.5 million). In addition, the Company also issued 130,533 Series B-2 redeemable convertible preferred shares to convertible loan holders who elected to convert their 2018 Convertible loans upon the closing of the Series B-2 redeemable convertible preferred shares financing (note 18). In September 2018, the Company received an amendment letter from the 2017 Option holder and agreed proposing to amend the 2017 Option so that the option can be exercised at the Company’s next qualified financing after the issuance of B-2 redeemable convertible preferred shares.

 In July 2019, the Company issued 51,398 Series B-2 redeemable convertible preferred shares to investors at US$48.64 per share for a total cash consideration of US$2.5 million (equivalent to RMB17.2 million).

In July 2019, the Company issued 110,578 Series C redeemable convertible preferred shares to investors at US$57.12 per share for a total cash consideration of US$6.3 million (equivalent to RMB43.4 million). In addition, the 2017 Option holder exercised the option to acquire 56,688 Series C redeemable convertible preferred shares for a total cash consideration of US$2.0 million (equivalent to RMB13.7 million). The 56,688 Series C redeemable convertible preferred shares were recorded at their fair value of US$57.12 per share and any change of the fair value of the 2017 Option was recorded in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

In addition, upon the closing of the Series C redeemable convertible preferred shares financing, the Company issued 47,500 Series C redeemable convertible preferred shares to holders of March 2019 Convertible Loan who elected to convert all of their March 2019 Convertible Loan (note 18); the Company also agreed with the holders of the March 2019 Shareholder Loan (note 18) to modify the settlement that the March 2019 Shareholder Loan were settled by the Company issuing 75,643 Series C redeemable convertible preferred shares to the loan holders.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

In February 2021, the Company completed a C-1 round financing. The Company issued 262,395 Series C-1 redeemable convertible preferred shares to a new investor (“HL”), at US$38.08 per share for a total cash consideration of US$10.0 million, and concurrently issued 582,819 number of warrants (“the 2021 Warrant”) at a total consideration of US$1.0 to HL. In addition, HL was granted an option (“the HL Option”) to subscribe for additional C-1 redeemable convertible preferred shares at the lower of (i) a price being 30% discount of the pre- money valuation of the ordinary shares of the Company at the subsequent round of financing of the Company on a fully-diluted basis or (ii) the quotient of (x) US$10.0 million, and (y) the total number of subscription shares (262,395) and warrants (582,819), i.e., US$11.8320. The aggregate option price shall not exceed US$5,000,000. The HL option has an exercise period of 2 years from the closing date of the C-1 financing transaction.

Concurrently, the Company issued 132,855 Series C-1 redeemable convertible preferred shares to certain existing investors (“C-1 investors”) at US$38.08 per share for a total cash consideration of US$5.1 million and issued shareholder loans of US$4.9 million to these C-1 investors, which bear a fixed interest rate of 8.0% per annum and are repayable within one year (“the February 2021 Shareholders Loan”). The Company also issued 265,622 number of the 2021 Warrant to the C-1 investors at a total consideration of US$1.0.

The Company agreed to modifications with certain holders of July 2019 convertible loan of the aggregate principal of US$4.2 million and 2020 convertible loan (note 18) of the aggregate principal plus accrued but unpaid interest of US$4.0 million. 50% of these convertible loans were converted into 106,897 Series C-1 redeemable convertible preferred shares at the conversion price of US$38.08 per share, and the remaining 50% of these convertible loans were exchanged for the February 2021 Shareholders Loan. In connection with the modification of these convertible loans, the Company issued 267,064 number of 2021 Warrants to the holders of the February 2021 Shareholders Loan.

In addition, the Company issued additional number of 4,360,266 Class A ordinary shares to the C-1 Investors and holders of the February 2021 Shareholders Loan (collectively referred to as “Internal Round Investors”) at nil consideration. The number of ordinary shares issued to each of the internal round investors was proportionately based on their investment amount (cash paid to subscribe C-1 redeemable convertible preferred shares and the principal amount plus any accrued but unpaid interest for the original July 2019 convertible loan and 2020 convertible loan.

Upon the closing of the C-1 round financing, total number of 1,115,505 2021 Warrants were issued by the Company to HL and Internal Round Investors as described above. From the date of the C-1 round financing to June 30, 2021, each holder of the 2021 Warrant shall have the right to exercise the 2021 Warrant at the nominal consideration of US$1.0 to acquire 1,115,505 shares of the Company, upon the occurrence of: (a) a qualified IPO, for ordinary shares; (b) a qualified financing for Series C-1 redeemable convertible preferred shares and (c) a liquidation event for Series C-1 redeemable convertible preferred shares. From July 1, 2021, holders shall have the right to exercise the warrants at any time, free from any condition or restriction. In July 2021, all 1,115,505 2021 Warrants were exercised into the Series C-1 redeemable convertible preferred shares.

In August 2021, the Company issued to Black River 364,592 Series C-1 redeemable convertible preferred shares and 388,695 PFI Warrant in exchange for 5,072,000 ordinary shares of PFI Foods, held by Black River (note 8). All 388,695 PFI Warrant were exercised in August 2021 and the corresponding Series C-1 redeemable convertible preferred shares were issued to Black River.

In November 2023, all of the Series A, Series A-1, Series B, Series B-1, Series B-2, Series C and Series C-1 (collectively the “Redeemable Convertible Preferred Shares” were converted into 4,507,844 Class A ordinary shares upon the completion of IPO.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The key terms of Redeemable Convertible Preferred Shares are summarized below:

Redemption Rights

Prior to the issuance of Series B-2 Redeemable Convertible Preferred Shares in September 2018, Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares shall be redeemable at the option of holders, at any time after the earliest of (i) the fifth (5th) anniversary of the respective issue dates of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares, (ii) there is a material breach of the Series A, A-1, B and B-1 purchase agreements or any other related agreements (as defined in the Series A, A-1, B and B-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

Upon the issuance of Series B-2 Redeemable Convertible Preferred Shares in September 2018, the redemption terms of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares were modified to be the same as Series B-2 Redeemable Convertible Preferred Shares, in which they were redeemable at the option of holders at any time after the earliest of (i) January 1, 2022, (ii) there is a material breach of the Series A, A-1, B and B-1 purchase agreements or any other related agreements (as defined in the Series A, A-1, B and B-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

Series B-2, C and C-1 Redeemable Convertible Preferred Shares shall be redeemable at the option of holders, at any time after the earliest of (i) January 1, 2022; (ii) there is a material breach of the Series B-2, C and C-1 purchase agreements or any other related agreements (as defined in the Series B-2, C and C-1 purchase agreements) by any company or shareholder other than the redeemable convertible preferred shareholders, (iii) holder of any equity securities of the Company has requested a redemption of their shares, with the prior written consent of the holders holding at least a majority of the same series of the outstanding redeemable convertible preferred shares.

In October 2021, all investors of Company’s Redeemable Convertible Preferred Shares signed confirmation letters with the Company that they will not exercise their redemption rights at any time on or before January 1, 2023. In May 2022, all but one investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2024. In June 2023, all but six investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2025.

The redemption price equals to 100% of the Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares issue price with an 12% compound interest per annum, plus any declared but unpaid dividends on such Redeemable Convertible Preferred Shares. The redemption price equals to 100% of the Series B-2, C and C-1 Redeemable Convertible Preferred Shares subscription price with an 8% compound interest per annum, plus any declared but unpaid dividends on such Redeemable Convertible Preferred Shares.

Conversion Rights

Each Redeemable Convertible Preferred Share shall be convertible, at the option of the holder, at any time after the date of issuance of such Redeemable Convertible Preferred Share according to an initial conversion ratio of 1:1, subject to adjustments for dilution, including but not limited to share splits, share combination, share dividends and distribution and adjustment in conversion price for dilutive issuances.

Each Redeemable Convertible Preferred Share shall automatically be converted into ordinary shares upon the earlier of (i) the consummation of a qualified IPO or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the requisite majority (voting as separate series, and on an as-converted basis).

Voting Rights

Each Redeemable Convertible Preferred Shareholder shall be entitled to one vote for each Ordinary Share into which such Redeemable Convertible Preferred Shares could then be converted, and with respect to such vote, such preferred shareholder shall have full voting rights and powers equal to the voting rights and powers of the ordinary shareholders.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

Dividend Rights

Each holder of the Redeemable Convertible Preferred Shares shall be entitled to receive dividends at 5% per annum of the respective subscription price. Such dividends shall be payable only when, as, and if declared by the unanimous approval of the Board and shall be cumulative.

Liquidation Preferences

Upon the occurrence of any liquidation event, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed in the following manner and order:

(1)	Holders of Series C-1 Redeemable Convertible Preferred Shares;

(2)	Holders of Series C Redeemable Convertible Preferred Shares;

(3)	Holders of Series B-2 Redeemable Convertible Preferred Shares;

(4)	Holders of Series B-1 Redeemable Convertible Preferred Shares;

(5)	Holders of Series B Redeemable Convertible Preferred Shares;

(6)	Holders of Series A-1 Redeemable Convertible Preferred Shares;

(7)	Holders of Series A Redeemable Convertible Preferred Shares;

(8)	Holders of Series Seed Convertible Preferred Shares (note 20);

(9)	All the Class B ordinary shares shall be cancelled. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023.

Shareholders of Series C-1, Series C and Series B-2 Redeemable Convertible Preferred Shares shall be entitled to receive, prior to and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous Redeemable Convertible Preferred Shares, series seed convertible preferred shares and ordinary shares, the amount equal to the sum of 100% of its subscription price on each Redeemable Convertible Preferred Shares, compounded with an interest rate of 8% per annum, plus any and all declared but unpaid dividends.

Shareholders of Series B-1, Series B, Series A-1 and Series A Redeemable Convertible Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any previous Redeemable Convertible Preferred Shares, Series Seed Convertible Preferred Shares and ordinary shares, the amount equal to the sum of 100% of its subscription price on each Redeemable Convertible Preferred Shares, compounded with an interest rate of 12% per annum, plus any and all declared but unpaid dividends.

After unconditional and irrevocable distribution or payment in full of amount to the preferred shareholders, all remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders based on the number of shares held by such shareholders on a fully diluted basis. If the value of the remaining assets of the Company is less than the aggregate liquidation preference amounts payable to the holders of a particular series of preferred shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding preferred shares of that series.

Initial measurement and subsequent accounting for Redeemable Convertible Preferred Shares

The Redeemable Convertible Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Redeemable Convertible Preferred Shares may be redeemed at the options of the holders on or after an agreed upon date outside the sole control of the Company. The holders of the Redeemable Convertible Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Redeemable Convertible Preferred Shares are recognized at their respective fair value at the date of issuance, net of issuance costs of nil, except for those described below.

The proceeds from the issuance of the Series B-1 Redeemable Convertible Preferred Shares were first allocated to the 2017 Option based on its fair value of RMB2.6 million (US$0.4 million).

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The 2021 Warrant, the HL Option and the PFI Warrant are legally detachable and separately exercisable for underlying redeemable convertible preferred shares that are contingently redeemable and therefore are considered freestanding financial liabilities under ASC 480. The 2021 Warrant, the HL Option and the PFI Warrant are initially measured and recognized at their fair value and subsequently measured at fair value with changes in fair value recognized in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

The proceeds of US$10.0 million received from the investor HL were first allocated to the 2021 Warrant and the HL Option which are financial liabilities at fair value. The total fair value of the 2021 Warrant of US$11.6 million (equivalent to RMB74.2 million) and the HL Option of US$4.0 million (equivalent to RMB25.5 million) exceeded proceeds received by US$5.6 million (equivalent to RMB36.0 million), representing future business collaboration expected, which was recognized as “other expenses, net” in the consolidated statements of operations and comprehensive loss. As a result, nil consideration was allocated to Series C-1 redeemable convertible preferred shares. As Series C-1 redeemable convertible preferred shares are redeemable at holders’ discretion at any time, the Company adjusts the Series C-1 redeemable convertible preferred shares from the nil consideration allocated, to their maximum redemption amount at each reporting date. The adjustments were recorded, in the absence of retained earnings, first as a reduction of additional paid-in capital and then as an increase to the net loss attributable to ordinary shareholders.

The proceeds of US$5.1 million received from the C-1 investors for issuance of Series C-1 redeemable convertible preferred shares, the 2021 Warrant and ordinary shares were first allocated to the 2021 Warrant which are financial liabilities at their fair value of US$2.7 million (equivalent to RMB17.1 million), with the remaining proceed allocated to Series C-1 redeemable convertible preferred shares and ordinary shares based on their relative fair values of US$0.3 million (equivalent to RMB1.8 million) and US$2.0 million (equivalent to RMB12.9 million) respectively.

The proceeds of US$4.9 million received from the C-1 investors for issuance of the February 2021 Shareholders Loan, the 2021 Warrant and ordinary shares were first allocated to the 2021 Warrant which are financial liabilities at their fair value of US$2.6 million (equivalent to RMB16.7 million), with the remaining proceeds allocated to the February 2021 Shareholders Loan and ordinary shares based on their relative fair values of US$0.4 million (equivalent to RMB2.4 million) and US$1.9 million (equivalent to RMB12.4 million) respectively.

The Company applied the debt extinguishment to account for the exchange of the July 2019 convertible loan and 2020 convertible loan into 106,897 Series C-1 redeemable convertible preferred shares and US$4.1 million February 2021 Shareholders Loan. As a result, the Company recognized the respective fair values of series C-1 redeemable convertible preferred shares of US$2.1 million (equivalent to RMB13.6 million), the February 2021 Shareholders Loan of US$3.9 million (equivalent to RMB24.8 million), the 2021 Warrant of US$5.3 million (equivalent to RMB34.0 million) and ordinary shares of US$33.1 million (equivalent to RMB211.0 million), and derecognized the carrying value of the July 2019 convertible loan and 2020 convertible loan which resulted in an extinguishment loss of RMB224.4 million (US$34.7 million) that was recognized as “other expenses, net” in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2021.

The C-1 redeemable convertible preferred shares issued to and those exercised from PFI warrant by Black River were recorded at their fair values on the issuance date.

The Company evaluated the embedded conversion option in the Redeemable Convertible Preferred Shares to determine if there were any embedded derivatives requiring bifurcation). The conversion option of the Redeemable Convertible Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Redeemable Convertible Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Redeemable Convertible Preferred Shares were neither publicly traded nor readily convertible into cash.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

As all series of the Redeemable Convertible Preferred Shares are redeemable at holders’ discretion at any time, the Company adjusts the Redeemable Convertible Preferred Shares to their maximum redemption amount at each reporting date. The adjustments were recorded, in the absence of retained earnings, first as a reduction of additional paid-in capital of RMB36.2 million (US$5.4 million) and RMB110.1 million (US$15.6 million) for the years ended December 31, 2022 and 2023, respectively, and then as an increase to the accumulated deficit of RMB72.9 million and RMB nil for the years ended December 31, 2022 and 2023, respectively.

Modification and Extinguishment of Redeemable Convertible Preferred Shares

Upon the issuance of the Series B-2 Redeemable Convertible Preferred Shares in September 2018, the redemption term of Series A, A-1, B and B-1 Redeemable Convertible Preferred Shares were modified to be the same as the redemption term of the B-2 Redeemable Convertible Preferred Shares to extend the earliest redemption date to January 1, 2022 in the event the Company does not complete a qualified IPO. In October 2021, all investors of Company’s Redeemable Convertible Preferred Shares investors signed confirmation letters with the Company that they will not exercise their redemption rights at any time on or before January 1, 2023. In May 2022, all but one investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2024. In June 2023, all but six investors of the Company’s Redeemable Convertible Preferred Shares signed further confirmation letters that they will not exercise their redemption rights at any time on or before January 1, 2025.

The Company assessed whether there was a change in fair value of each modification of Redeemable Convertible Preferred Shares exceeding 10% immediately after the change in terms compared to the fair value of the Redeemable Convertible Preferred Shares immediately before the amendment at each modification date. A change in fair value exceeding 10% would result in extinguishment accounting, while a change in fair value not exceeding 10% would be considered non-substantive and subject to modification accounting.

The Company accounts for modifications that result in an increase to the fair value of the modified Redeemable Convertible Preferred Shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the modified Redeemable Convertible Preferred Shares were not recognized. With the assistance of an independent third-party valuation firm, the Company determined that the change in fair value for each modification did not exceed 10% and did not result in any substantial increase to the fair value of the modified Redeemable Convertible Preferred Shares.

17. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The Company’s Redeemable Convertible Preferred Shares activities consist of the following:

	Series A Redeemable Convertible Preferred Shares		Series A-1 Redeemable Convertible Preferred Shares		Series B Redeemable Convertible Preferred Shares		Series B-1 Redeemable Convertible Preferred Shares
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	724,939	58,511,842	276,940	48,687,737	227,751	67,732,191	228,813	74,959,524
Accretion of Redeemable Convertible Preferred Shares	-	6,938,024	-	5,773,133	-	8,031,324	-	8,888,302
Foreign currency translation adjustment	-	(1,415,102)	-	(1,177,507)	-	(1,638,097)	-	(1,812,888)

Balance as of December 31, 2021	724,939	64,034,764	276,940	53,283,363	227,751	74,125,418	228,813	82,034,938
Accretion of Redeemable Convertible Preferred Shares	-	8,144,087	-	6,776,699	-	9,427,439	-	10,433,390
Foreign currency translation adjustment	-	6,164,500	-	5,129,485	-	7,135,909	-	7,897,339

Balance as of December 31, 2022	724,939	78,343,351	276,940	65,189,547	227,751	90,688,766	228,813	100,365,667
Accretion of Redeemable Convertible Preferred Shares	-	8,413,619	-	7,000,977	-	9,739,445	-	10,778,688
Automatic Conversion to Class A ordinary shares upon IPO	(724,936)	(88,851,534)	(276,936)	(73,933,412)	(227,748)	(102,852,838)	(228,811)	(113,827,704)
Foreign currency translation adjustmen	-	2,094,564	-	1,742,888	-	2,424,627	-	2,683,349
Others	(3)	-	(4)	-	(3)	-	(2)	-

Balance as of December 31, 2023	-	-	-	-	-	-	-	-

	Series B-2 Redeemable Convertible Preferred Shares		Series C Redeemable Convertible Preferred Shares		Series C-1 Redeemable Convertible Preferred Shares		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		RMB		RMB		RMB		RMB
Balance as of January 1, 2021	387,525	145,622,729	290,409	121,535,400	-	-	2,136,377	517,049,423
Issuance of Redeemable Convertible Preferred Shares to C-1 investors, net of issuance costs	-	-	-	-	502,147	15,477,848	502,147	15,477,848
Redeemable Convertible Preferred Shares exercised from 2021 Warrants	-	-	-	-	1,115,505	174,498,135	1,115,505	174,498,135
Redeemable Convertible Preferred Shares issued to and exercised from PFI Warrant by Black River	-	-	-	-	753,287	94,141,160	753,287	94,141,160
Beneficial conversion feature of redeemable convertible preferred shares	-	(4,711,740)	-	(10,564,815)	-	(1,665,884)	-	(16,942,439)
Accretion of Redeemable Convertible Preferred Shares	-	16,161,629	-	20,034,136	-	315,391,970	-	381,218,518
Foreign currency translation adjustment	-	(3,396,304)	-	(2,747,873)	-	(3,380,720)	-	(15,568,491)

Balance as of January 1, 2022	387,525	153,676,314	290,409	128,256,848	2,370,939	594,462,509	4,507,316	1,149,874,154
Accretion of Redeemable Convertible Preferred Shares	-	13,029,935	-	10,874,665	-	50,403,394	-	109,089,609
Foreign currency translation adjustment	-	14,594,247	-	12,180,224	-	56,454,594	-	109,556,298

Balance as of December 31, 2022	387,525	181,300,496	290,409	151,311,737	2,370,939	701,320,497	4,507,316	1,368,520,061
Issuance of Redeemable Convertible Preferred Shares to C-1 investors, net of issuance costs	-	-	-	-	563	60,170	563	60,170
Accretion of Redeemable Convertible Preferred Shares	-	13,007,081	-	10,855,591	-	50,317,395	-	110,112,796
Automatic conversion of Class A ordinary shares upon IPO	(387,524)	(199,066,600)	(290,405)	(166,139,167)	(2,371,484)	(770,044,701)	(4,507,844)	(1,514,715,956)
Foreign currency translation adjustment	-	4,759,023	-	3,971,839	-	18,346,639	-	36,022,929
Others	(1)	-	(4)	-	(18)	-	(35)	-

Balance as of December 31, 2023	-	-	-	-	-	-	-	-

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS

January 2019 Shareholder Loan

In January 2019, the Company entered into a shareholder loan agreement with an investor for an aggregate principal amount of HK$23.5 million (the “January 2019 Shareholder Loan”). The loan bears interest of 12% per annum and is repayable within 12 months from the issue date. Concurrent with the loan, the Company granted a warrant (“B-2 Warrant”) to the investor for a consideration of HK$1.0 to subscribe for Series B-2 Redeemable Convertible Preferred Shares at an exercise price of US$63.20 per share. The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The B-2 Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 23 January 2022.

In September 2019, the Company agreed with the lender to extend the loan to be expired by 25 September 2020, and revised interest to 6% per annum and concurrently granted an additional warrant (“C Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for Series C Redeemable Convertible Preferred Shares at an exercise price of US$57.12 per share (“the first modification”). The total subscription price for the warrant shall not exceed one-third of the loan, plus any accrued but unpaid interest. The C Warrant will expire on the earlier of: (i) the date of the closing of the first firm commitment, underwritten public offering to the general public of the ordinary shares of the Company where the valuation of the Company is no less than US$400,000,000; or (ii) 25 September 2022.

In October 2020, the Company agreed with the lender to extend the loan to be expired by March 2021, and revised interest to 8% per annum (“the second modification”). In addition, the Company revised the exercise price of both B-2 Warrant and C Warrant to US$37.92 per share. Both B-2 Warrant and C Warrant became exercisable at the time on the earlier of: (i) the consummation of a qualified IPO; and (ii) 25 September 2023.

In February 2021, the Company repaid HK$7.8 million and in March 2021, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) September 25, 2021. The interest of the outstanding amount of the loan remains at 8% per annum (“the third modification”).

In September 2021, the Company agreed with the lender to extend the loan to be expired on the earlier of (i) the consummation of a qualified IPO; and (ii) April 2022. The interest remains at 8% per annum. Concurrently the Company granted additional warrants (“Class A OS Warrant”) to the same lender for a consideration of HK$1.0 to subscribe for the new Class A Ordinary Shares at an exercise price of US$10.64 per share. The total subscription price for the Class A Ordinary Shares shall not exceed US$2,405,964. At the same time, the B-2 & C Warrant issued to the lender were cancelled. The Class A OS Warrant will expire on 25 September 2023 (“the fourth modification”).

The warrants are legally detachable and separately exercisable for underlying Redeemable Convertible Preferred Shares that are contingently redeemable and therefore are considered a freestanding financial liability under ASC 480. The Class A OS Warrant are legally detachable and separately exercisable for variable number of the Company’s equity shares and therefore are considered a freestanding financial liability under ASC 480. The warrants are initially measured and recognized at its fair value and also subsequently measured at fair value with changes in fair value recognized in “changes in fair value of financial instruments” in the consolidated statements of operations and comprehensive loss.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The Company assessed whether there were substantial changes of terms of the January 2019 Shareholder Loan. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. In order to determine whether the terms are substantially different upon each modification, the Company compared whether the present value of the cash flows under the terms of the modified debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. If the terms of a non-convertible debt instrument are modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. The calculation of the present value of the cash flows of the new debt instruments included all cash flows specified by the terms of the new debt instruments plus any amounts paid by the Company. Those amounts paid by the Company were the fair value of new warrants issued in the first modification, the incremental fair value resulted from the revision of the warrant terms in the second modification, nil in the third modification and the excess of the fair value of Class A OS Warrant issued, over the fair value of the B-2 & C Warrants cancelled, in the fourth modification.

Based on the above assessment, it was determined that there was no substantial change of terms in the first modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the fair value of the newly issued C Warrant and the revised cash flow under the term of the modified debt instrument.

For the second modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB2.9 million (US$0.5 million) of the warrants resulted from the revision of the exercise price, over the net carrying amount of the extinguished debt was recognized as losses upon the extinguishment.

It was determined that there was no substantial change of terms in the third modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

For the fourth modification, it was determined that there was substantial change of terms and extinguishment accounting was applied. The excess of the reacquisition price of debt, being the fair value of the new debt instruments and the incremental fair value of RMB5.9 million (US$0.9 million) of the issuance of Class A OS Warrant, over the net carrying amount of the extinguished debt and the derecognition of the B-2 & C Warrant was recognized as losses upon the extinguishment in 2021.

In April 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2022. The interest of the outstanding amount of the loan remains at 8% per annum (“the fifth modification”).

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

In October 2022, the Company agreed with the lender to extend the remaining unpaid principal of HK$15.7 million to be expired on the earlier of (i) the consummation of a qualified IPO; (ii) the date falling fourteen (14) business days after receiving a repayment notice. At any time after the Company has received a new round of financing of not less than US$20.0 million, the lender may elect to request the Company for repayment of the indebtedness; and (iii) October 25, 2023. The interest of the outstanding amount of the loan remains at 8% per annum (“the sixth modification”).

It was determined that there was no substantial change of terms in the fifth and sixth modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

As the Class A OS Warrant has not been exercised by 25 September 2023, the Class A OS Warrant expired on 25 September 2023.

2020 Convertible Loan

In March 2020, the Company issued US$ denominated convertible loan for an aggregate principal amount of US$3.0 million. Further, in June, July and October 2020, the Company issued convertible loans with the aggregate principal amount of US$1.6 million. Collectively, these convertible loans are referred to as the “2020 Convertible Loan”. The 2020 Convertible Loan bear interest of 10% per annum and have terms of 12 months from the draw down date.

Upon the proposed financing, lenders could elect to convert the 2020 Convertible Loan into preferred shares issued in the proposed financing, at a conversion price equal to 65% per share price applicable in the proposed financing. Upon qualified IPO, lenders could elect to convert the 2020 Convertible Loan into ordinary shares, at a conversion price equal to 65% per IPO share price.

Concurrently with the drawdown of the 2020 Convertible Loan, the lenders were issued warrants (the “C-1 Warrant”), pro rata to their lending principal amount, which entitle them to, upon the occurrence of: (1) a qualified IPO, (2) proposed financing, or (3) a liquidation event, requesting the Company to issue certain amount of ordinary shares in the case of (1) or new preferred shares in the case of (2) and (3), determined by a formula, at a total nominal consideration of US$1.0 for all shares. The lenders shall each have the right to choose either to exercise the C-1 Warrant or the conversion options, but not both.

Lenders have the right to demand immediate repayment of the 2020 Convertible Loan together with accrued but unpaid interest upon the occurrence of a trigger event as long as no conversion option or C-1 Warrant (see below) have been exercised. In particular, upon the occurrence of a liquidation event or event of default, the lenders shall have the right to elect to require the Company to redeem the 2020 Convertible Loan at an effective interest rate of 60% per annum.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The C-1 Warrant was considered an embedded feature rather than a freestanding instrument as it is not separately exercisable. As the embedded variable share conversion features will be share settled by a number of shares with a fair value equal to a fixed monetary amount, they are considered as an in-substance redemption feature because the settlement amount does not vary with the share price. The Company elected to record the 2020 Convertible Loans at fair value in their entirety.

In February 2021, in connection with a qualified financing of Series C-1 Redeemable Convertible Preferred Shares, holders of US$3.8 million principal amount of the 2020 Convertible Loan agreed a modification with the Company (note 17) and these US$3.8 million was extinguished upon the modification.

In August 2021, one of the holders of US$250,000 principal amount of 2020 Convertible Loan agreed with the Company to modify the conversion term and converted into 16,264 ordinary shares at the conversion price of US$15.36 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the 2020 Convertible Loan of US$0.4 million, which resulted in an extinguishment gain of RMB0.7 million (US$0.1 million) (note 23).

In August 2023, the Company further extended the repayment date of the 2020 Convertible Loan to January 1, 2025, or an earlier date if agreed by both parties. Other terms remained the same. It was determined that there was no substantial change of terms for this modification.

The Company elected to record the 2020 Convertible Loan at fair value.

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the 2020 Convertible Loan, remaining holders of the 2020 Convertible Loan with the principal amount plus accrued interest of US$0.8 million, agreed with the Company to convert into 215,669 class A ordinary shares at the conversion price of US$3.69 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the 2020 Convertible Loan of US$0.8 million prior to the conversion, resulting in an extinguishment loss of RMB3.0 million (note 23).

November 2020 Shareholder Loan

In November 2020, the Company borrowed US$ denominated loans of US$0.7 million from one of the shareholders. The loans bear interest of 8% per annum. Upon the closing of the Series C-1 round of the Company, the lenders may at any time elect to request the Company for repayment of the loan and accrued interest. No payment was made before December 31, 2023, it was recorded as current liability at amortized cost and the balance as of December 31, 2022 and 2023 was RMB4,875,220 and RMB4,875,220, respectively.

February 2021 Shareholders Loan

In connection with the C-1 financing completed in February 2021 (note 17), the Company issued certain shareholders’ loans to related investors. These loans bear a fixed interest rate of 8.0% per annum and are repayable within one year. In May 2022, the related investors except one investor, signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2024.

In June 2023, the related investors except three investors signed loan extension agreements with the Company that the repayment date shall be extended to January 1, 2025, The Company recorded February 2021 Shareholders Loan at amortized cost with the balances of RMB584,922 and RMB6,891,043 in current liabilities as of December 31, 2022 and 2023, respectively, and the balances of RMB62,170,776 and RMB56,928,815 in non- current liabilities as of December 31, 2022 and 2023, respectively.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

August 2021 Convertible Loan

In August 2021, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB12.0 million (US$1.9 million) (“the August 2021 Convertible Loan”). The repayment date falls on 12 months from the date of the August 2021 Convertible Loan agreement, provided, that if a proposed financing has not occurred within 12 months from the date of the August 2021 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 0% per annum. Loan conversion shall take place automatically on or immediately before the date of listing of the qualified IPO. The conversion price is US$19.84 per share, or a price per share that equals to US$300,000,000 divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, whichever is lower.

In August 2022, the Company renewed the August 2021 Convertible Loan agreement and also revised certain terms. Based on the revised terms, the repayment date is August 30, 2023 or an earlier date if agreed by both parties. Interest rate is 0% per annum. Loan conversion shall take place automatically on or immediately before the date of listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to US$210 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, or a price per share that equals to 80% of the price per share of Qualified IPO, whichever is lower.

The Company assessed whether there were substantial changes of terms of the August 2021 Convertible Loan. If the terms are substantially different, the modification is accounted for as a debt extinguishment. Otherwise, it is accounted for as a modification. In order to determine whether the terms are substantially different upon each modification, the Company compared whether the present value of the cash flows under the terms of the modified debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original debt instrument. If the terms of a non-convertible debt instrument are modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different. The calculation of the present value of the cash flows of the new debt instruments included all cash flows specified by the terms of the new debt instruments plus any amounts paid by the Company.

Based on the above assessment, it was determined that there was no substantial change of terms in the modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the revised cash flow under the term of the modified debt instrument.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

In June 2023, the Company further extended the repayment date of the August 2021 Convertible Loan to January 1, 2025, or an earlier date if agreed by both parties. Other terms remained the same.

It was determined that there was no substantial change of terms for this modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount after deducting the revised cash flow under the term of the modified debt instrument.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2021 Convertible Loan, the holder agreed with the Company to convert part of the loan with the carrying amount of RMB8.5 million into 340,365 class A ordinary shares at the conversion price of US$3.5 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2021 Convertible Loan of RMB8.5 million, resulting in an extinguishment loss of RMB 4.0 million (note 23).

As of December 31, 2023, the remaining outstanding August 2021 Convertible Loan of RMB3.5 million was recorded as non-current liability at amortized cost.

February 2022 Convertible Loan

In February 2022, the Company entered into a new convertible loan agreement with an existing lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the February 2022 Convertible Loan”). The repayment date falls on 12 months from the date of the February 2022 Convertible Loan agreement, provided, that if a Qualified IPO has not occurred within 12 months from the date of the February 2022 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 25% per annum. The Company shall have the discretion to determine whether its portion of the outstanding principal amount of the February 2022 Convertible Loan together with any accrued but unpaid interest be applied to issue the conversion shares to the lender at the conversion price on the date of listing of the qualified IPO. The conversion price is US$11.7936 per share.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

In February 2023, the Company extended the duration of the February 2022 Convertible by way of entering into a new loan agreement with the lender. The repayment date is December 31, 2023, or an earlier date if agreed by both parties. Interest rate is 25% per annum. The conversion price is US$11.7936 per share. (“the modification”)

It was determined that there was no substantial change of terms in the modifications and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

As of December 31, 2022, the February 2022 Convertible Loan was recorded as current liability at amortized cost.

In February 2023, the Company extended the repayment date of the February 2022 Convertible from the original February 2023 to December 2023, or an earlier date if agreed by both parties (“the second modification”).

In June 2023, the Company further extended the repayment date of the February 2022 Convertible Loan from February 2023 to January 2025, or an earlier date if agreed by both parties. Other terms remained the same. (“the third modification”).

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

It was determined that there was no substantial change of terms in both above modification and the new debt was accounted for at amortized cost using a new effective interest rate determined based on the original debt’s net carrying amount and the revised cash flow under the term of the modified debt instrument.

In December 2023, the Company repaid the February 2022 Convertible Loan.

May 2022 Convertible Loan

In May 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the May 2022 Convertible Loan”). The repayment date falls on 12 months from the date of the May 2022 Convertible Loan agreement, provided, that if a Qualified IPO has not occurred within 12 months from the date of the May 2022 Convertible Loan, the parties hereby agree that the repayment date shall be extended by 3 months. Interest rate is 0% per annum. The Company, at its discretion shall issue the conversion shares to the lender at the conversion price on the date of listing of the qualified IPO. The conversion price is US$13.5552 per share.

As the embedded conversion features are underlying ordinary shares of a private company and could not be publicly traded or readily convertible into cash, the embedded conversion feature is not an embedded derivative and does not require bifurcation.

The Company further evaluated the embedded contingent redemption feature and concluded that it is not required to be bifurcated because it is considered to be clearly and closely related to the debt host, as the loans were not issued at a substantial discount or premium and are redeemable at par. There were no other embedded derivatives that are required to be bifurcated.

As of December 31, 2022 and 2023, the May 2022 Convertible Loan was recorded as current liability at amortized cost.

August 2022 Convertible Loan

In August 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB3.5 million (US$0.5 million) (“the August 2022 Convertible Loan”). Interest rate is 8% per annum of the August 2022 Convertible Loan and its maturity date is the third anniversary of the issuance date. The Company may not prepay the Loan prior to the maturity date. The August 2022 Convertible Loan shall be repayable on demand upon the occurrence of any of the following: (1) a Qualified IPO has not taken place prior to the maturity date; or (2) the Company’s total revenue for the year ending December 31, 2023 as shown on its audited consolidated financial statements for the same period being less than RMB900 million.

Loan conversion shall take place on the date of the corporate transaction conversion date or listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to the product of X multiplied by 90% (where “X” equals US$210 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis), or a price per share that equals to 90% of the price per share of any Initial Public Offering that is not a Qualified IPO, or a price per share that equals to the implied price per share of any corporate transaction (other than an Initial Public Offering that is not a Qualified IPO), whichever is lower.

The Company elected to record the August 2022 Convertible Loan at fair value. As of December 31, 2023, the August 2022 Convertible Loan was classified as current, as the Company’s total revenue for the year ended December 31, 2023 was less than RMB900 million.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

December 2022 Convertible Loan

In December 2022, the Company entered into a convertible loan agreement with a new lender for a total principal amount of RMB7.0 million (US$1.0 million) (“the December 2022 Convertible Loan”). Interest rate is 8% per annum of the December 2022 Convertible Loan and its maturity date is the first anniversary of the issuance date. The Company may not prepay the Loan prior to the maturity date. The December 2022 Convertible Loan shall be repayable by the lender within 3 business days of the date of written demand from the lender, if (1) the Company terminates the IPO process in the US market (including but not limited to the Nasdaq Global Market System (“Nasdaq”) or the New York Stock Exchange (“NYSE”)) or (2) the Company engages any sponsors or underwriters for an IPO on Stock Exchange of Hong Kong Limited (“SEHK”) on or prior to the maturity date. In case the Qualified IPO has not completed before March 31, 2023, the lender shall have the right but not the obligation to extend the maturity of the December 2022 Convertible Loan in increment of calendar day after the first anniversary of the maturity date, for up to the number of days between the actual date of completion of the Qualified IPO and March 31, 2023.

Loan conversion shall take place on the date of the corporate transaction conversion date or listing of the qualified IPO. The conversion price is US$11.68 per share, or a price per share that equals to the product of X multiplied by 90% (where “X” equals US$210.0 million divided by the Company’s total number of shares immediately before Qualified IPO calculated on fully diluted basis, or a price per share that equals to 90% of the price per share of any Initial Public Offering that is not a Qualified IPO, or a price per share that equals to the implied price per share of any corporate transaction (other than an Initial Public Offering that is not a Qualified IPO), whichever is lower.

The Company elected to record the December 2022 Convertible Loan at fair value.

December 2022 Shareholder Loan

In October 2022, the Company entered into a loan agreement of US$2.0 million with one of the shareholders. The loans bear interest of 8% per annum. The Company obtained the facility in December 2022. The repayment date is the earlier of (1) the consummation of a Qualified IPO and (2) January 22, 2024. The Company shall repay in full the loan, together with any amounts which may become due or outstanding hereunder on the repayment date. It was recorded as non-current liability at amortized cost and the balance as of December 31, 2022 was RMB13,929,200.

In December 2023, the Company repaid the December 2022 Shareholder Loan.

May & June 2023 Convertible Loans

In May and June 2023, the Company entered into a number of convertible loan agreements with its employees and certain individuals (“the Lenders”) for the aggregate principal amount of RMB6.1 million and HK$0.9 million (equivalent to RMB0.8 million) (“the 2023 Convertible Loans”). Interest rates range between 12% – 17.29% per annum and maturity dates are either the first or the third anniversary from the issuance date. The Company may not prepay the 2023 Convertible Loans prior to the maturity date.

Loan conversion shall take place on the date of the corporate transaction or the qualified Initial Public Offering, which is a public offering to the general public of the ordinary shares listed on a qualified exchange results in the pre-money market capitalization of the Company being no less than US$210,000,000 (“QIPO”). In the event of a QIPO, the total outstanding principal balance of the convertible loan (plus accrued and unpaid interest) shall automatically convert in whole without any further action by the Lenders into ordinary shares at the conversion price (the “Qualified IPO Conversion”) on or immediately before the date of listing of the Qualified IPO (the “QIPO Conversion Date”). The conversion price is a price per share that equals to 60% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

The Company elected to record the May&June 2023 Convertible Loans at fair value.

As the IPO completed in November 2023 is not a QIPO as defined by the original loan agreements, all Lenders except three converted their loans with the principal plus interest of RMB2.7 million and HK$0.9 million (equivalent to RMB0.8 million) into 148,520 class A ordinary shares at the conversion price of US$3.4 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the May&June 2023 Convertible Loans of RMB6.0 million (US$0.8 million), which resulted in an extinguishment loss of RMB0.03 million (US$0.005 million) (note 23).

August 2023 Convertible Loans

In August 2023, the Company entered into convertible loan agreements with an employee and an individual for the aggregate principal amount of RMB0.8 million (“the August 2023 Convertible Loans”). Interest rate is 12% per annum and maturity dates are the third anniversary from the issuance date. The Company may not prepay the August 2023 Convertible Loans prior to the maturity date.

Loan conversion shall take place on the date of the corporate transaction or the QIPO. In the event of a QIPO, the total outstanding principal balance of the convertible loan (plus accrued and unpaid interest) shall automatically convert in whole without any further action by the Lenders into ordinary shares at the conversion price (the “Qualified IPO Conversion”) on or immediately before the date of listing of the Qualified IPO (the “QIPO Conversion Date”). The conversion price for employee is a price per share that equals to 60% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower. The conversion price for individual is a price per share that equals to 70% of the price per share of any IPO that is not a QIPO, or a price per share that equals to the implied price per share of any corporate transaction and a QIPO, whichever is lower.

The Company elected to record the August 2023 Convertible Loans at fair value.

In November 2023, in connection with the completion of the IPO, which is not the qualified IPO according to the original term of the August 2023 Convertible Loans, the employee converted the loan with the principal plus accrued interest of RMB0.3 million into 12,616 class A ordinary shares at the conversion price of US$3.4 per share, the individual converted the loan with the principal plus accrued interest of RMB0.5 million into 18,029 class A ordinary shares at the conversion price of US$3.97 per share. The Company applied the debt extinguishment guidance, recognized the fair value of Class A ordinary shares and derecognized the carrying value of the August 2023 Convertible Loans (note 23).

November 2023 Shareholder Loan

In November 2023, the Company entered into loan agreements of US$750,000 with two of the shareholders (“the Lender”). The drawdown fee of an amount equal to 2% of the loan drawdown under the facility shall be payable by the Company to the Lender, which shall be payable within upon the repayment date. The repayment date is the earlier of (1) the date of issue of the repayment Notice, and (2) the date falling not more than 14 days after the drawdown date. The Company shall repay in full the loan, together with any amounts which may become due or outstanding hereunder on the repayment date. It was recorded as current liability at amortized cost. The Company obtained and repaid the facility in November 2023.

18. CONVERTIBLE LOANS AND SHAREHOLDER LOANS (cont.)

As of December 31, 2022 and 2023, the balances of convertible loans and shareholder loans measured at amortized cost and fair value respectively, were summarized as below:

	As of December 31,
	At amortized cost		At fair value
	2022	2023	2022	2023
	RMB	RMB	RMB	RMB
Current:
January 2019 Shareholder Loan	14,062,844	14,301,310	-	-
November 2020 Shareholder Loan	4,875,220	4,957,890	-	-
February 2021 Shareholder Loan	584,922	6,891,043

Subtotal	19,522,986	26,150,243	-	-

2020 Convertible Loan (i)	-	-	7,031,189	-
August 2021 Convertible Loan	12,000,000	-	-	-
Feb 2022 Convertible Loan	3,482,300	-	-	-
May 2022 Convertible Loan	3,482,300	3,541,350	-	-
August 2022 Convertible Loan (iii)	-		-	3,919,092
December 2022 Convertible Loan (ii)	-		7,918,137	-
May & June 2023 Convertible Loan (iv)	-	-	-	2,453,738

Subtotal	18,964,600	3,541,350	14,949,326	6,372,830

Total	38,487,586	29,691,593	14,949,326	6,372,830

Non-current:
February 2021 Shareholders Loan	62,170,776	56,928,815	-	-
December 2022 Shareholders’ Loan	13,929,200	-	-	-

Subtotal	76,099,976	56,928,815	-	-

August 2021 Convertible Loan	-	3,500,000	-	-
August 2022 Convertible Loan (iii)	-	-	3,897,606	-
December 2022 Convertible Loan (ii)	-	-	-	6,895,363
May & June 2023 Convertible Loans (iv)	-	-	-	1,068,651

Subtotal	-	3,500,000	3,897,606	7,964,014

Total	76,099,976	60,428,815	3,897,606	7,964,014

(i)	The aggregate unpaid principal balances of 2020 Convertible Loan recorded at fair value option was RMB4,178,632 (US$599,982) and RMB nil as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB2,852,557 (US$409,579) and RMB nil as of December 31, 2022 and 2023, respectively.

(ii)	The aggregate unpaid principal balances of December 2022 Convertible Loan which was recorded at fair value option was RMB6,964,600 (US$1,000,000) and RMB7,082,700 (US$1,000,000) as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over and under the aggregate unpaid principal balance was RMB953,537 (US$136,912) and RMB187,337 (US$26,450) as of December 31, 2022 and 2023, respectively.

(iii)	The aggregate unpaid principal balances of August 2022 Convertible Loan which was recorded at fair value option was RMB3,482,300 (US$500,000) and RMB3,541,350 (US$500,000) as of December 31, 2022 and 2023 respectively. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB415,306 (US$59,631) and RMB377,742 (US$53,333) as of December 31, 2022 and 2023, respectively.

(iv)	The aggregate unpaid principal balances of May&June 2023 Convertible Loans which was recorded at fair value option was RMB3,741,553 (US$518,211) as of December 31, 2023. The amount of the fair value carrying amount over the aggregate unpaid principal balance was RMB72,981 (US$10,304) as of December 31, 2023.

19. ORDINARY SHARES

The Company was incorporated in April 2012. As of January 1, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,276,663.

In June 2022, two of the share options holders exercised their share options into 361,614 Class A ordinary shares (note 21).

As of December 31, 2022, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 5,638,277.

In October 2023, one of the Company’s registered shareholders surrendered 180,807 Class A ordinary shares and were issued the same number of share options at nominal exercise price which are only exercisable upon the completion of the Company’s qualified IPO (note 21).

In November 2023, in connection with the initial public offering completed, the Company:

(1)	Issued 3,900,000 Class A ordinary shares for US$33.2 million (RMB234.8 million). The Company received net amount of US$30.1 million (RMB213.2 million) in total after deducting underwriting discounts, commissions and other offering expenses payable for the amount of US$3.1 million (RMB21.6 million)

(2)	All of Redeemable Convertible Preferred Shares were converted into 4,507,844 Class A ordinary shares (note 17). The Company also issued 3,503,080 Class A ordinary shares to Redeemable Convertible Preferred Shareholders.

(3)	Series seed convertible preferred shareholders converted their series seed convertible preferred shares into 1,076,495 Class A ordinary shares (note 20).

(4)	Holders of 2020 Convertible Loan, August 2021 Convertible Loan, 2023 Convertible Loans converted into 1,387,250 Class A ordinary shares in total (note 18).

(5)	Issued 196,044 Class A ordinary shares in connection with acquire 100% interest in Cook San Francisco, LLC. (note 16).

As of December 31, 2023, the number of Company’s authorized Class A ordinary shares were 55,248,154 with par value of US$0.016 per share; and the number of Class A ordinary shares issued and outstanding was 20,028,168.

In May 2019, the Company issued 875,000 Class B ordinary shares to the Founder for a total cash consideration of US$1.0. The shareholder of Class B ordinary shares shall be entitled to ten votes for each share and only held by the Founder, not be entitled to dividends and distributions of the Company, and not be transferable, convertible or redeemable by the Company. Each Class B ordinary share shall automatically be cancelled by the Company immediately upon the consummation of a qualified IPO or the occurrence of any liquidation event. In November 2023, the Company has waived the provision of Memorandum and Articles of Association to allow the redesignation of all of the issued and outstanding Class B ordinary shares with such the rights, preferences and privileges and the authorized Class B Ordinary shares would be 875,000 as of December 31, 2023.

20. SERIES SEED CONVERTIBLE PREFERRED SHARES

In November 2015, the Company entered into a share subscription agreement with a number of investors that the investors agreed to subscribe 3,858 (subsequently subdivided to 241,125) number of series seed preferred shares for US$1.2 million (equivalent of RMB7.6 million). The Company also agreed with a number of ordinary shareholders to redesignate 13,366 (subsequently subdivided to 835,376) number of ordinary shares to series seed preferred shares. Upon the redesignation, the difference between the carrying amount of the ordinary shares and the fair value of the series seed preferred shares was recorded as deemed dividend in accumulated losses.

In July 2019, in order to facilitate the Company to close the round C financing, some holders of series seed preferred shares transferred 124,175 number of series seed preferred shares to a new investor at the fair value of US$33.6928 per share for a total consideration of US$4.2 million (equivalent of RMB28.7 million). As a result, the difference between the carrying amount and the fair value of the series seed preferred shares of US$3.6 million (equivalent of RMB24.5 million) was recorded as deemed dividend in accumulated losses.

The key terms of the series seed convertible preferred shares are summarized below:

Conversion Rights

The series seed convertible preferred shares shall be convertible, at the option of the holder at any time after the date of issuance of such share according to the initial conversion ratio of 1:1, subject to adjustments for dilution, including but not limited to share splits, share combination, share dividends and distribution and certain other events.

Each series seed convertible preferred share shall automatically be converted into ordinary shares upon the earlier of (i) the consummation of a qualified IPO or (ii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the requisite majority (voting as separate series, and on an as-converted basis).

Voting Rights

The series seed convertible preferred shareholder shall be entitled to one vote for each ordinary share into which such series seed convertible preferred shares could then be converted, and with respect to such vote, such holders shall have full voting rights and power equal to the voting rights and powers of the ordinary shareholders.

Dividend Rights

Each holder of the series seed convertible preferred shares shall be entitled to receive dividends at 5% per annum of the respective subscription price of that series seed convertible preferred shares.

For the series seed convertible preferred shares held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor on parity with each other, prior and in preference to, and satisfied before, any dividend on the ordinary shares. Such dividends shall be payable only when, as, and if declared by the unanimous approval of the Board and shall be non-cumulative.

20. SERIES SEED CONVERTIBLE PREFERRED SHARES (cont.)

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the shareholders shall be distributed in the following manner and order:

Shareholders of the series seed convertible preferred shares shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of ordinary shares, the amount equal to the greater of (i) 100% of the subscription price, plus any and all declared but unpaid dividends on such series seed convertible preferred shares, and (ii) the amount the holders of series seed convertible preferred shares would have received had the series seed convertible preferred shares been converted into ordinary share immediately prior to the liquidation event.

The liquidation preference amount will be paid to the series seed convertible preferred shares after payments to the holders of all series of Redeemable Convertible Preferred Shares. After distributing or paying in full the liquidation preference amount to all of the preferred shareholders, the remaining assets of the Company available for distribution, if any, shall be distributed to the holders of ordinary shares and the preferred shareholders on a pro rata basis, based on the number of ordinary shares then held by each shareholder on an as converted basis. If the value of the remaining assets of the Company is less than the aggregate liquidation preference amounts payable to the holders of a particular series of preferred shares, then the remaining assets of the Company shall be distributed pro rata amongst the holders of all outstanding preferred shares of that series.

All remaining assets and funds of the Company available for distribution to the shareholders shall be distributed ratably among all the shareholders based on the number of shares held by such shareholders on a fully diluted basis.

Initial measurement and subsequent accounting for the series seed convertible preferred shares

The series seed convertible preferred shares are classified as permanent equity in the consolidated balance sheets as they are not redeemable. The series seed convertible preferred shares are recognized at their fair value at the date of issuance or redesignation from ordinary shares, net of nil issuance costs. No subsequent adjustment of the carrying amount was required.

21. SHARE-BASED COMPENSATION

Share Incentive Plan

The Company’s shareholders and Board of Directors approved of employee option plans from 2014 to 2023 in order to provide incentives and rewards to the Company’s employees, directors, consultants and senior management (the “Option Plans”). As of December 31, 2023, the Company authorized 3,200,000 share options under the Option Plan. Share options awarded under the Option Plan are typically vested based on the service conditions up to four years agreed with each of the participants in their grant letters, with exercise prices ranging from nominal consideration to US$9.06. In addition, the share options can only be exercised and converted into shares upon the completion of Company’s qualified IPO and exercise event which is a public offering or other form of listing (“Exercise Event”), whichever is earlier, except for the modifications made in 2023 for two senior management members and 14,586 share options granted to one senior management member in 2023. Each share option has a contractual life of 10 years.

In connection with the acquisition of the 51% equity interest of Lishang in May 2022, the Company may be required to grant share options to Ms. Chen Di and two other her nominee shareholders (“the Lishang Seller”) at the end of each performance period, adjusted based on the achievement of Lishang’s revenue, gross profit and net profit for each of the four performance periods during May 1, 2022 to December 31, 2024, over the target performance. If the IPO does not occur by January 1, 2024, the Company is obliged to pay RMB3.5 million cash corresponding to 30,984 share options out of the total base number of 43,936 share options to be issued for the third performance period. If the IPO does not occur by January 1, 2025, the Company is obligated to deliver a fixed amount of RMB12.4 million cash in addition to the previous payment of RMB3.5 million, with all previously issued share options, if any, cancelled. In August 2023, the Company issued 16,972 share options to the Lishang Seller, based on the actual performances of Lishang for the first two performance periods up to December 31, 2022. As the Lishang Seller is required to continuously provide services to Lishang for no less than three years after the acquisition, and as the Company is obligated to deliver cash unless an IPO takes place, these share-based arrangements are accounted for as liability-classified award and were amortized over the service period of the Lishang Seller based on the cash amount to be paid the IPO does not occur. The compensation cost recognized in connection with this liability-classified award for the years ended December 31, 2022 and 2023 amounted to RMB1,040,556 and RMB6,243,332 respectively. The liability-classified award was RMB4,162,222 and RMB10,405,554 as of December 31, 2022 and 2023 respectively and was recognised as non- current liabilities.

As the IPO occurred in November 2023, the Company is not required to pay RMB3.5 million or RMB12.4 million any more. All share options will be settled in shares based on the actual performance during the performance periods. As of December 31, 2023, the Company has issued 271,549 share options to the Lishang Seller.

A summary of the share-based compensation activities for the years ended December 31, 2022 and 2023 is presented below:

	Number of shares	Weighted average exercise price	Weighted average grant- date/modification date fair value	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2022	1,127,395	4.8880	11.4672	7.84	12,927,781
Granted to employees, directors, consultants and senior management	378,852	0.1200	13.2160
Forfeited	(3,713)	1.2897	9.9040
Exercised	(361,614)	0.0016	14.2192

Outstanding at December 31, 2022	1,140,920	4.8016	11.1808	7.04	12,756,547

Granted to employees, directors, consultants and senior management	759,605	4.2971	5.2321
Forfeited	(74,796)	5.1412	15.5963

Outstanding at December 31, 2023	1,825,729	4.5778	8.5249	7.61	15,564,202
Vested and expected to vest as of December 31, 2023	1,825,729	4.5778	8.5249	7.61	15,564,202
Exercisable as of December 31, 2023	1,327,331	3.8657	8.2430	5.04	10,941,225

21. SHARE-BASED COMPENSATION (cont.)

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the option valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. Expected term is the contract life of the option.

In 2022, the Company modified the share options for senior management members. Upon the modifications, service condition which originally ended on July 29, 2022 for 60,269 share options was removed. In addition, another 361,614 share options became fully vested as the performance condition of occurrence of a qualified IPO was removed. In June 2022 these two persons exercised their fully vested 361,614 share options. In connection with those share options that the performance condition was removed, the Company recognized compensation cost of RMB33,485,823 (US$5,141,560) on the dates based on the modification fair values of these awards.

The fair values of the options granted are estimated on the dates of grant or modification using the binomial option pricing model with the following assumptions used:

For the Years Ended December 31,
	2022	2023
Risk-free rate of return	1.65%-3.90%	3.56%-5.00%
Volatility	36.92%-39.48%	35.62-36.17%
Expected dividend yield	-	-
Exercise multiple	2.2-2.8	2.2-2.8
Fair value of underlying ordinary share	US$0.81 - US$0.94	US$6.32 - US$13.04
Expected terms	10 years	10 years

In October 2022, the Company granted 19,449 share options to one senior management member. 75% of these awards were vested by December 2022 and 25% of these awards are vested upon the occurrence of the Company’s qualified IPO. The Company recognized compensation costs of RMB1,345,156 (US$190,067) in the consolidated statements of operations and comprehensive loss based on the grant date fair value for those vested awards.

The Company has not recognized any share-based compensation expenses for 1,126,334 share options granted and outstanding as at December 31, 2022, because the Company considers it is not probable that the performance conditions will be satisfied until the event occurs. As a result, the share-based compensation expenses for these options that are only exercisable upon the occurrence of the Company’s qualified IPO and will be recognized using the graded-vesting method upon the consummation of the qualified IPO.

As of December 31, 2022, there were RMB84.34 million of unrecognized compensation expenses for non-vested options. Total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

As of December 31, 2023, the Company recognized compensation expensed of RMB77,619,967 in connection with the IPO completed, there were RMB32.0 million of unrecognized compensation expenses for non-vested options. The expense is expected to be recognized over a weighted average period of 3.42 years using the graded- vesting attribution method. The Company did not capitalize any of the compensation expenses as part of the cost of any asset for the year ended December 31, 2023.

22. FAIR VALUE MEASUREMENT

The following tables present the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2023:

	As of December 31, 2022			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	-	-	5,747,884	5,747,884
Option liability	-	-	12,762,104	12,762,104
Convertible loans	-	-	18,846,932	18,846,932

Total	-	-	37,356,920	37,356,920

	As of December 31, 2023			Total Fair
	Level 1	Level 2	Level 3	Value
	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	-	-	87,279	87,279
Convertible loans	-	-	14,336,844	14,336,844

Total	-	-	14,424,123	14,424,123

22. FAIR VALUE MEASUREMENT (cont.)

The table below reflects the reconciliation from the opening balances to the closing balances for recurring fair value measurements of the fair value hierarchy for the years ended December 31, 2021, 2022 and 2023:

Assets/(liabilities):

	Warrant liabilities*	Option liability*	Convertible loans	Contingent consideration payables	Prepaid forward contracts	Prepaid consideration for acquisitions	Payable for acquisition of Lin’s	Total Fair Value
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	(9,278,026)	-	(44,286,437)	-	-	-	-	(53,564,463)
Additions	(143,894,898)	(25,859,359)	(2,496,712)	(3,331,019)	94,141,160	28,424,280	-	(53,016,548)
Fair value change	(23,025,692)	7,889,251	(775,963)	-	(44,852,000)	-	-	(60,764,404)
Change in fair value recognized in general and administrative expenses	-	-	-	875,763	-	-	-	875,763
Extinguishment loss due to a shareholder loan modification	(5,880,660)	-	-	-	-	-	-	(5,880,660)
Extinguishment upon conversion/exercise	171,533,116	-	40,736,265	-	(49,289,160)	-	-	162,980,221
Extinguishment upon purchase consideration settlement/readily to settle	-	-	-	1,810,819	-	-	-	1,810,819
Foreign exchange translation	2,015,046	337,847	750,610	-	-	-	-	3,103,503
Balance as of January 1, 2022	(8,531,114)	(17,632,261)	(6,072,237)	(644,437)	-	28,424,280	-	(4,455,769)
Additions	-	-	(10,446,900)	-	-	-	(1,398,431)	(11,845,331)
Fair value change	3,464,922	6,305,349	(1,714,334)	-	-	(9,931,826)	-	(1,875,889)
Change in fair value recognized in general and administrative expenses	-	-	-	92,796	-	-	-	92,796
Extinguishment upon contingent consideration readily to settle	-	-	-	551,641	-	-	-	551,641
Extinguishment upon purchase consideration settlement	-	-	-	-	-	(18,492,454)	-	(18,492,454)
Foreign exchange translation	(681,692)	(1,435,192)	(613,461)	-	-	-	-	(2,730,345)

Balance as of December 31, 2022	(5,747,884)	(12,762,104)	(18,846,932)	-	-	-	(1,398,431)	(38,755,351)

Additions	-	-	(29,690,163)	-	-	-	-	(29,690,163)
Fair value change	5,727,015	12,572,815	(1,235,513)	-	-	-	36,943	17,101,260
Extinguishment upon settlement	-	-	35,593,895	-	-	-	1,361,488	36,955,383
Foreign exchange translation	(66,410)	189,289	(158,131)	-	-	-	-	(35,252)

Balance as of December 31, 2023	(87,279)	-	(14,336,844)	-	-	-	-	(14,424,123)

*	The Option liability was expired in February 2023, the Class A OS Warrant was expired in September 2023.

22. FAIR VALUE MEASUREMENT (cont.)

Recurring

The Company measured the fair value of its warrant liabilities and option liability on a recurring basis using significant unobservable (Level 3) inputs as of December 31, 2022 and 2023.

The Company estimated the fair values of warrant liabilities using the binomial option-pricing model with the assistance of an independent third-party valuation firm using the corresponding inputs:

	As of December 31, 2022				As of December 31, 2023
	March 2019 B-2 Warrant		Class A OS Warrant		March 2019 B-2 Warrant
Risk-free interest rate		4.60%		4.60%		3.92%-4.12%
Expected volatility		40.87%		40.95%		35.55%-41.61%
Dividend yield		0.00%		0.00%		0.00%
Remaining contractual life		0.75		0.74		Permanent
Fair value of the underlying preferred shares/ordinary shares	US$	45.28	US$	12.96	US$	4.67

The Company estimated the fair values of option liability using the binomial option-pricing model with the assistance of an independent third-party valuation firm using the corresponding inputs:

	As of December 31, 2022
Risk-free interest rate		4.59%
Expected volatility		37.57%
Dividend yield		0.00%
Remaining contractual life		0.09
Fair value of the underlying preferred shares	US$	16.16

(1)	The risk-free interest rate within warrant liabilities and option liability was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term in effect at the valuation date.

(2)	The expected volatility was estimated based on the historical average volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s warrant liabilities and option liability.

(3)	The determination of the fair value of the Company’s preferred shares and ordinary shares requires complex and subjective judgments to be made regarding the cash flow forecasts and the weighted average cost of capital and the discount for lack of marketability applied to the projected cash flows. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the warrant liabilities and option liability may materially differ from the recognized amount.

The fair value of the convertible loans measured at fair value was RMB18.8 million (US$2.7 million) and RMB14.3 million (US$2.0 million) as of December 31, 2022 and 2023, respectively. The Company estimated the fair value of the convertible loans based on a probability-weighted analysis which included the discounted cash flows from the convertible loans and the value of the conversion option as determined by the binomial option pricing model. The inputs used in the analysis were classified as Level 3 inputs within the fair value hierarchy due to the lack of observable market data and activity. If different estimates and assumptions had been used, the fair values of the preferred shares and ordinary shares could be significantly different, and the fair value of the convertible loans may materially differ from the recognized amount. Interest expense on the Company’s fixed- rate debt is displayed separately from other changes in its fair value. The amount presented as interest expense is determined each period by applying the interest method using the effective interest rate on the debt at its issuance.

The Company did not transfer any financial assets or liabilities in or out of Level 3 during the years ended December 31, 2022 and 2023, respectively.

23. OTHER EXPENSES, NET

Other expenses, net for the year ended December 31, 2023 consisted of the following (for the years ended December 31, 2021 and 2022 and 2023: RMB266.1 million and nil):

	For the years ended December 31
	2021	2022	2023
	RMB	RMB	RMB
Extinguishment losses	230,308,163	-	10,440,057
Extinguishment gain	(727,995)	-	-
Excess of fair value of instruments issued over proceeds	36,503,817	-	-

Total	266,083,985	-	10,440,057

24. INCOME TAX

a) Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong S.A.R.

Under the current Hong Kong S.A.R. Inland Revenue Ordinance, the Company’s Hong Kong S.A.R. subsidiary is subject to Hong Kong S.A.R. profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong S.A.R. The first HK$2.0 million of assessable profits earned by a company will be taxed at 8.25% whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each Company will have to nominate only one company in the Company to benefit from the progressive rates. Payments of dividends by the Hong Kong S.A.R. subsidiary to the Company is not subject to withholding tax in Hong Kong S.A.R.

The PRC

The Company’s PRC subsidiaries and the VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”), which was effective since January 1, 2008. In accordance with EIT Law, the statutory income tax rate of 25%, unless a preferential EIT rate is otherwise stipulated.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

24. INCOME TAX (cont.)

As of December 31, 2021,2022 and 2023, there were no retained earnings from consolidated level of all the PRC subsidiaries. And thus, the Company has not provided for deferred tax liabilities on undistributed earnings.

The Company’s loss before income taxes by jurisdiction consisted of:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Chinese mainland	(7,911,282)	(5,321,124)	(26,949,379)
Hong Kong	(69,607,124)	(9,743,991)	(22,030,473)
Cayman Islands	(380,348,160)	(104,067,740)	(95,059,975)
United states	-	-	(6,338,875)

Total	(457,866,566)	(119,132,855)	(150,378,702)

For the years ended December 31, 2021, 2022 and 2023, the current income tax expense and deferred income tax expense/(benefit) which are included in the consolidated financial statements are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax expense	1,987	3,717,490	6,260,574
Deferred tax expense/(benefit)	814,881	(601,737)	(1,255,808)

Total	816,868	3,115,753	5,004,766

Reconciliations of the differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows, respectively:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss before income tax expense	(457,866,566)	(119,132,855)	(150,378,702)
PRC statutory tax rate	25%	25%	25%
Income taxes benefit computed at the statutory income tax rates	(114,466,642)	(29,783,214)	(37,594,675)
Effect of income tax rate difference in other jurisdictions	95,938,603	26,845,174	25,245,362
Non-deductible expenses	39,875,743	44,471,710	3,454,770
Non-taxable income	-	(19,374,945)	-
Small-scale and low-profit enterprises tax benefit	-	(1,037,984)	-
Change in valuation allowance on deferred tax assets	(20,530,836)	(18,004,988)	13,899,309

Total	816,868	3,115,753	5,004,766

24. INCOME TAX (cont.)

b) Deferred tax assets and deferred tax liabilities

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Deferred tax assets:
Net operating loss carry forwards	86,496,942	53,929,686	48,654,043
Advertising expenses	537,546	408,763	-
Operating lease liabilities	-	1,435,780	603,937
Accrued expenses and other current liabilities	2,854,586	1,197,369	-
Less: Valuation allowance	(87,212,118)	(52,114,383)	(49,257,980)

Total deferred tax assets, net	2,676,956	4,857,215	-

Deferred tax liabilities:
Acquired intangible assets	(3,801,514)	(4,321,616)	(3,827,489)
Unrealized Income	(2,061,242)	(2,528,002)	-
Operating lease Right-of-use assets	-	(1,407,024)	-

Total deferred tax liabilities, net	(5,862,756)	(8,256,642)	(3,827,489)

Deferred tax liabilities, net	(3,185,800)	(3,399,427)	(3,827,489)

As of December 31, 2021, 2022 and 2023, the Company had net operating loss carry forwards of approximately RMB64.8 million, RMB63.8 million and RMB89.2 million, respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation.

24. INCOME TAX (cont.)

As of December 31, 2021, 2022 and 2023, the Company had net operating loss carry forwards of approximately RMB303.2 million, RMB173.5 million and RMB135.7 million, respectively, attributable to the PRC subsidiaries and the VIEs. The loss carried forward of the PRC companies will expire during the following periods from 2022 to 2027.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
2022	15,587,778	-	-
2023	125,499,715	44,132,171	-
2024	82,523,087	60,945,797	60,945,797
2025	45,804,548	37,302,210	37,302,210
2026	33,803,650	23,478,321	23,478,321
2027	-	7,606,115	7,606,115
2028	-	-	6,393,258

Total	303,218,778	173,464,614	135,725,702

The Company offsets deferred tax assets and liabilities pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

	As of December 31,
	2022	2023
	RMB	RMB
Classification in the consolidated balance sheets:
Deferred tax assets, net	-	-
Deferred tax liabilities, net	3,399,427	3,827,489

A valuation allowance is provided against deferred income tax assets when the Company determines that it is more likely than not that the deferred income tax assets will not be utilized in the foreseeable future. In making such determination, the Company evaluates a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

24. INCOME TAX (cont.)

As of December 31, 2021, 2022 and 2023, the valuation allowances of RMB87,212,118, RMB52,114,383 and RMB49,257,980 were related to the deferred income tax assets of the PRC entities which were in loss position. Since these entities have incurred accumulated net operating losses for income tax purposes since their inception, all deferred tax assets of the Company are recognized and a valuation allowance is recognized to the extent that it is more likely than not that the deferred tax assets will not be realized as of December 31, 2021, 2022 and 2023.

Changes in valuation allowance are as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	107,742,954	87,212,118	52,114,383
Decreases	(20,529,430)	(17,998,241)	(2,856,403)
Disposal	-	(17,092,747)	-
Expired during year	(1,406)	(6,747)	-

Balance at the end of the year	87,212,118	52,114,383	49,257,980

c) Uncertain Tax Positions

The benefits of uncertain tax positions are recorded in the Company’s consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will sustain, if examined by taxing authorities.

As of December 31, 2021, 2022 and 2023, the amounts of unrecognized tax benefits were nil, RMB3.4 million and nil respectively, which would affect the Company’s effective income tax rate.

24. INCOME TAX (cont.)

A reconciliation of unrecognized tax benefits from continuing operations is as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Unrecognized tax benefits, beginning of year	-	-	3,417,532
Increases	-	3,417,532	-
Decrease	-	-	(3,417,532)

Unrecognized tax benefits, end of year	-	3,417,532	-

The Company classifies interest and penalties related to uncertain tax benefits as interest expense and general and administrative expense, respectively.

The Company recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more-likely-than-not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Due to uncertainties under the tax law, positions taken on tax returns may be challenged and ultimately disallowed by taxing authorities. Accordingly, it may not be appropriate to reflect a position taken on the tax return when the outcome of that tax position is uncertain. For the year ended December 31, 2023, the Company recorded the amounts of RMB2.9 million, which are related to uncertainty of the Company’s subsidiaries in the Chinese mainland mainly with regards to expense without valid vouchers. The unrecognized tax benefits balances, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2017 to 2023 are open to examination by the PRC tax authorities.

25. NET LOSS PER SHARE

The following table sets forth the basic and diluted net income per ordinary share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to DDC Enterprise Limited	(454,350,226)	(122,025,640)	(159,749,513)
Accretion of Redeemable Convertible Preferred Shares	(381,218,518)	(109,089,609)	(110,112,796)

Net loss per ordinary share calculation	(835,568,744)	(231,115,249)	(269,862,309)

Denominator:
Weighted average number of Class A ordinary shares	4,829,998	5,461,443	7,219,584
Weighted average number of Class B ordinary shares	875,000	875,000	875,000

Net loss per ordinary share
— Class A - Basic and diluted	(173.00)	(42.32)	(37.38)
— Class B - Basic and diluted	-	-	-

For the years ended December 31, 2022 and 2023, the Redeemable Convertible Preferred Shares, Series seed convertible preferred shares, share options, Warrants and Convertible loans were excluded from the calculation of diluted loss per ordinary share as their inclusion would have been anti-dilutive. 875,000 Class B ordinary shares of the Company were also excluded from the calculation of diluted loss per ordinary share as they are not entitled to dividends and distributions of the Company.

Securities that could potentially dilute basic net loss per ordinary share and that were not included in the computation of diluted net loss per ordinary share because to do so would have been antidilutive for the years ended December 31, 2021, 2022 and 2023 are as follows:

	As of December 31,
	2021	2022	2023
Redeemable Convertible Preferred Shares	4,507,316	4,507,316	-
Series seed convertible preferred shares	1,076,501	1,076,501	-
Share options issued to employees	1,127,395	1,140,920	1,825,729
Share options issued in connection with business combinations	291,290	268,781	280,719
Share options issued in connection with termination of VIEs	-	22,509	22,509
Warrants	245,392	245,392	15,815
Convertible loans *	133,398	334,042	571,888
Options	422,607	422,607	-

*	Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the fixed monetary value of US$2,457,384, US$4,957,384 and US$2,976,802 divided by the estimated fair value of ordinary shares as of December 31, 2021, 2022 and 2023, respectively, which were assumed to be the conversion prices as of December 31, 2021, 2022 and 2023, respectively.

26. REVENUES

The Company’s revenues are disaggregated by major products/service lines, channel and timing of revenue recognition. Detailed information is specified as follows:

Channel	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Online consumer product sales	148,570,430	67,016,645	30,811,746
Offline consumer product sales	42,819,538	109,403,748	173,783,356
Revenues from collaborative arrangements	8,244,967	1,867,042	-
Advertising	3,413,183	870,580	886,802
Experience stores	2,131,324	428,051	-

Total Revenues	205,179,442	179,586,066	205,481,904

Major products/services lines	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Private label products	80,108,791	121,656,429	130,430,099
Ready to heat (“RTH”)	56,786,910	16,381,564	4,758,751
Ready to eat (“RTE”) & Plant Base	39,643,744	34,115,276	58,623,131
Ready to cook (“RTC”)	856,254	2,545,547	10,783,121
Fresh products	13,994,269	1,721,577	-
Total product revenues	191,389,968	176,420,393	204,595,102

Advertising service	3,413,183	870,580	886,802
Experience stores	2,131,324	428,051	-
Total service revenues	5,544,507	1,298,631	886,802

Revenues from collaborative arrangement	8,244,967	1,867,042	-

Total Revenues	205,179,442	179,586,066	205,481,904

Timing of revenue recognition	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from goods or services transferred to customers at a point in time	195,708,493	177,315,343	205,481,904
Revenue from services transferred to customers over time	9,470,949	2,270,723	-

Total Revenues	205,179,442	179,586,066	205,481,904

26. REVENUES (cont.)

In the following table, revenue is disaggregated by geographic location of customers’ headquarters.

Primary geographical markets

(based on the location of customer)	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Chinese mainland	202,640,466	174,700,347	191,565,207
Hong Kong	2,538,976	4,885,719	5,260,144
The United States	-	-	8,656,553

Total Revenues	205,179,442	179,586,066	205,481,904

Contract Liabilities

As of December 31, 2021, 2022 and 2023, the amounts of contract liabilities are RMB2,069,565, RMB6,293,066, and RMB13,773,974, respectively. Changes in the contract liabilities balances for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of beginning of the year	2,425,916	2,069,565	6,293,066
Revenues recognized from opening balance of contract liabilities	(2,425,916)	(2,069,565)	(6,293,066)
Increase due to business acquisition	-	-	2,678,134
Increase due to cash received	27,152,677	35,789,984	63,653,408
Revenues recognized from cash received during the year	(25,083,112)	(29,496,918)	(52,557,568)

Balance as of end of the year	2,069,565	6,293,066	13,773,974

The contract liabilities will be recognized as revenues when the Company fulfils its performance obligations to transfer the promised products or services to customers, which is expected to occur within one year.

The Company has elected the practical expedient to not disclose the information about remaining performance obligations which are part of contracts that have an original expected duration of one year or less.

27. COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

The Company and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to acts of non-compliance with respect to lease contracts, which are handled and defended in the ordinary course of business. The Company may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

As of December 31, 2023, the Company was involved in various claims and legal actions arising in the ordinary course of business and RMB1.4 million was estimated to be probable to be paid and was included in “Accrued expenses and other current liabilities” in the consolidated balance sheet. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

28. RELATED PARTY TRANSACTIONS

Related party transactions

During the years ended December 31, 2021, 2022 and 2023, the related parties of the Company are as follows:

Name of parties	Relationship
Ms. Norma Ka Yin Chu	Founder, Chairman of the board
Ms. Katherine Shuk Kwan Lui	Chief Financial Officer
Mr. Samuel Derk Shuen Lim	Spouse of the Founder, shareholder of Voodoo

During the years ended December 31, 2022 and 2023, the Company entered into the following related party transactions with related parties.

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Financing activities:
Loans borrowed from Ms. Katherine Shuk Kwan Lui	1,250,000	679,460	206,512
Loans borrowed from Mr. Samuel Derk Shuen Lim	17,671,752	8,951,618	-
Loans borrowed from Ms. Norma Ka Yin Chu	2,147,717	3,369,211	3,760,738
Repayment of Loans to Mr. Samuel Derk Shuen Lim	13,942,736	1,282,500	718,665
Repayment of Loans to Ms. Katherine Shuk Kwan Lui	2,091,640	500,000	383,805
Repayment of Loans to Ms. Norma Ka Yin Chu	393,934	314,294	6,894,116
Loan interests payable to Ms. Katherine Shuk Kwan Lui	41,333	2,765	2,636
Loan interests payable to Ms. Norma Ka Yin Chu	6,932	121,023	240,075
Loan interests payable to Mr. Samuel Derk Shuen Lim	600,920	284,323	297,021
Loan interests to Ms. Katherine Shuk Kwan Lui	83,415	2,334	3,073
Loan interests to Mr. Samuel Derk Shuen Lim	285,186	-	-
Reimbursement payable to Ms. Norma Ka Yin Chu	-	-	789,935

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, another HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 2% per annum and an interest-free loan of HK$1,000,000 (equivalent to RMB841,640) from Mr. Samuel Derk Shuen Lim. The company repaid HK$1,000,000 (equivalent to RMB841,640) in October 2020, HK$1,000,000 (equivalent to RMB832,100) in February 2021 and HK$1,000,000(equivalent to RMB841,640) in October 2021.

In October 2020, the Company borrowed HK$1,000,000 (equivalent to RMB841,640) with an interest rate of 5% per annum, from Ms. Katherine Shuk Kwan Lui, and the loan was fully repaid in February 2021.

In January 2021, the Company borrowed US$645,538 (equivalent to RMB4,170,240) with an interest rate of 5% per annum, from Mr. Samuel Derk Shuen Lim, and the loan was fully repaid in February 2021.

28. RELATED PARTY TRANSACTIONS (cont.)

In May 2021, the Company borrowed an interest-free loan of RMB700,000 from Ms. Norma Ka Yin Chu and repaid RMB 230,000 in November 2021 and May 2023, respectively. Loan of RMB470,000 and RMB430,000 were outstanding as of December 31, 2022 and 2023, respectively.

In July 2021, the Company borrowed HK$2,000,000 (equivalent to RMB1,683,280) with an interest rate of 5% per annum, another HK$900,000(equivalent to RMB757,476) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. Both loans were fully repaid in October 2021.

In August 2021, the Company borrowed HK$1,766,215 (equivalent to RMB1,447,717) with an interest rate of 3% per annum from Ms. Norma Ka Yin Chu. The Company repaid HK$200,000 (equivalent to RMB163,934) in October 2021, HK$20,000 (equivalent to RMB16,254) in April 2022, HK$200,000 (equivalent to RMB171,040) in June 2022, HK$30,000 (equivalent to RMB27,000) in September 2022, HK$500,000 (equivalent to RMB456,200) in November 2023 and HKD$816,215 (equivalent to RMB741,939) in December 2023. Loan of HK$1,316,215 (equivalent to RMB1,175,735) was outstanding as of December 31, 2022, the loan was fully repaid as of December 31, 2023.

In August 2021, the Company borrowed US$512,448 (equivalent to RMB3,267,213) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, repectively.

In October 2021, the Company borrowed HK$3,900,000 (equivalent to RMB3,198,000) with an interest rate of 5% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in October 2021.

In November 2021, the Company borrowed RMB2,135,543 with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and this loan payable was outstanding as of December 31, 2022 and 2023.

In November 2021, the Company borrowed RMB1,250,000 with an interest rate of 3% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in December 2021.

In December 2021, the Company borrowed HK$3,000,000 (equivalent to RMB2,460,000) with an interest rate of 2% per annum from Mr. Samuel Derk Shuen Lim. The loan was fully repaid in December 2021.

In January 2022, the Company borrowed HK$1,960,000 (equivalent to RMB1,592,108) with an interest rate of 3% per annum from Mr. Samuel Derk Shuen Lim and the loan was outstanding as of December 31, 2022 and 2023, respectively.

In April 2022, the company borrowed an interest-free loan of RMB57,000 from Ms. Norma Ka Yin Chu. The loan was fully repaid in December 2022.

In April 2022, the company borrowed an interest free loan of HK$1,500,000 (equivalent to RMB1,200,850) from Mr. Samuel Derk Shuen Lim and fully repaid in July 2022.

In April 2022, the Company borrowed an interest-free loan of HK$900,000 (equivalent to RMB759,060) from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In May 2022, the company borrowed RMB 500,000 with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui. The loan was fully repaid in June 2022.

28. RELATED PARTY TRANSACTIONS (cont.)

In May 2022, the Company borrowed HK$8,000,000 (equivalent to RMB6,916,800) included fully interest expense of HK$900,000 (equivalent RMB778,140) from Mr. Samuel Derk Shuen Lim, the Company received HK$7,100,000 (equivalent to RMB6,138,660) in total. The Company repaid HK$738,773 (equivalent to RMB645,013) in the first half of 2023 and HK$80,000 (equivalent to RMB73,652) in July 2023. Loan of HK$8,000,000 (equivalent to RMB7,146,160) and HK$7,181,227 (equivalent to RMB6,507,772) were outstanding as of December 31, 2022 and 2023, respectively.

In August 2022, the Company borrowed an interest-free loan of HK$910,000 (equivalent to RMB791,849) from Ms. Norma Ka Yin Chu and the loan was fully repaid in November 2023.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In September 2022, the Company borrowed an interest-free loan of RMB80,000 from Ms. Norma Ka Yin Chu, the Company repaid RMB43,000 in December 2022. Loan of RMB37,000 was still outstanding as of December 31, 2022 and 2023, respectively.

In October 2022, the Company borrowed HK$1,800,000 (equivalent to RMB1,627,866) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In December 2022, the Company borrowed HK$200,000 (equivalent to RMB179,460) with an interest rate of 5% per annum from Ms. Katherine Shuk Kwan Lui and the loan was fully repaid in February 2023.

In May 2023, the Company borrowed HK$1,200,000 (equivalent to RMB1,065,600) with an interest rate of 2% per annum from Ms. Norma Ka Yin Chu and the loan was fully repaid in 2023.

In July 2023, the Company borrowed three interest-free loans of HK$903,980 (equivalent to RMB832,249), HK$678,857 (equivalent to RMB625,702) and US$114,000 (equivalent to RMB822,590) from Ms. Norma Ka Yin Chu and the Company repaid HK$486,237 (equivalent to RMB444,177) in November 2023. Loan of HK$1,096,600 and USD$114,000 (aggregate equivalent to RMB1,803,363) was still outstanding as of December 31, 2023.

In October 2023, the Company borrowed an interest-free loan of HKD$225,000 (equivalent to RMB206,505) from Ms. Katherine Shuk Kwan Lui, the loan was fully repaid in November 2023.

28. RELATED PARTY TRANSACTIONS (cont.)

Guarantees provided by related parties

In September 2020, Mr. Samuel Lim Derk Shuen provided a guarantee for free for a three-year term loan of HK$4,000,000 (equivalent to RMB3,362,716) borrowed by the Company.

In June 2021, Mr. Samuel Derk Shuen Lim provided a guarantee for free for an eight-year term loan of HK$2,000,000 (equivalent to RMB1,629,884) borrowed by the Company.

In September 2021, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim provided a guarantee amount of US$10.0 million for a six-month loan of US$5.0 million (equivalent to RMB32,251,500) borrowed by the Company.

In December 2021, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim provided a guarantee amount of US$6.0 million for a one-month loan of US$2.0 million (equivalent to RMB1,290,600) borrowed by the Company.

In March 2023, Ms. Norma Ka Yin Chu provided a guarantee for free for a one-year loan of RMB6.0 million borrowed by the Company.

In September 2023, Ms. Norma Ka Yin Chu and Mr. Samuel Derk Shuen Lim and other three individuals each provided a guarantee amount of HK$4,550,000 for a ten-year loan of HK$4,550,000 (equivalent to RMB4,123,210) borrowed by the Company.

Related party balances

The outstanding balances mainly arising from the above transactions as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due to Mr. Samuel Derk Shuen Lim	14,120,050	14,231,755
Amounts due to Ms. Norma Ka Yin Chu	5,096,559	3,373,939
Amounts due to Ms. Katherine Shuk Kwan Lui	179,101	-

Amounts due to related parties	19,395,710	17,605,694

During the years ended December 31, 2022 and 2023, loans due to shareholders were described in note 18.

29. RESTRICTED NET ASSETS

The Company’s subsidiaries incorporated in the PRC are required to annually appropriate 10% of their after-tax profit calculated in accordance with GAAP of the People’s Republic of China (“PRC GAAP”) to a general reserve fund unless such funds have reached 50% of their respective registered capital. The Company’s VIEs incorporated in the PRC are also required to annually appropriate 10% of their after-tax profit calculated in accordance with PRC GAAP to a statutory surplus fund unless such funds have reached 50% of their respective registered capital. In addition, the Company’s subsidiaries, the VIEs can also, at their discretion, appropriate the enterprise expansion fund and discretionary surplus fund, prior to payment of dividends. Furthermore, the Company’s subsidiaries, the VIEs cannot distribute dividends out of their respective registered capital without the prior governmental approvals. Except for the registered capital and statutory reserve requirements stated above, there is no other restriction on the net assets of the Company’s subsidiaries and the VIEs to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements”. The Company disclosed the parent-company-only condensed financial information in Note 30.

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets
Cash and cash equivalents	23,066,336	70,915,441	9,988,231
Restricted cash	69,646,000	-	-
Short-term investment	-	83,824,022	11,806,367
Amounts due from related parties	20,253,624	143,650,752	20,232,785
Prepayments and other current assets	-	1,770,675	249,394

Total current assets	112,965,960	300,160,890	42,276,777

Non-current assets
Long-term investment (note 8)	22,440,969	14,136,050	1,991,021

Total non-current assets	22,440,969	14,136,050	1,991,021

Total assets	135,406,929	314,296,940	44,267,798

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings	37,157,952	-	-
Shareholders’ loan, at amortized cost	15,122,654	21,192,353	2,984,880
Share of losses in excess of investments in subsidiaries and VIEs	49,689,927	114,416,411	16,115,214
Amounts due to related parties	2,257,268	5,527,862	778,583
Accrued expenses and other current liabilities	28,001,161	38,751,114	5,457,980
Convertible loans, at fair value	14,949,326	6,372,830	897,594
Convertible loans, at amortized cost	18,964,600	3,541,350	498,789

Total current liabilities	166,142,888	189,801,920	26,733,040

Non-current liabilities
Convertible loans, at fair value	3,897,606	7,964,014	1,121,708
Warrant liabilities	5,747,884	87,279	12,293
Option liability	12,762,104	-	-
Shareholders’ loan, at amortized cost	76,099,976	56,928,815	8,018,256
Convertible loans, at amortized cost	-	3,500,000	492,965
Other non-current liabilities	4,162,222	10,405,554	1,465,592

Total non-current liabilities	102,669,792	78,885,662	11,110,814

Total liabilities	268,812,680	268,687,582	37,843,854

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(a)	Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
Mezzanine equity
Series A redeemable convertible preferred shares	78,343,351	-	-
Series A-1 redeemable convertible preferred shares	65,189,547	-	-
Series B redeemable convertible preferred shares	90,688,766	-	-
Series B-1 redeemable convertible preferred shares	100,365,667	-	-
Series B-2 redeemable convertible preferred shares	181,300,496	-	-
Series C redeemable convertible preferred shares	151,311,737	-	-
Series C-1 redeemable convertible preferred shares	701,320,497	-	-

Total mezzanine equity	1,368,520,061	-	-

Shareholders’ deficit
Class A ordinary shares	584,961	2,230,296	314,131
Class B ordinary shares	96,589	96,589	13,604
Series seed convertible preferred shares	58,565,485	-	-
Additional paid-in capital	-	1,816,654,303	255,870,407
Accumulated deficit	(1,478,040,573)	(1,637,790,086)	(230,677,909)
Accumulated other comprehensive loss	(83,132,274)	(135,581,744)	(19,096,289)

Total shareholders’ deficit	(1,501,925,812)	45,609,358	6,423,944

Total liabilities, mezzanine equity and shareholders’ deficit	135,406,929	314,296,940	44,267,798

30. CONDENSED FINANCIAL STATEMENTS OF THE COMPANY (cont.)

(b)	Condensed Statements of Operations and Comprehensive Loss

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)

General and administrative expenses	(32,861,932)	(12,667,168)	(8,264,485)	(1,164,028)
Share based compensation	-	(38,993,201)	(83,863,299)	(11,811,899)

Loss from operations	(32,861,932)	(51,660,369)	(92,127,784)	(12,975,927)

Interest expenses	(19,912,987)	(27,826,197)	(1,268,152)	(178,615)
Impairment loss for other equity investments accounted for using measurement alternative	-	(22,705,285)	(8,288,296)	(1,167,382)
Other expenses, net	(266,083,985)	-	(10,440,057)	(1,470,451)
Changes in fair value of financial instruments	(60,764,404)	(1,875,889)	17,101,260	2,408,662
Share of loss of subsidiaries and consolidated VIEs	(79,060,126)	(18,180,868)	(64,726,484)	(9,116,535)

Loss before income tax expenses	(458,683,434)	(122,248,608)	(159,749,513)	(22,500,248)

Net loss	(458,683,434)	(122,248,608)	(159,749,513)	(22,500,248)
Accretion of redeemable convertible preferred shares to redemption value	(381,218,518)	(109,089,609)	(110,112,796)	(15,509,063)
Net loss attributable to ordinary shareholders	(839,901,952)	(231,338,217)	(269,862,309)	(38,009,311)

(c)	Condensed Statements of Cash flows

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				Note 2(e)

Net cash used in operating activities	(25,175,497)	(2,356,633)	(123,950,486)	(17,458,061)
Net cash used in investing activities	(62,413,924)	(348,230)	(83,807,400)	(11,804,025)
Net cash provided by financing activities	141,201,960	23,868,752	185,960,991	26,192,058

Net increase in cash, cash equivalents and restricted cash	53,612,539	21,163,889	(21,796,895)	(3,070,028)

Cash, cash equivalents and restricted cash at the beginning of the year	17,935,908	71,548,447	92,712,336	13,058,259

Cash, cash equivalents and restricted cash at the end of the year	71,548,447	92,712,336	70,915,441	9,988,231

31. SUBSEQUENT EVENTS

Management has considered subsequent events through which was the date the consolidated financial statements were issued.

On December 26, 2023, the Company entered into an agreement to purchase Yai’s Thai, Inc., a leading Thai American food brand and the acquisition was completed in January 2024. The total consideration was composed of: (i) Closing Cash Consideration, i.e. US$1,674,460.56 minus the Preferred Stock Cash Amount for each series of Preferred Stock; (ii) Closing Shares, i.e. the number of Ordinary Shares having a Closing Value of US$6,694,842.24 minus the number of Ordinary Shares comprising the Preferred Stock Share Amount; (iii) Additional Consideration, i.e. cash and Ordinary Shares to be released from the Indemnity Holdback and the Financial Performance Holdback and cash to be paid in respect of the Earnout.

On June 12, 2024, the Company acquired Omsom, Inc, a proud and loud Asian food brand that has quickly garnered a devoted following for its Cooking Sauces, Saucy Noodles, and bold cultural commentary. The Agreement provided that: (i) DDC Omsom acquired substantially all the assets of Omsom, Inc., including cash, receivables and inventory, and assumed certain obligations including bank debt of approximately $800,000; (ii) the Company provide working capital of up to $3 million over the three-year period immediately following the closing of the Acquisition; (iii) key employees of Omsom, Inc. become employees of DDC Omsom; and (iv) subject to achievement of net revenue and net profit goals, the Company will pay additional purchase price consideration to Omsom, Inc. (consisting of 50% shares of Company stock and 50% cash), currently estimated, based on current projections for DDC Omsom, to have an aggregate value of $11.7 million.

On January 9, 2024, DDC entered into a share purchase agreement (the “SPA”) to acquire 51% of the outstanding shares of GLI Industry S.p.A (“GLI”), an Italian producer of specialized Asian ready-meals, for approximately USD$9.3M cash to be paid out over three years plus additional potential consideration of cash and stock depending on the performance of GLI. The transaction did not close and in September 2024 DDC received notice that the shareholders of GLI filed for an arbitration alleging that DDC failed to fulfill its obligations under the SPA by not satisfying the closing conditions and claiming damages of EU$4.7 million. DDC responded by denying any breach of the SPA and by asserting that GLI breached the SPA by failing to provide documents and failing to satisfy the closing conditions. DDC believes that the GLI shareholders’ claims are without merit and plans to vigorously defend itself and assert counterclaims; however, failure to obtain a favorable resolution could have a material adverse effect on DDC’s business, results of operations and financial condition. Currently, the amount of such material adverse effect cannot be reasonably estimated, and no provision or liability has been recorded for these claims as of December 31, 2023.